As filed with the Securities and Exchange Commission on May _____, 2006 24-10148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

TLNB FINANCIAL CORP.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

75 Park Street,
Tupper Lake, New York 12986
(518) 359-3344
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Martin M. Bier
President and Chief Executive Officer
75 Park Street
Tupper Lake, New York 12986
(518) 359-3344
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

George J. Getman, Esq.
Bond, Schoeneck & King, PLLC
One Lincoln Center
Syracuse, New York 13202
(315) 218-8223

6021	14-1823785
(Primary standard industrial classification code number)	*(I.R.S. employer identification no.)*

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 – NOTIFICATION

Item 1. Significant Parties

The directors and executive officers of TLNB Financial Corp. and their residence and business addresses are listed below.

(a) Directors

Name	Business Address	Residence Address
Martin M. Bier	75 Park Street Tupper Lake, NY 12986	7 Park Ridge Tupper Lake, NY 12986
Alexander C. Edwards	47 Dock Street Plattsburgh, NY 12901	60 Lakeview Avenue Plattsburgh, NY 12901
Jeremiah M. Hayes	64 Park Street Tupper Lake, NY 12986	Racquette River Drive Tupper Lake, NY 12986
Morrison J. Hosley, Jr.	P.O. Box 30 Long Lake, NY 12847	P.O. Box 247 Long Lake, NY 12847
F. Thomas Hyde	P.O. Box 349 Saranac Lake, NY 12983	Tradeau Road, Box 302 Saranac Lake, NY 12983
Kevin J. Littlefield	P.O. Box 2700 Grand Central Station New York, NY 10163	56 Littlefield Road Tupper Lake, NY 12986
Peter H. Lynch	307 Main Street Lake Placid, NY 12946	328 Old Military Road Lake Placid, NY 12946
Camil G. Maroun, Jr.	117 Park Street Tupper Lake, NY 12986	183 Racquette River Drive Tupper Lake, NY 12986
William C. Maroun, D.D.S.	47 Lake Street Tupper Lake, NY 12986	47 Lake Street Tupper Lake, NY 12986
Stuart P. Nicholas	44 Park Street Tupper Lake, NY 12986	P.O. Box 669 Tupper Lake, NY 12986
Leroy B. Pickering	146 Main Street Tupper Lake, NY 12986	Racquette River Drive Tupper Lake, NY 12986

(b) Executive Officers

Name	**Business Address**	**Residence Address**
Martin M. Bier President and CEO	75 Park Street Tupper Lake, NY 12986	7 Park Ridge Tupper Lake, NY 12986
Craig H. Cashman Senior Vice President	75 Park Street Tupper Lake, NY 12986	968 Jersey Swamp Road Morrisonville, NY 12962
Robert J. Guiney Treasurer	75 Park Street Tupper Lake, NY 12986	7 Third Street Tupper Lake, NY 12986
Craig H. Stevens Senior Vice President	75 Park Street Tupper Lake, NY 12986	17 Forest Hill Avenue Saranac Lake, NY 12983

(c) Not Applicable.

(d) and (e) The record and beneficial owners of 5 percent or more of any class of the Issuer's equity securities are provided below.

Name	**Business Address**	**Residence Address**
Morrison J. Hosley, Jr.	P.O. Box 30 Long Lake, NY 12847	P.O. Box 247 Long Lake, NY 12847
Camil G. Maroun	117 Park Street Tupper Lake, NY 12986	183 Racquette River Drive Tupper Lake, NY 12986

(f) There are no promoters of the issuer in connection with this offering.

(g) Affiliates of the Issuer. The Tupper Lake National Bank and TLNB Insurance Agency, Inc. are wholly-owned subsidiaries of TLNB Financial Corp.

(h) Counsel to the Issuer with respect to the proposed Offering. Bond, Schoeneck & King, PLLC, One Lincoln Center, Syracuse, New York 13202 serves as counsel to the issuer with respect to the proposed offering.

(i) - (m) Not applicable.

Item 2. Application of Rule 262

(a) No persons identified in the response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

(b) Not Applicable

Item 3. Affiliate Sales

Not Applicable.

Item 4. Jurisdiction in Which Securities Are to be Offered

The issuer, by means of this offering circular, is making this offering in the States of New York and Florida, directly through its executive officers and directors. No underwriters, dealers or salespersons are being used to offer or sell the securities. No director, officer or other employee of the issuer will receive renumeration in connection with the sale of the securities in this offering, except such persons may be reimbursed for their reasonable out-of-pocket expenses.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) No unregistered securities have been issued by the issuer or any of its predecessors or affiliated issuers within the past year except for 5,500 shares of common stock of the issuer valued at $90,000 issued to the Susan Drapeau Insurance Agency ("Agency") along with other consideration in connection with the acquisition of the assets of the Agency.

(b) Not applicable.

(c) The securities issued as referenced in subparagraph (a) above were issued in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Regulation D based upon the limited one-time issuance of a small number of securities to one person in connection with the acquisition of business assets.

Item 6. Other Present or Proposed Offerings

No other offerings of securities by the issuer are occurring or contemplated at the current time.

Item 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

(b) No underwriter will be used in connection with this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR

TLNB Financial Corp.

75 Park Street
Tupper Lake, New York 12986
(518) 359-3344

We are offering up to 100,000 units at a price of $_____ per unit. Each unit will consist of one share of our common stock and one detachable warrant. Each warrant entitles its holder to purchase, at any time, before December 31, 2008, (unless extended by us) one additional share of common stock at an exercise price of $_____ per share.

We are offering the units directly to our shareholders and the public, and no underwriter is involved in the offering. The minimum purchase for a new shareholder is 250 units ($______). There is no minimum purchase amount for current shareholders. Current shareholders of our common stock have a preemptive right to acquire a proportional amount of units in this offering to preserve their current percentage ownership. See "TERMS OF OFFERING."

All orders for units are irrevocable once executed and delivered by an investor. Funds received from investors will not be placed in an escrow account, and we will not pay interest on amounts remitted with orders, including rejected orders. The offering shall commence on June ___, 2006 and will terminate on July [31], 2006, unless we extend the offering for up to an additional 30 days.

There is no current trading market for our shares of common stock or the warrants, and we do not intend to list the common stock or warrants on any exchange. We have determined the price $______ per unit based on a variety of factors considered by our Board of Directors. See "TERMS OF OFFERING."

The purchase of these securities involves risks. See "RISK FACTORS," beginning on page 9 for information you should consider before purchasing units.

The securities being offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to public	Underwriting Discount and Commissions(1)	Proceeds to Issuer(2)
Per Unit	$20.00*	$-0-	$18.75*
Maximum Offering	$2,000,000*	$-0-	$1,875,000*

* The estimated range for the offering price is from $19.50 to $21.00 per unit. For purposes of estimating proceeds, we are assuming a $20.00 per unit price.

(1) We will not pay any commission or other compensation to our officers based on their selling efforts in the offering.

(2) Before deducting $125,000 in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees. Does not include any proceeds from exercise of warrants in the future.

The date of this Preliminary Offering Circular is May __, 2006

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR UNITS AND IS NOT SOLICITING AN OFFER TO BUY OUR UNITS EXCEPT TO RESIDENTS OF THE STATES OF FLORIDA AND NEW YORK, TO WHOM THIS OFFERING CIRCULAR IS DELIVERED.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO FLORIDA INVESTORS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT. EACH OFFEREE WHO IS A FLORIDA RESIDENT SHOULD BE AWARE THAT SECTION 517.061(11)(A)(5) OF THE FLORIDA SECURITIES ACT PROVIDES, IN RELEVANT PART, AS FOLLOWS: "WHEN SALES ARE MADE TO FIVE OR MORE PERSONS IN FLORIDA ANY SALE IN FLORIDA MADE PURSUANT TO SECTION 517.061(11) IS VOIDABLE BY THE PURCHASER IN SUCH SALE EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER."

THE AVAILABILITY OF THE PRIVILEGE TO VOID SALES PURSUANT TO SECTION 517.061(11) IS HEREBY COMMUNICATED TO EACH FLORIDA OFFEREE. EACH INVESTOR ENTITLED TO EXERCISE THE PRIVILEGE TO VOID SALES GRANTED BY SECTION 517.061(11)(A)(5) AND WHO WISHES TO EXERCISE SUCH RIGHT, MUST, WITHIN THREE DAYS AFTER THE TENDER OF ITS SUBSCRIPTION TO US OR TO ANY AGENT OF THE COMPANY (INCLUDING ANY SELECTED DEALER ACTING ON BEHALF OF US OR ANY SALESMAN OF SUCH SELECTED DEALER) OR AN ESCROW AGENT CAUSE A WRITTEN NOTICE OR TELEGRAM TO BE SENT TO US AT THE ADDRESS PROVIDED IN THIS MEMORANDUM. SUCH LETTER OR TELEGRAM MUST BE SENT AND, IF POSTMARKED, POSTMARKED ON OR PRIOR TO THE END OF THE AFOREMENTIONED THIRD DAY. IF AN INVESTOR IS SENDING A LETTER, IT IS PRUDENT TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ASSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. SHOULD AN INVESTOR MAKE THIS REQUEST ORALLY, IT MUST ASK FOR WRITTEN CONFIRMATION THAT ITS REQUEST HAS BEEN RECEIVED.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this Offering Circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "expect," "plan," "intend," "seek," "anticipate," "estimate," "continue" or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this Offering Circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this Offering Circular. The "Risk Factors" and other factors identified throughout this Offering Circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Offering Circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS
ABOUT BUYING UNITS OFFERED BY TLNB FINANCIAL CORP.

As used through this Offering Circular, the terms "we," "us," "our" and "TLNB" refers to TLNB Financial Corp. and its subsidiaries. "Bank" refers to our wholly-owned subsidiary, The Tupper Lake National Bank.

Q: What is being offered?

A: We are offering up to 100,000 units, with each unit consisting of one share of common stock and one detachable warrant. The warrant may be exercised by the holder until December 31, 2008 unless the exercise period is extended by us through a written notice to all warrant holders. Each warrant entitles the owner to purchase one share of our common stock at an exercise price of $______ per share.

Q: How will the units be offered?

A: The units will be offered to the general public in the State of New York and to persons residing in certain other states who are existing shareholders of TLNB or have a relationship with one or more of our executive officers or directors. We intend to give preference to current shareholders (who possess preemptive rights to preserve their proportionate ownership in TLNB pursuant to Section 622 of the New York Business Corporation Law, if they choose to exercise such rights), followed by Bank customers and the general public in those markets where the Bank does business Our marketing for this offering will be accomplished through a combination of telephone calls, mail and personal visits and meetings.

Q: What is the purchase price of the units being offered?

A: The purchase price is $_______ per unit in this offering. The price of the units is the same for all purchasers.

Q: Will I be charged a commission for the purchase of the units?

A: No.

Q: How many units can I purchase in the offering?

A: The minimum number of units per an order from a new purchaser is 250, except for employees of the Bank who may purchase a minimum of 25 units and current shareholders who are not subject to any minimum. Orders may be placed for any number of units over the minimum amount, but all orders shall be subject to reduction based on the allocation procedures and preemptive rights set forth in "TERMS OF THE OFFERING" on page ___.

Q: How do I order the units?

A: Investors must complete an Order Form by following the instructions printed on the form, sign the form and return it to us in the envelope provided or deliver it to our main office located at 75 Park Street, Tupper Lake, New York 12986 prior to the expiration of the offering. Payment or a funds withdrawal authorization for the amount of the purchase price must accompany the Order Form.

Q: How do I pay for the units?

A: Payment may be made by check, bank draft, money order or by authorizing withdrawal of funds from a deposit account at the Bank.

Q: Will I receive confirmation that you have received my order?

A: Yes. Confirmation will be mailed to you a few days after we receive your order form in good form. The actual number of units allocated to you in accordance with the allocation procedures set forth in the "TERMS OF THE OFFERING" will not be determined until the closing of the offering, and you will be informed of the number of shares purchased by you at that time.

Q: When will I receive a stock certificate and a warrant certificate?

A: Stock certificates and warrant certificates will be issued as soon as practical after the completion of the offering.

Q: What is the deadline for purchasing units?

A: Your completed Order Form and payment must be received by us no later than 5:00 P.M. on July [31], 2006, unless we extend the offering. We may, in our sole discretion, extend the offering beyond the initial expiration date for up to an additional 30 days.

Q: As a current shareholder, am I obligated to buy units under my preemptive rights?

A: No, but you may wish to purchase units in order to preserve your present percentage ownership in our outstanding common stock, and as a current shareholder you have the legal right to purchase at least the number of shares that will preserve your current percentage ownership of TLNB in accordance with Section 622 of the New York Business Corporation Law. Current shareholders may choose to purchase more or less than the amount which will preserve their current percentage ownership.

Q: As a current shareholder, how do I know the number of units that I should purchase to preserve my present ownership percentage in the outstanding common stock of TLNB, and how can I exercise my preemptive right to preserve my present ownership percentage in TLNB?

A: To approximately preserve your present ownership percentage in our outstanding common stock, you should purchase 1 unit for every 5 of our shares that you currently hold. The exact formula requires that you multiply the number of shares you currently hold by 19.8%. This calculation assumes that all 100,000 units are sold in the offering but does not give effect to additional shares of common stock that may be issued upon exercise of the warrants included in the units being offered.

If you choose to exercise your legal preemptive rights to preserve your current percentage ownership of TLNB, you may exercise your right by checking the appropriate box on the Order Form.

You are not required to exercise your preemptive rights, and you may elect to purchase whatever number of units you desire when completing an Order Form.

Q: As a depositor, am I required to buy units?

A: No.

Q: May I register the shares of common stock or warrants that I will own through my purchase of units in a name other than my own?

A: Generally, the stock and warrants owned through the purchase of units must be registered in the name of the purchaser as indicated on the Order Form. However, shares or warrants may be held as custodian for a minor under the Uniform Gift to Minors Act of various states. Units purchased through the exercise of preemptive rights must be registered in the name of the shareholder making the purchase. For further information regarding registration of shares of common stock or warrants, see the Instructions which accompany the Order Form.

Q: Can I order units for my IRA or Keogh Plan?

A: You must determine if your IRA or Keogh Plan allows for stock investments of this nature. Please consult your IRA or Keogh Plan representative regarding this issue.

Q: Will shares or warrants I receive upon the purchase of the units be insured?

A: No. Unlike savings accounts, deposits or other obligations of the Bank, the shares and warrants issued to you will not be insured by the FDIC or any other governmental entity.

Q: What restrictions are there on the future sale of common stock or warrants issued in this offering?

A: There are generally no restrictions on the post-offering sales of shares of common stock or warrants by investors who are residents of the State of New York who are not directors or executive officers of TLNB or the Bank. Investors residing in other states, however, are subject to resale restrictions as they may exist under the laws of their state of residence. In particular, investors who are residents of these states will not be able to resell their shares in those states unless the resales are registered or qualified by us in that state or an exemption therefrom is available in that state. In most jurisdictions an exemption is available for resales to broker/dealers or certain institutional investors, or pursuant to an exemption if the securities have been held for a sufficient period of time to demonstrate that the investor is not an underwriter for TLNB. See "Risk Factors - Investors residing in states other than New York may not sell their stock unless an exemption is available under state securities law."

Q: Has the Board of Directors made a recommendation to current shareholders with respect to the offering?

A: No. Our Board of Directors expresses no opinion and does not make any recommendation whether you should order any units. You must make an investment evaluation of the offering according to your best interests upon consultation with your advisors.

Q: Are your directors and officers of TLNB and the Bank planning to participate in the offering?

A: Yes. We expect that our directors and the executive officers and those of the Bank will subscribe for approximately [9,000] units, subject to availability.

Q: Will dividends be paid on the shares of common stock purchased with the units?

A: Our Board of Directors intends to continue its policy of paying a regular quarterly dividend on our common stock. The historical dividend rate for our common stock and related information is set forth on page _____. However, there can be no guarantee that dividends will be paid or the amount of dividends that may be paid. Payment of dividends is at the discretion of our Board of Directors, and the amount, if any, depends upon our financial resources, the earnings and financial needs of the Bank and our other subsidiaries and regulatory restrictions that apply to us and the Bank.

Once the offering is closed and the shares of common stock and warrants included in the units have been issued to a purchaser, the purchaser will become the owner of record of those securities. If as expected, the offering closes on July 31, 2006, or the offering is extended for up to 30 additional days, the new shares issued in this offering will be eligible for any dividend declared to our shareholders of record on or after the actual closing date. The next regularly scheduled record date for dividends paid by us after the anticipated closing date is September 30, 2006. Thus, holders of the shares to be issued in the offering would be eligible for dividend payments as of the anticipated record date of September 30, 2006, which dividends would be payable on or about November 1, 2006.

Q: How can I get further information about the offering?

A: The Offering Circular describes the offering in detail. If you would like further information, please call (518) 359-3344 or stop by our main office located at 75 Park Street, Tupper Lake, New York 12986. Our main office will be open for those individuals wanting to ask questions or pick up additional materials in person between 9:00 AM and 5:00 PM, Monday through Friday until the closing of the offering.

SUMMARY

This summary highlights selected information from this Offering Circular and may not contain all the information that you should consider before investing in the units we are offering. To understand the offering properly, you should read the entire document carefully, including the risk factors and our consolidated financial statements and the related notes.

TLNB Financial Corp. and its Subsidiaries

TLNB Financial Corp. ("TLNB") is a bank holding company incorporated in 1999 to hold all of the common stock of The Tupper Lake National Bank ("Bank"), a national banking association formed in 1906.

The Bank is a full service, nationally chartered, commercial bank serving Franklin County and portions of Essex and Clinton Counties in New York through four full-service banking offices located in Tupper Lake (two offices), Saranac Lake and Plattsburgh, New York, an ATM network and Internet and telephone banking services. The Bank owns all of the common stock of TLNB Insurance Agency, Inc., which operates as the Camil G. Maroun, Jr. Insurance Agency in Tupper Lake and as the Susan Drapeau Insurance Agency in Plattsburgh.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the markets we serve and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 2000, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2005, we had $94.5 million in total assets, $79.4 million in total deposits, $47.0 million in total net loans, and $8.0 million in shareholders' equity. This represents growth during this five year period of 42.5%, 48.1%, 51.6%, and 14.3%, respectively in each of these categories.

During 2005 we reported record net income of $652,296 or $1.30 per share, a 12% increase over 2004 net income. In 2006 we intend to reward our shareholders by increasing our annual dividend to 0.80 per share, up from 0.77 per share in 2005 and 0.72 per share in 2004.

Our principal executive office is located at 75 Park Street, Tupper Lake, New York 12986. Our telephone number is (518) 359-3344, and our web site is www.tlnbank.com. Information on our web site is not a part of this Offering Circular.

The Offering

Units Offered	100,000 units; each unit consists of one share of common stock and one warrant.
Warrants	Each warrant entitles the holder to exercise the warrant and purchase one additional share of common stock at the price of $_________ per share. Warrants must be exercised prior to December 31, 2008, unless the exercise period is extended by TLNB.
Purchase Price per Unit	$_____________ per unit.
Minimum Purchase	New shareholders must purchase at least 250 units. Existing shareholders are not subject to the minimum purchase requirement, and employees of the Bank are subject to minimum purchase requirement of 25 units if they wish to buy units.
Preemptive Rights	Current shareholders have preemptive rights under New York law which entitles them to purchase at least the number of units which will preserve their current percentage ownership in TLNB.
Use of Proceeds	To support recent and anticipated future growth of TLNB and its subsidiaries, and for general working capital purposes. See "USE OF PROCEEDS".
Determination of Purchase Price	Our common stock is not actively traded, and the Board of Directors has determined the purchase price for the units based upon a variety of factors including historical trading prices for similar banks, book value of our common stock, and future prospects. See "TERMS OF OFFERING – Determination of Offering Price and Warrant exercise price" page ____.
Special Factors to Consider	The securities being offered involve certain risks which should be considered prior to investing. See "RISK FACTORS".

Terms of Offering and Plan of Distribution

The offering will commence on June ___, 2006 and will continue until [July 31, 2006], unless we determine in our sole discretion to terminate the offering earlier or to extend it, for up to 30 additional days.

The offering will be conducted on a "first come, first served" basis to the general public to allow persons residing or working in our market area an opportunity to become shareholders including customers of the Bank, subject to the existing shareholders' preemptive rights to preserve their percentage ownership in TLNB. We reserve broad discretion in determining whether to sell shares to particular persons and may accept or reject orders in whole or in part for any reason. Once an order is accepted, you may not withdraw it.

Completion of the offering is not conditioned upon receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering.

The units will be marketed on a best efforts basis through our senior executive officers and directors. No person will receive any commissions or other form of compensation in connection with such efforts. While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be re-solicited and given an opportunity to rescind their investment.

See "TERMS OF THE OFFERING" for a more complete description of the offering.

How We Determined the Per Unit Purchase Price and Warrant Exercise Price

To determine the price of the units we looked at a variety of factors relevant to the valuation of our business and common stock, including the historic trading price of our stock to the extent we are aware of trading prices and comparisons with other similar Upstate New York community banks. We included the warrant as an additional inducement for new purchases in this offering. We set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that holders will be induced to exercise their warrants. For more information, please see "TERMS OF THE OFFERING – Determination of Offering Price and Warrant exercise price."

How We Will Use the Proceeds

We intend to use the net proceeds from this offering in the following order of priority based on the amount of net proceeds raised in the offering:

Proceeds allocated to the Bank	First $1,000,000 of proceeds
General corporate purposes, including acquisitions, expansion projects and enhancement of regulatory capital levels to support further growth	Remaining balance of proceeds

We are raising equity capital at this time to increase the Bank's regulatory capital levels, for general corporate purposes, and to potentially fund acquisitions or opening of new branches or insurance agencies. We expect our investment in the Bank to qualify as Tier I regulatory capital for the Bank under regulatory capital guidelines. The Bank plans to use the proceeds it receives from TLNB as a result of this offering to fund new loans, to invest in securities and for general corporate purposes. We plan to retain the remaining net proceeds from the offering for general corporate purposes which may include general expenses, dividends and acquisition and expansion costs. Except for the pending opening of a new branch in Plattsburgh, which we anticipate will be open for business in June 2006, we do not presently have any specific expansion projects or priority of uses identified and do not presently have any plans for specific acquisitions of branch offices, insurance agencies or other entities. Until we apply the net proceeds, we intend to invest such proceeds in short-term and intermediate-term interest-bearing securities or in deposits in our Bank. See "HOW WE INTEND TO USE THE PROCEEDS."

RISK FACTORS

An investment in the units and the securities offered hereby involves certain risks. You should carefully read the following risk factors, together with the other information in this Offering Circular, before making a decision to purchase any units.

We may not raise sufficient capital to achieve our growth and other objectives

We are offering the units through our officer's best efforts and are not using an underwriter to sell the units. We have not set a minimum number of units that must be sold before we may accept orders for the purchase of units from prospective investors. Because the offering is not underwritten and there is no minimum number of units that must be sold, there can be no assurance that any particular number of units will be sold nor that we will increase our capital sufficiently to allow us to achieve our growth and other objectives for the use of the offering proceeds.

You may have difficulty in selling your shares or the warrants or selling them at a fair price because there is little trading activity in our shares and no market exists for our warrants

Our common stock trades on a limited basis in private transactions and no market exists for our warrants. Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may have difficulty finding a buyer if you desire to sell your shares or warrants in the future, or you may not be able to sell your shares at a fair price or your warrants at any price. We cannot predict when, if ever, an active trading market for our securities will occur, and we do not have any plans to facilitate an active trading market.

The future trading price of our common stock may be less than the purchase price in the offering

While the trading price for our common stock has been relatively stable, we cannot assure you that the market price will not decline during or subsequent to this offering. The trading price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including competition from existing or new competitors in our market area;

- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;

- the overall volatility of the stock markets, our regional economy and market forces, and the economy generally;

- our growth and ability to implement our expansion strategy, especially given the competition in the financial services industry in our market area; and

- changes in our operating results from quarter to quarter.

Further, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock.

We have set the offering price ourselves and it may not necessarily reflect the fair market value of the units

We considered a number of factors in determining the offering price for our units, but principally looked to the historic trading prices for our stock and financial information for other upstate New York community banks, as well as the inherent value of our warrants. No independent third party evaluation or negotiations were involved in the determination of the offering price, and the offering price does not necessarily reflect the combined fair market value of our common stock and the warrants. The price at which our securities trade after the offering may be higher or lower than the offering price and you may not be able to resell your shares of our common stock or warrants at or above the offering price for the units.

The trading price of our common stock may not exceed the exercise price of the warrants before they expire

Holders of the warrants will be entitled to purchase one share of our common stock at an exercise price of $_____. The warrants may be exercised anytime after issuance until they expire on December 31, 2008 (or such later date if the expiration date is extended). We have set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that warrant holders will be induced to exercise their warrants. There can be no assurance, however, that the trading price of our stock will exceed the exercise price of the warrants during the warrant exercise period. As a result, your warrants could expire and have no value.

Investors residing in states other than New York State may not be able to sell their stock when they want due to state securities law restrictions on transfer.

If you are an investor residing a state other than New York State, you should be aware of the long-term nature of your investment. The offer and sale of units in states other than New York is being made pursuant to exemptions from registration or qualification requirements of your state which depends, in part, upon your investment intent. If you, as an investor residing in one of those states, purchase the units, you will be required to represent that you are purchasing such units for your own account for investment purposes only and not with a view to resale or distribution. No subsequent transfer of the units or shares of common stock or warrants comprising the units may be made unless such transfer is registered or qualified under the applicable state securities or "blue sky" laws, or an exemption therefrom is available. These restrictions will be noted in a legend placed on each common stock certificate and warrant. In connection with any transfer, we may require that you provide us with an opinion of legal counsel stating that the transfer complies with the applicable securities laws and that you pay any costs we incur in connection with such transfer as a precondition to the effectiveness of the transfer.

If you are a current shareholder, unless you participate in the offering you may suffer earnings dilution and you will suffer voting dilution

The sale and issuance of units in this offering will increase the outstanding shares of our common stock. Consequently, all holders of our outstanding common stock will suffer a dilution in the earnings per share to the extent the capital raised in the offering cannot be effectively deployed by TLNB.

Similarly, the increase in our outstanding shares of common stock following the offering will result in a dilution of the proportionate voting rights of current shareholders. However, a current shareholder will not suffer a dilution of proportionate voting rights upon the issuance of additional shares in the offering if such shareholder purchases a sufficient number of units in the offering to maintain the same percentage ownership of our outstanding shares of common stock. In order for a current shareholder to maintain the same percentage of stock ownership assuming all units being offered are sold and none of the warrants are exercised at closing, the shareholder must purchase approximately one unit in the offering for each 5 shares of our common stock currently held by the shareholder. Existing shareholders are entitled to preserve their proportionate ownership percentage in TLNB by exercising their preemptive rights, see "TERMS OF OFFERING."

Our level of assets and earnings may not continue to grow as rapidly as they have in the past few years

Since 2000, our asset level and net income has increased significantly. We cannot assure you that we will continue to achieve comparable results in future years. As our asset size and earnings increase and we incur additional non-interest expense associated with the growth of our franchise, it may become more difficult to achieve similar rates of growth in our assets and earnings. Declines in the rate of growth of income or assets, and increases in non-interest expenses may have an adverse impact on the value of our common stock.

Fluctuating interest rates may reduce our profitability

Fluctuations in interest rates will ultimately affect both the level of income and expense we record on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

Persistently low interest rates coupled with a flat yield curve could erode our core profitability

We derive a significant portion of our net revenues (net interest income plus non-interest income) from the difference between what we earn on our interest-bearing assets such as loans and investment securities and what we pay for our interest-bearing liabilities. Of the more than $3.9 million of net revenues in 2005, 81% or almost $3.2 million was attributable to this difference.

During 2004, interest rates fell to 40-year lows. Although some rates have since increased, many, especially long-term rates, remain near their lowest levels. Part of the core profitability of a community bank such as our Bank is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit is eroded when market rates are low. If such an environment persists, our ability to save on funding costs is reduced. Further, we believe that we have kept the cost of our interest-bearing liabilities as low as we can given the present level of interest rates. However, the longer current market interest rates remain low, then as many of our interest-bearing assets mature we will be forced to replace them with assets at lower current market yields. This asymmetrical impact could reduce our net interest income and adversely affect our operating results.

Our insurance business may not be as profitable in the future

Our insurance revenues have increased from minimal levels in 2000 to over $460,000 in 2005. This is as a result of both internally generated initiatives and the acquisition of insurance agencies and formation of TLNB Insurance Agency, Inc., as a subsidiary of the Bank. We expect the share of revenues generated by our insurance agency activities to grow as we employ more insurance agents, either through job offers or additional acquisitions.

The insurance agency business is subject to the same type of economic fluctuations that could affect our banking business. Furthermore, since a portion of the profitability of the insurance agency business is tied to the loss experience of our policies in force, the vagaries of insurance losses could impact our profitability.

We cannot guarantee the future payment of dividends

Our Board of Directors currently intends to continue its dividend payment policy. We have continuously paid an annual dividend since 1911. Although we have recently paid roughly 60% of our annual earnings out in dividends, our longer-term goal is to pay out roughly half of our annual earnings. Since we have a strategic goal to never lower the cash dividend, this process is expected to be gradual and long-term. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. Accordingly, there can be no assurance that dividends will be paid, if any, at historical levels following the offering or be increased or when such increase will occur.

In order to pay dividends, TLNB must receive dividends from the Bank and its subsidiaries to the extent it does not have sufficient cash resources available. Therefore, certain restrictions on payment of dividends by the Bank, including regulatory provisions, could effect our ability to pay dividends to shareholders in the future. See "REGULATION AND SUPERVISION".

We may experience difficulties in managing our growth

The success of our organic growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in non-interest expenses relative to revenues generated. Although successfully managed in the past, our growth strategy involves a variety of risks, including our ability to:

- attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;
- maintain adequate sources of funding at attractive pricing;
- maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and
- implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

As part of our general strategy we may acquire branches and businesses that we believe provide a strategic fit with our existing business. We do not have a long history of growth by acquisitions. To the extent that we grow by acquisition, we cannot assure you that we will be able to manage our growth adequately and profitably. Acquiring branches and businesses will involve risks commonly associated with acquisitions, including:

- potential exposure to liabilities of the businesses we acquire;
- difficulty and expense of integrating the operations and personnel of the branches and businesses we acquire;
- potential disruption to our business;
- potential diversion of our management's time and attention; and
- impairment of relationships with and the possible loss of key employees and customers of the branches and businesses we acquire.

Failure to successfully address the issues of growth either internal or by acquisition could adversely affect our results of operations and financial condition.

Strong competition within our market area may limit our profitability and growth

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The market area in which we operate, Essex, Franklin, and Clinton counties along with contiguous locations, has numerous financial institutions and service providers that we compete with for customers. Our competition comes principally from other financial institutions and service providers such as: commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms, insurance agencies, and mutual fund companies.

Many of these competitors have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we have. The intense competition in our market for financial services, and from sources outside our market through the internet or other means, has exerted pressure on the pricing of our loans, deposits and insurance products. Our profitability depends on our continued ability to retain existing customers and to attract new customers and to make loans, attract deposits, and offer insurance policies on favorable terms. If we are unable to compete successfully for business on favorable terms, our profitability and growth will be adversely affected.

Because we primarily serve the North Country, a decline in the economy of this local region could lower our profitability and adversely affect our growth

We serve Essex, Franklin, and Clinton counties with 4 banking offices, 3 ATMs and our Internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, or inclement weather, natural disasters and adverse trends or events affecting various industry groups such as tourism are among the factors that could weaken the local economy. With a weaker local economy:

- customers may not want or need our products and services;
- borrowers may be unable to repay their loans;
- the value of the collateral securing our loans to borrowers may decline and
- the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, and commercial loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans. All of these factors could lower our profitability and adversely affect our growth.

Our profitability and ability to grow would be adversely affected if a change in the law occurs that precludes our municipal customers from maintaining deposits with us or if those customers withdraw their deposits from us for other reasons

Public deposits historically have been very important to us. As of December 31, 2005, approximately 23.5% of our deposits were provided by municipal customers, which we believe to be significantly greater than our peers. If legislation to liberalize the options for municipal deposits were passed, or if our relationships with local municipalities were to deteriorate, this important source of funding could erode and/or become more expensive. This could affect our profitability and our ability to fund our growth strategies.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;
- changes in economic and industry conditions;
- the duration of the loan; and
- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer credit losses. Credit losses are inherent in the lending business and could have a materially adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our earnings. In addition, this may cause us to increase the allowance for loan losses in the future, thereby decreasing our future earnings. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities would decrease our earnings.

We may lose customers or be unable to grow our customer base if our competitors develop and invest technological improvements that consumers desire, but which are beyond our financial ability to adopt and implement

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, to better serve customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. This could result in a loss of customers or an inability to grow our customer base, either of which would adversely affect our profitability and ability to grow.

Monetary policies and economic factors could adversely affect our financial performance

The success of the Bank will depend in significant part upon its ability to attract deposits and extend loans and to maintain a sufficiently large interest margin between the rates of interest it receives on loans and other investments and the rates it pays out on deposits and other liabilities. This is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally, including the following:

- changes in governmental economic and monetary policies;
- the Internal Revenue Code and banking and credit regulations;
- national, state, and local economic growth rates;
- employment rates; and
- population trends.

We cannot predict the nature and timing of any changes in such policies and conditions or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on our financial performance.

Our growth and return to investors may be limited by the laws and government agencies that regulate us and changes in these laws that may adversely affect our results of operation and financial condition

We are a bank holding company, and our principal subsidiary is a national bank. Both entities operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal regulatory agencies. Banking regulations, designed primarily for the safety of depositors and not shareholders of TLNB., may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. Laws and regulations could change at any time, and changes could adversely affect our results of operation and financial condition. See "Supervision and Regulation" for more information about applicable banking regulations.

A loss of our senior officers could impair our relationship with our customers and adversely affect our revenue

We rely upon our senior officers to develop business and maintain customer relationships. If any of these individuals were to leave for any reason or something were to happen to one of them, and we were unable to hire highly qualified and experienced personnel to replace them, we could lose valuable customer relationships and associated revenue, especially if they were to work with a competitor. We have attempted to reduce our risk by entering into an employment agreement with Martin Bier. There is no assurance, however, that employment agreements will be effective in retaining executives.

We depend on a small employee base to operate our business and replacing our key staff members may be difficult and costly

The Bank and its subsidiary, TLNB Insurance Agency, Inc., employed a total of 36 fulltime employees as of March 31, 2006. The loss of even one employee can disrupt our operations until that employee is replaced. Furthermore, the rural nature of our business market makes is difficult to attract the needed skill set in new employees when long-time staff members move or retire. Management succession and retention of key employees could become an obstacle to our ability to operate our business smoothly.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner

We intend to use the net proceeds from this offering to increase regulatory capital levels at the Bank and to create a fund for possible future acquisitions or expansion initiatives. Other than this, we have not specifically allocated the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities or deposits in our Bank. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve TLNB's best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

A decline in the market value of our investments could negatively impact shareholders' equity

Approximately 80% of our securities investment portfolio as of December 31, 2005 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS No. 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareholders' equity, net of tax. If the market value of our investment portfolio declines, this would cause a decline in shareholders' equity which could be material.

If you participate in the offering at the level necessary to retain you current percentage of ownership of TLNB but subsequently decide not to exercise your warrants, your percentage ownership could be reduced

As a shareholder of TLNB, you have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock which may be converted to common stock. This means you are entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock in the current offering. However, as a result of this offering, we will have outstanding warrants to purchase up to 100,000 shares of common stock at $___ per share. The exercise of these warrants in the future could dilute your ownership interest in TLNB if you do not purchase units in this offering or do not exercise the warrants you acquire in this offering.

Substantial regulatory limitations on changes of control and anti-takeover provisions of in our Certificate of Incorporation and Bylaws may make it more difficult for you to receive a change in control premium

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a financial holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Also, our Certificate of Incorporation and Bylaws contain certain provisions that could deter or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive a change of control premium for their shares above the market price.

Our directors and executive officers control a significant percentage of outstanding shares and may influence shareholder actions in a manner that may be adverse to your personal investment objectives

Our directors and executive officers, through direct or indirect ownership interests, may control approximately 25% of our outstanding shares of common stock before this offering. Our Directors and executive officers have indicated that they intend to purchase [9,000] units in this offering. If we sell all 100,000 units in this offering and our directors and executive officers purchase [9,000] units, and no warrants are exercised at the closing of the offering, then our directors and officers, through direct or indirect ownership interests, may control approximately 22% of our outstanding shares of common stock after the offering. Combined with the anti-takeover provisions in our Certificate of Incorporation and Bylaws, these holdings could effectively block any attempted takeover of us. In addition, if our directors and executive officers vote together as a single group, they will significantly influence the outcome of our shareholder votes, such as election of directors, amendments to our Certificate of Incorporation, mergers and asset sales. The interests of our directors and executive officers may differ from the interests of other shareholders with respect to control issues such as these.

We are not an SEC-reporting company and, therefore, there is less information available than if our securities were registered under the Securities Exchange Act of 1934, which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

We are a non-reporting company, which means we do not file periodic reports with the Securities and Exchange Commission (SEC) and we do not plan to do so after this offering. Although we file financial information with the Federal Reserve Bank of New York and the Bank files financial information with the Office of the Comptroller of the Currency, purchasers of units will not have ready access to the same quantity of information concerning us and the Bank that is available to the shareholders of companies that report to the Securities and Exchange Commission. Further, the vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

TERMS OF THE OFFERING

The Offering

We are offering 100,000 units, at a price of $______ per unit. Each unit consists of one newly issued share of our common stock and one detachable warrant to purchase one newly issued share of our common stock at an exercise price $______. Each warrant shall be immediately exercisable upon issuance and may be exercisable until December 31, 2008 (unless such expiration date is extended by us).

If you are not already a shareholder, there is a requirement that you purchase a minimum of 250 units. There is no minimum individual purchase requirement for existing shareholders, and existing shareholders have preemptive rights as noted below. We reserve the right to alter the individual minimum purchase amount should conditions so warrant and specifically reserve the right to approve all purchases and to allocate shares and the number of shares to be purchased by each investor as set forth in the plan of distribution.

Preemptive Rights for Existing Shareholders

Existing shareholders of our common stock, as of the record date of May ___, 2006, have a preemptive right to acquire at least the number of units offered in this offering which would preserve their current percentage ownership in TLNB in accordance with the provisions of Section 622 of the New York Business Corporation Law. This right must be exercised by existing shareholders prior to July 31, 2006, by delivering a completed Order Form, together with full payment of the purchase price, to us as set forth in the instructions below. Units which are not subscribed for by our existing shareholders by July 31, 2006, will be available for allocation to other individuals submitting order forms to purchase units. Existing shareholders may subscribe for more than their proportionate percentage of shares being offered; however, the subscription for such additional shares may or may not be accepted for purchase based on allocating available shares to meet the general objectives as set forth in the plan of distribution in our sole discretion.

Plan of Distribution

We presently plan to make this offering to our existing shareholders and to the public in our primary markets, giving preference to persons having accounts and business relationships with the Bank. Shareholders exercising their pre-emptive rights prior to July 31, 2006, will be permitted to purchase at least the number of shares necessary to preserve their current percentage ownership of TLNB in accordance with Section 622 of the New York Business Corporation Law. We reserve broad discretion in allocating shares and may accept or reject orders in whole or in part for any reason. Once an order is accepted, you may not withdraw it. Funds received from an investor will be available for our immediate use once we accept the investor's order.

Method of Subscription

You may subscribe to purchase units by delivering the Order Form, completed and executed, together with full payment of the purchase price to our main office at 75 Park Street, Tupper Lake, New York 12986, prior to the expiration of the offering. All subscription payments must be made in US Dollars by check, bank draft, or money order drawn to the order of "TLNB Financial Corp." Order forms and full payment must be received on or prior to the expiration of the offering.

We reserve the right to reject any order in whole or in part or to cancel acceptance of any order in whole or in part until the date the shares of common stock and warrants are issued. If we do not accept, or if we cancel, all or part of an order, all funds relating to the unaccepted or cancelled portion shall be promptly returned to you without interest. Only our President and Chief Executive Officer has the authority to accept or reject a subscription, or portion thereof, on our behalf.

No Escrow of Subscription Funds

We do not plan to escrow subscription funds. An order form, once executed and delivered by an investor, is irrevocable. Funds received from an investor will be available for our immediate use once we have accepted the investor's order and issued common shares and warrants to the investor.

Procedure for Ordering Units

Shareholders who desire to participate in the offering must deliver to us on or before the expiration of the offering the properly completed and executed Order Form, with payment in full of the purchase price in appropriate form for all units ordered. Existing shareholders (as of the record date of May ___, 2006) who desire to exercise their preemptive rights must deliver to us on or before July 31, 2006 the properly completed and executed Order Form, with payment in full of the purchase price for all units ordered. We will not be obligated to honor any order if the Order Form or purchase price is received by us subsequent to the applicable expiration date. In any event, we reserve the right, in our sole discretion, to accept or reject any order, in whole or in part, or, if the offering is oversubscribed, to allot a lesser number of units. No fractional units may be purchased.

THE INSTRUCTIONS ACCOMPANYING THE ORDER FORM SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. QUESTIONS CONCERNING THE PROCEDURE FOR ORDERING UNITS MAY BE DIRECTED TO US BY CALLING (518) 359-3344 OR BY STOPPING AT OUR MAIN OFFICE AT 75 PARK STREET, TUPPER LAKE, NEW YORK.

Payment in full to "TLNB Financial Corp." must be by (a) check or bank draft drawn upon a United States bank; (b) postal, telegraphic or express money order; or (c) authorization of an appropriate withdrawal of monies from a checking or savings account at the Bank. The purchase price will be considered received by us only upon (i) clearance of any non-certified check, (ii) receipt by us of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, or (iii) withdrawal of monies from a checking or savings account at the Bank equal to the purchase price. All funds received in payment of the purchase price shall be held by us and deposited in a special account at the Bank. This should not be considered an escrow account or arrangement.

The address to which the Order Form and payment of the purchase price should be delivered is TLNB Financial Corp., 75 Park Street, Tupper Lake, New York 12986, Attention: Corporate Secretary. The method of delivery of Order Forms and payment of the purchase price to us will be at your election and risk, but if sent by mail, we recommend that your Order Form and payment be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to insure delivery to us and clearance of payment prior to the applicable expiration date. Because uncertified personal checks may take five business days to clear, we recommend that you pay by means of certified or cashier's check, money order, or wire transfer of funds.

There can be no assurance that a sufficient number of units will be available to satisfy all orders. In the event the number of units is insufficient to satisfy all orders, we shall determine, in our sole discretion (subject to the preemptive rights of existing shareholders), how units will be allocated among offering participants in accordance with our plan of distribution. In the event that we do not fully accept an Order Form, we will return, as soon as practical, any excess funds, without interest, to such persons.

We will decide all questions concerning the timeliness, validity, form, and eligibility of Order Forms received or any assertion by shareholders of their right to participate in the offering, with our decision being final and binding. In our sole discretion, we may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as we may determine, or reject orders. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of order forms or incur any liability for failure to give such notification.

Allocation of Remitted Funds

If you do not send enough money to purchase the number of units that you indicate you are ordering, or if you do not specify the number of units you are ordering, then we will conclude you have ordered the number of units which may be purchased by your payment. If your payment exceeds the amount necessary to purchase the number of units you have ordered, then we will conclude you have ordered the number of units which may be purchased by the full amount of your payment, rounded down to the nearest whole unit. To the extent any adjustment results in any excess funds, we will return to you, as soon as practical, any excess, without interest.

Determination of Offering Price and Warrant Exercise Price

To determine the price of the units we looked at a variety of factors relevant to the valuation of our business and our common stock. Foremost among these factors were the historic trading prices of our stock to the extent we are aware of such information and comparisons with other similar upstate New York community banks.

In determining the price, the Board of Directors also considered the following factors: historical trading prices of our stock, historical earnings of TLNB, the future prospects of TLNB, the book value per share of our outstanding common stock, recent sales prices (to the extent known) of TLNB common stock in transactions between individuals, and the stock prices of similar situated financial institutions located in Upstate New York to the extent such information was available. The Board of Directors considered the following comparative information from available sources relating to what they believe to be similar community banks in New York State in determining the purchase price.

Name	Recent Price	2005 EPS	Annual Dividend Rate	December 2005 Book Value
Capital Bank & Trust	$8.00	$0.06	--	$5.03
C. C. Bancorp, Inc.	$1,000.00	$46.80	$28.85	$755.10
Delhi Bank Corp.	$22.00	$1.74	$0.64	$15.49
Kinderhook Bank Corp.	$25.75	$1.27	$0.46	$16.92
ONB Corporation	$162.00	$10.60	$3.65	$122.00
TLNB Financial Corp.	**$20.00**[1]	**$1.30**	**$0.80**	**$16.09**

[1] Unit offering price

	Price/Earnings Ratio	Yield	Price/Book Ratio
Capital Bank & Trust	133.3	0.0%	159%
C. C. Bancorp, Inc.	21.3	3.0%	132%
Delhi Bank Corp.	12.6	2.9%	142%
Kinderhook Bank Corp.	20.3	1.8%	152%
ONB Corporation	15.4	2.3%	133%
Median	20.3	2.3%	142%
TLNB Financial Corp.	**15.4**	**4.0%**	**124%**

The Board of Directors did not retain an independent party to assist in the evaluation of the units, and there can be no assurance that the purchase price for the units reflects the actual fair market value of the units. See "RISK FACTORS."

We also decided to include in this offering a warrant to purchase shares of our common stock as an additional inducement for new purchases. The warrant has an exercise price of $_______ per share and may be exercised at any time between the date this offering closes and December 31, 2008 (unless extended by us). We set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that holders will be induced to exercise their warrants.

Limited Market for Shares and No Market for Warrants

The shares of common stock and warrants comprising the units will separate immediately upon issuance. Our common stock is not listed on any exchange and trades on a limited basis in private transactions, and no market exists for our warrants. Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares or warrants without delay, and you may be unable to sell your shares at a fair price or your warrants at any price. We cannot predict when, if ever, a developed active public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that it will be sustained for any period of time.

Issuance of Certificates

If all conditions necessary to consummate the offering are satisfied, we will deliver certificates representing shares of common stock and warrants to purchasers as soon as practical after completion of the offering.

Intentions of Directors and Executive Officers

Our Board of Directors expresses no opinion and makes no recommendation whether you should order units. You must make an investment evaluation of the offering according to your best interests upon consultation with your financial advisor.

Our directors and executive officers have indicated to us that collectively they intend to order approximately [9,000] units through participation in the offering. These intentions are not commitments and could change based upon individual circumstances and are subject to the market conditions at the time of the offering. Assuming the full purchase indicated by such directors and executive officers, they would beneficially own, as a group, a total of approximately [22]% of the outstanding common stock after the offering, and [9]% of the warrants outstanding after the offering closes, assuming 100% of the units are sold. This percentage of common stock does not give effect to additional shares of common stock that may be issued in connection with the exercise of the warrants.

Regulatory and State Securities Law Limitations

We will not issue units to any person who, in our sole discretion, would be required to obtain prior approval from any state or federal bank regulatory authority to own or control such units. Further, we will not be offering units to new investors located in states where the cost or procedures to register the units would be burdensome, and units issued to current shareholders residing in states other than New York State may be subject to restrictions on the transfer of newly issued units based on the securities law of the state in which they reside.

Right to Amend or Terminate Offering

We reserve the right to amend the terms and conditions of the offering, regardless of whether such terms and conditions are more or less favorable to potential investors. If there is a material change to the terms of the offering, we will revise this Offering Circular and file the revised Offering Circular as an amendment to the Offering Statement of which this Offering Circular is a part, and you will be given another opportunity to decide whether you wish to participate in the offering. We reserve the right to terminate the offering, or reject any purchase order in whole or in part, at any time before the delivery of certificates for common stock and warrants included in purchased units, if the offering is prohibited by law or regulation or if our Board of Directors concludes, in its business judgment, that it is not in our best interest to complete the offering or purchase under the circumstances. If the offering is so terminated, we will promptly refund money received from participants, without interest.

HOW WE INTEND TO USE THE PROCEEDS

The estimated net proceeds from the offering depends upon the total number of units we sell. The following table sets forth the calculation of our net proceeds from the offering at an estimated offering price of $20.00 per unit and the use of these proceeds. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 25%, 50% and 100% of the units that we are offering.

	(dollars in thousands, except for per share offering price)		
	25%	50%	100%
Units sold	25,000	50,000	100,000
Offering price per unit	$20.00	$20.00	$20.00
Gross offering proceeds	$500,000	$1,000,000	$2,000,000
Less estimated expense of the offering	$125,000	$125,000	$125,000
Net proceeds to the Bank	$375,000	$875,000	$1,000,000
Net proceeds retained by TLNB	---	---	$875,000

We intend to use the net proceeds from this offering in the following order of priority based on the amount of net proceeds raised in the offering:

Proceeds allocated to the Bank	First $1,000,000 of proceeds
General corporate purposes, including acquisitions, expansion projects and enhancement of regulatory capital levels to support further growth	Remaining balance of proceeds

We are raising equity capital at this time to increase the Bank's regulatory capital levels, for general corporate purposes, and to potentially fund acquisitions or opening of new branches or insurance agencies. We expect our investment in the Bank to qualify as Tier I regulatory capital for the Bank under regulatory capital guidelines. The Bank plans to use the proceeds it receives from us as a result of this offering to fund new loans, to invest in securities and for general corporate purposes. We plan to retain the remaining net proceeds from the offering for general corporate purposes which may include general expenses, dividends and acquisition and expansion costs. Except for the pending opening of a new branch in Plattsburgh, which we anticipate will be open for business in June 2006, we do not presently have any specific expansion projects or priority of uses identified and do not presently have any plans for specific acquisitions of branch offices, insurance agencies or other entities. Until we apply the net proceeds, we intend to invest such proceeds in short-term and intermediate-term interest-bearing securities or in deposits in our Bank.

MARKET FOR OUR COMMON STOCK

As discussed above under the Risk Factors section, no trading market exists for our common stock and our common stock is not listed on any exchange or on the OTC Bulletin Board. We do not plan to list our common stock, or the warrants, on any exchange at any time in the future, and we do not expect an active market for our securities to develop in the foreseeable future. In 2005, management is aware of a few transactions in which our common stock traded between $18.00 and $19.50 per share in private transactions. However, management has not ascertained that these transactions were the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of our common stock.

TLNB is not a public reporting company under the Securities and Exchange Act of 1934 and related rules of the SEC, and we do not anticipate that TLNB will become a public reporting company following the offering. In addition, we do not intend to register or qualify the units for sale in any other state other than New York State and Florida at this time. As a result, the sale or transfer of the common stock and warrants issued in the offering may be restricted by the securities laws of other states if the holder resides in a state other than New York State, unless an exemption from that state's securities law is available.

OUR POLICY REGARDING DIVIDENDS

Our Board of Directors intends to continue its dividend payment policy and has continuously paid an annual dividend for over 90 years. Although we have recently paid approximately 60% of our annual earnings out in dividends to our shareholders, our longer term goal is to pay out roughly half of our annual earnings each year in the form of dividends. The payment of future dividends will depend upon our financial resources, the earnings and financial condition of TLNB, the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time that the Board of Directors considers any declaration of dividends.

We initiated payment of quarterly dividends in 2001, and the following table shows dividends paid with respect to our common stock since January 1, 2003.

		Dividend
2003:		
	First Quarter	0.17
	Second Quarter	0.17
	Third Quarter	0.17
	Fourth Quarter	0.17
2004:		
	First Quarter	0.17
	Second Quarter	0.18
	Third Quarter	0.18
	Fourth Quarter	0.18
2005:		
	First Quarter	0.18
	Second Quarter	0.19
	Third Quarter	0.19
	Fourth Quarter	0.19
2006:		
	First Quarter	0.20
	Second Quarter	0.20

We anticipate our Board of Directors will declare a $0.20 dividend payable August 1, 2006 to shareholders of record June 30, 2006. Holders of common stock issued in the offering, assuming a closing occurs as currently contemplated, would first be eligible for dividends on the shares on the anticipated record date of September 30, 2006 to be payable on or about November 1, 2006.

We have adopted a strategic goal of paying regular quarterly dividends. There can be no assurance, however, that dividends will be paid, at historical levels following the offering or what the amount of such dividends will be from time to time. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends. The payment of dividends by us over time is directly dependent upon the earnings and financial condition of the Bank and its subsidiaries. Therefore, limitations on the Bank's ability to make dividend payments are directly applicable to us. For a description of limitations on the ability of the Bank to pay any dividends see "REGULATION AND SUPERVISION."

DILUTION

The net tangible book value of TLNB at March 31, 2006 was $7,416,968 or $14.67 per share. Net tangible book value per share is determined by dividing the net worth of TLNB (tangible assets less total liabilities) by the number of shares outstanding. Without taking into account any changes in such net tangible book value after March 31, 2006, other than to give effect to the sale of 100,000 shares offered by us in this offering (after deducting estimated offering expenses), the pro forma net tangible book value of the outstanding shares at March 31, 2006 would have been $9,291,968 or $15.35 per share. This represents an immediate increase in net tangible book value to present shareholders of $0.68 per share and an immediate dilution to new investors of $4.65 per share.

The following table represents the dilution that would be experienced by new shareholders on a per-share basis, assuming that the offering is subscribed at a level equal to 100%, 50%, and 25%, respectively, of the maximum offering amount of 100,000 shares:

	Percent of Maximum offering proceeds		
	100%	50%	25%
Number of shares offered or assumed to be sold	100,000	50,000	25,000
Gross proceeds	$2,000,000	$1,000,000	$500,000
Expenses	125,000	125,000	125,000
Net proceeds	$1,875,000	$875,000	$375,000
Net tangible book value at 3/31/06	$7,416,968	$7,416,968	$7,416,968
Net proceeds from the stock offering	1,875,000	875,000	375,000
Pro forma net tangible book value at 3/31/06	$9,291,968	$8,291,968	$7,791,968
Number of shares outstanding at 3/31/06	505,525	505,525	505,525
Number of shares offered or assumed to be sold	100,000	50,000	25,000
Pro forma number of shares outstanding at 3/31/06	605,525	555,525	530,525
Offering price per share	$20.00	$20.00	$20.00
Net tangible book value per share prior to offering	14.67	14.67	14.67
Increase in net tangible book value per share attributable to new investors	0.68	0.25	0.02
Pro forma net tangible book value per share after offering	15.35	14.92	14.69
Dilution per share to new investors	4.65	5.08	5.31

PRO FORMA CAPITALIZATION

The following table sets forth our equity capitalization as of March 31, 2006 and the pro forma capitalization as if this offer had been completed on that date. The pro forma capitalization assumes the sale of 100,000 units and the issuance of 100,000 shares of common stock, and our receipt of $1,875,000 as estimated net proceeds after deducting estimated offering expenses. You should read the information in this table together with the "Selected Financial and Other Data," our consolidated financial statements and notes thereto and the other information in this Offering Circular.

	At March 31, 2006	
Shareholder's Equity	Actual	Pro Forma
Common stock, par value $.40 per share, 1,500,000 shares authorized and 505,525 shares issued[1]	$202,210	$242,210
Additional paid-in capital	658,510	2,493,510
Retained earnings	7,538,501	7,538,501
Accumulated and other comprehensive income	(160,525)	(160,525)
Total shareholders' equity	$8,238,696	$10,113,696

(1) The table excludes the warrants issued as part of the units and the 100,000 shares of common that may be issued for the aggregate exercise price of $______________ if all of the warrants were exercised prior to their expiration.

OUR COMPANY

General

TLNB Financial Corp. ("TLNB"), a bank holding company registered with the Federal Reserve System, owns all of the outstanding capital stock of The Tupper Lake National Bank. TLNB was incorporated under the laws of the State of New York on June 10, 1999. We implemented the bank holding company structure to enhance the Bank's ability to serve its future customers' requirements for financial services and to provide flexibility for growth through expansion of our businesses and to access varied capital raising alternatives.

We are a community-oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial loans, and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 2000, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2005, we had total consolidated assets of $94.5 million, deposits of $79.4 million, total net loans of $47.0 million and total shareholders' equity of $8.0 million. This represents growth during this five-year period of 42.5%, 48.1%, 51.6%, and 14.3%, respectively in each of these categories.

During 2005 we reported record net income of $652,296 or $1.30 per share, a 12% increase over 2004 net income. We also rewarded our shareholders by increasing our quarterly dividend rate to $0.20 per share effective February 2006. This represents the 6th consecutive year of dividend increases.

Our principal executive office is located at 75 Park Street, Tupper Lake, New York 12986. This historical building houses our corporate offices, data processing center, and our bank operations functions. We believe this facility has the capacity to service our needs for the foreseeable future.

Our telephone number is (518) 359-3344, and our web-site is www.tlnbank.com. Information at our web site is not part of this Offering Circular.

The Tupper Lake National Bank

The Tupper Lake National Bank ("Bank") commenced business operations in 1906 in the Main Block of the Village of Tupper Lake. The Bank started with a capital fund of $25,000. The present Bank building was constructed in 1915 and has housed the main office of the Bank ever since. In 1911, the Bank paid its first dividend, a tradition that has continued uninterrupted to the present. By its 25th anniversary in 1931, Tupper Lake National Bank had increased its total assets to over $1.3 million. The Bank was always conservatively operated and consequently was a survivor of the 1933 Federal Bank Holiday. Growth continued throughout the 1930s, 1940s, and 1950s, and the Bank celebrated its 50th anniversary in 1956 by holding a celebratory banquet attended by many fellow bankers, customers, and employees.

Significant modernization took place in the 1960s and 1970s as the Bank joined the electronic age. A drive-thru was added in 1962 and full computerization was implemented in 1976. We opened a limited service office on Main Street in Tupper Lake in 1980, just in time for our 75th anniversary in 1981. Total assets exceeded $18 million.

The 1980s and 1990s brought volatile times for banks. Rampant inflation pushed interest rates to record highs and real estate speculation caused widespread losses. Many banks failed, but Tupper Lake National Bank continued to prosper during this difficult period, building a foundation for market expansion. In 1994, the Bank moved out of its base in Tupper Lake for the first time by opening a loan production office in Saranac Lake. Success was immediate, and plans were made for a permanent office. We opened a full service banking office in Saranac Lake in 1997 which has now grown to over $20 million in deposits.

In 1996, the Bank split its stock 50 for 1 in order to bring its trading price into the range of affordability for more investors. The action led to more shares changing hands and a steady increase in the price over time. In 2001, the Company adopted a quarterly dividend payment schedule to help smooth income for our shareholders.

Our geographic expansion continued in 2000 when our first office in Plattsburgh was established. This office has now grown to nearly $18 million in deposits. We are currently renovating a building in downtown Plattsburgh as a second location in that market. It is expected to open in June of this year.

Consistent with its history of forward-thinking, the Bank acquired the Camil G. Maroun Insurance Agency in 2003. This has proved to be a solid addition to our product offerings and to our profitability. We acquired the business of a second agency, the Susan Drapeau Insurance Agency, in 2006.

The Bank is currently celebrating its 100th anniversary of serving customers in the North Country. It is doing so as it has achieved record income, asset size, and capital resources in 2005.

Insurance Agency Subsidiary

TLNB Insurance Agency, Inc. is a New York corporation and wholly-owned subsidiary of the Bank which was formed in March 2003 as its financial services subsidiary engaging primarily in the sale of insurance products. The agency does business under the name of Camil G. Maroun Insurance Agency from its location in Tupper Lake and under the name Susan Drapeau Insurance Agency in Plattsburgh.

Products and Services

The Bank provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank's services include accepting time, demand and savings deposits, and making secured and unsecured loans. Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as Internet and telephone banking. Other services the Bank offers include safe deposit boxes, travelers' checks, money orders, wire transfers, drive-through facilities, an in-store location, 24-hour depositories, and ATMs. The Bank's lending products include residential and commercial real estate loans, commercial, and consumer loans.

The Bank, through TLNB Insurance Agency, Inc. offers a full range of insurance and other financial services products. These products range from property and casualty, life, disability and long-term care insurance products.

Business Strategy

Our mission is to provide a fair return to shareholders while serving the customers and communities of the North Country. Our strategies include:

- Generating profitable, high quality loans to support the growth and financial needs of our local customers and communities;
- Building our base of local deposits through our branch locations;
- Providing a wide range of insurance products to individuals and businesses in our market area; and
- Carefully managing our internal resources to generate returns consistent with the risks and opportunities we face.

Generate Loans

The Bank operates over a large geographic market area with low population density. To generate loans, we must focus our efforts on the places where people live, work, and transact business. These areas of opportunity are where we have located our branch offices. We offer a diversified product menu supported by a targeted officer calling program to promote our lending capabilities. We also make extensive use of public/private development partners to extend credit to worthwhile endeavors while keeping our risk within prudent guidelines.

We support our lending officers with a Credit Administration department, automated systems, and models to help price our loans at the proper level.

Our core strategy to generate loans depends in large part upon development of personal relationships. We use a people-oriented marketing approach, and utilize our internal expertise to properly structure, price, and document loans on our books.

Build Core Deposits

In order to take best advantage of branch locations, the Bank aggressively courts local depositors. We maintain a wide variety of deposit products and price them consistent with the local competition for funds. We have in-house ATMs which are connected to a national network and extend our coverage with waivers for selected customers' use of foreign ATMs. Our delivery channel is further enhanced by both telephone and internet banking options.

Other key strategies in growing core deposits include keeping our service quality at high levels and leveraging our local contacts. Because our market area is so large, we find it cost-effective to concentrate our marketing dollars on local radio and cable-TV. These options along with local print media allow the Bank to focus its message on customers who can visit one of our branch locations.

Municipalities represent a significant customer group for the Bank. We maintain a dedicated calling program with these customers and have developed a special municipal deposit account to capture their funds. Furthermore, the Bank participates in the New York State "Linked Deposit" program which provides deposits to be used to help defray some costs for economic development lending.

Sell Insurance Products

Insurance products sold through the Bank's wholly-owned insurance agency represent an increasing share of our total revenues. We sell these products through a dedicated professional staff and leverage their expertise through the use of up-to-date technology.

We have been able to add to our original agency by opportunistically adding agents in new locations who bring an established book of business immediately enhancing our profitability. We intend to continue to add agents to increase our revenues, either by making offers to them directly or by acquiring agencies that fit in with our market coverage.

Manage Internal Resources

The Bank has historically maintained excellent capital and liquidity levels. In the past five years, we have tried to more efficiently utilize these resources to generate returns for shareholders. We have used our dividend payout to help manage capital levels as we have grown and have repurchased common stock when financially justified for the Bank.

Because we enjoy a stable base of core deposits, we have been able to position the Bank to take advantage of interest rate swings while also being well-positioned to fund any local loan demand that we encounter. We make extensive use of third-party partners to extend the resources we have internally. This strategy has provided the Bank with additional funding options, an equipment leasing product, Title insurance, and a merchant credit card program.

Business Support Strategies

To support our business growth we believe that we need to execute the following four key business support strategies.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we strive to project a consistent image to the consumer. We also train our staff to identify the needs of our customers so that we can sell them the products and services that will generate our future profits.

Expanded Product Lines

Even though banks and insurance companies have been around for centuries, new products and services to meet the financial needs of customers are offered in the market on a regular basis. In order to make sure that we meet the needs of our customers, the Bank is constantly surveying the competition and industry experts to keep its product and service offerings up-to-date.

Infrastructure

Properly keeping track of both customer and Bank information in the internet age is a challenge for an institution of our size. We utilize an industry standard technology platform operated by a well-respected community bank located near our core market. By leveraging the resources of this institution, we can offer our customers state-of-the-art processing capabilities. This has allowed us to cost-effectively offer internet capabilities to our customer base. So that we are not entirely dependent on this third-party, we maintain a dedicated in-house resource to act as our key liaison and analyst for technology issues.

Manage Risk

The key risks we face include credit, liquidity, interest rate sensitivity, reputation, and operations. We manage each of these areas in a structured fashion. Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could significantly impact the Bank.

Even though we have increased the size of our loan portfolio by over 40% in the last five years, we have maintained a strict quality control program for new credits. We have experienced lending officers and a loan approval process that requires detailed knowledge of the customer's ability to repay a loan.

Our net charge-offs for 2005 were $10,000 (.02% of average loans during 2005), well below our peer group average of .17%. Our non-performing assets were 1.15% of outstanding loans as of December 31, 2005, somewhat above our peer average of .78% of outstanding loans. However, one loan of approximately $447,000 represents over three-quarters of this total. This loan is in the process of being foreclosed and is expected to result in no net loss to the Bank. Our loan loss reserve totaled $622,000 or 1.31% of outstanding loans at year-end 2005. This is very near the peer averages of 1.33%.

We manage our balance sheet risks (liquidity and interest rate sensitivity) through a regular monitoring process and an active Asset/Liability Committee which includes senior management and select members of the Board of Directors. The Bank has increased in total assets from roughly $64 million at the end of 2000 to over $94 million as of the end of 2005. During this period, the Bank has navigated both a sharp decline in interest rates to multi-decade lows from 2001 to 2004 and the subsequent more than quadrupling in rates from June 2004 to December 2005 while increasing net interest income in every year.

The potential risk to our reputation from complaints, unauthorized activities or rumors could cause severe harm to our business. We take any complaints or similar matters about the Bank seriously and investigate and take appropriate corrective action as quickly as possible. All of our employees and directors are subject to our internal Ethics Policy that provides strict guidelines for actions and formal penalties for violations.

Operating risk has become a much more important consideration in the past few years as new threats have been presented. We maintain policies to protect the privacy and information of our customers in all of our dealings. We have taken steps to secure our data processing areas both physically and through electronic means. We are in compliance with all relevant regulatory directives to manage and minimize operational risks including our disaster recovery procedures.

Banking Operations

Market Area

During 2000, we opened our first location in Clinton County by adding a banking office on Route 3 in Plattsburgh, New York. Expanding into Plattsburgh is strategically important to us. Plattsburgh is one of the largest markets in our service area with a population of over 18,000 and bankable deposits of close to $850 million. This alone exceeds the size of our two other county markets, Essex and Franklin. Although the market is competitive, we have established our presence and have grown steadily. Because we presently have only 1% share in this market, we have excellent prospects for further growth.

We are currently in the process of renovating a building in the downtown redevelopment zone of Plattsburgh for our second office in that market. We anticipate that office to be open for business in June 2006.

The Bank operates four (soon to be five) banking offices within its primary market area, Northern New York. This area encompasses Essex, Franklin, and Clinton Counties. It is a large area, but one with a variety of businesses and individuals that are receptive to the personal, relationship approach we bring providing banking and financial services to our customers.

The following maps show the Bank's primary market area:


Clinton
Franklin
St. Lawrence
Essex
Jefferson
Lewis
Warren
Washington
Hamilton
Sara toga
Schenectady
Seneca
Oswego
Oneida
Fulton
Herk imer
Mont gomery
Renn sselaer
Orleans
Wayne
Onon daga
Madison
Scho harie
Al bany
Niagara
Monroe
Gene see
Ontario
Cay uga
Cort land
Che nango
Otsego
Columbia
Greene
Yates
Wyo ming
Living ston
Tomp kins
Delaware
Erie
Schuy ler
Ulster
Dutch ess
Allegany
Steuben
Tioga
Broome
Catter augus
Sullivan
Putnam
Chautau qua
Chemung
Westchester
Orange
New York
Suffolk
Rockland
Bronx
Kings
Nassau
Richmond
Queens

1164684.6

Average Balances And Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale are included in investment securities and mortgage-related securities and yields are calculated on the historical basis. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES

(Dollars in thousands)

	Year ended December 31, 2005			Year ended December 31, 2004		
	Average Balances	Interest Income/ Expense	Yields/ Rates	Average Balances	Interest Income/ Expense	Yields/ Rates
Assets:						
Loans	$ 48,694	$ 3,386	6.95%	$ 46,635	$ 3,100	6.65%
Investment Securities						
Taxable	19,812	659	3.33%	19,271	444	2.30%
Tax-Exempt	15,940	507	3.18%	12,386	405	3.27%
Total Investment Securities	35,752	1,166	3.26%	31,657	849	2.68%
Fed Funds Sold	1,271	42	3.30%	1,687	21	1.24%
Total Interest Earning Assets	85,717	4,594	5.36%	79,979	3,970	4.96%
Other Assets	6,066			5,809		
Total Assets	$ 91,783			$ 85,788		
Liabilities and Stockholders' Equity:						
Interest-Bearing Deposits						
Now Accounts	$ 11,434	65	0.57%	$ 10,242	58	0.57%
Money Market Accounts	8,802	193	2.19%	8,359	91	1.09%
Savings	14,189	140	0.99%	14,132	138	0.98%
Time>$100,000	9,635	305	3.17%	7,769	184	2.37%
Other Time	19,688	537	2.73%	16,740	384	2.29%
Total Interest-Bearing Deposits	63,748	1,240	1.95%	57,242	855	1.49%
FHLB Advances	5,531	177	3.20%	6,927	232	3.35%
Total Interest-Bearing Liabilities	69,279	1,417	2.05%	64,169	1,087	1.69%
Noninterest-Bearing Deposits	13,958			13,249		
Other Liabilities	848			808		
Stockholders' Equity	7,698			7,562		
Total Liabilities and Stockholders' Equity	$ 91,783			$ 85,788		
Spread in Interest-Bearing Funds			3.31%			3.27%
Net Interest Income		$ 3,177			$ 2,883	
Net Interest Margin(1)			3.71%			3.60%

(1) Net Interest Margin represents net interest income divided by average interest-earning assets.

Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates residential mortgages which it sells to third parties and retains servicing rights. These mortgages are sold without recourse to the Bank.

The following tables include a Summary of Loan Portfolio, Maturities of Loans, Sensitivity of Loans to Changes in Interest Rates and a Volume/Rate Analysis:

Summary of Loan Portfolio
By Type
(Dollars in thousands)

Type	As of December 31, 2005	As of December 31, 2004
Domestic:		
Commercial, financial and agricultural	$ 7,031	$ 6,412
Real estate – construction	1,641	2,132
Real estate – mortgage	36,088	37,409
Installment and other consumer	2,888	4,029
Sub-total	47,648	49,982
Foreign	-	-
Total loans	47,648	49,982
Allowance for loan and lease losses	622	501
Total loans, net of allowance	$ 47,026	$ 49,481

Maturities of Loans
As of December 31, 2005
(Dollars in thousands)

	Maturing within one year	Maturing after one but within five years	Maturing after five years	Total
Commercial, financial and agricultural	$ 1,141	$ 806	$ 5,084	$ 7,031
Real estate – construction	1,515	126	-	1,641

Sensitivity of Loans to Changes in Interest Rates
(Dollars in thousands)

	As of December 31, 2005	
	Fixed Rate	Variable Rate
Amount due after one year		
Commercial, financial and agricultural	$ 2,421	$ 3,469
Real estate – construction	126	-

Volume Rate Analysis
(Dollars in thousands)

	2005 Compared to 2004			2004 Compared to 2003		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
	Volume[(1)]	Rate[(2)]	Total	Volume[(1)]	Rate[(2)]	Total
Interest Income:						
Loans	$ 140	$ 146	$ 286	$ 475	$ (334)	$ 141
Investment Securities	126	191	317	121	(246)	(125)
Federal Funds Sold	(6)	27	21	7	3	10
Total Interest Income	260	364	624	603	(577)	26
Interest Expense:						
NOW	7	0	7	8	1	9
MMDA	5	97	102	6	(12)	(6)
Savings	1	1	2	16	(1)	15
Time>$100,000	50	71	121	105	(24)	81
Other Time	74	79	153	43	(84)	(41)
FHLB Borrowings	(45)	(10)	(55)	(13)	(34)	(47)
Total Interest Expense	92	238	330	165	(154)	11
Change in Net Interest Income	$ 168	$ 126	$ 294	$ 438	$ (423)	$ 15

(1) The volume variance reflects the change in average balance outstanding multiplied by the average rate during the prior period. Non-accruing loans have been used in the daily average balances to determine changes in interest and income due to volume.

(2) The rate variance reflects the change in average rate multiplied by the average balance outstanding.

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and re-pricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates. The Bank measures its interest rate risk through the use of guidelines designed to measure the impact on an annualized net interest margin due to an immediate 2% change in interest rates. Quarterly, the change in net interest income, as well as several other strategic measurement ratios, are presented to the Bank's Asset/Liability Committee ("ALCO") and compared to Bank established guidelines. Minutes of the meetings are reported to the Board of Directors. The Bank has historically maintained the ratios within the acceptable ranges of the guidelines.

One measure of the Bank's interest rate risk is "interest sensitivity gap", the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate "gap" analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through maturity or rate adjustment. A "positive" gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly than on its assets in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

The Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets and liabilities may decrease during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Bank's interest rate sensitivity at December 31, 2005. Determinations of investment and loan maturities are based upon contractual terms of each asset. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

Interest Rate Sensitivity
(Dollars in thousands)

	0-3 Months	4-6 Months	7-12 Months	1-5 Years	5 Years +	Total
Assets:						
Fed Funds Sold	$ -	$ -	$ -	$ -	$ -	$ -
Interest Bearing Deposits	-	-	-	-	-	-
Investment Securities	3,200	5,800	7,600	10,700	9,700	37,000
Loans	8,000	1,800	3,600	27,200	7,000	47,600
Total Interest Sensitive Assets	$ 11,200	$ 7,600	$ 11,200	$ 37,900	$ 16,700	$ 84,600
Liabilities:						
Demand/NOW[(1)]	$ 8,500	$ -	$ -	$ -	$ -	$ 8,500
Money Market/Savings[(1)]	22,500	-	-	-	-	$ 22,500
Certificates of Deposit[(1)]	8,900	5,800	11,700	7,800	-	34,200
Securities sold under agreement to repurchase	-	-	-	-	-	-
Advances from Federal Home Loan Bank	1,700	-	-	4,500		6,200
Total Interest Sensitive Liabilities	$ 41,600	$ 5,800	$ 11,700	$ 12,300	$ -	$ 71,400
GAP:						
Period	$(30,400)	$ 1,800	$(500)	$ 25,600	$ 16,700	$ 13,200
Cumulative	$ (30,400)	$(28,600)	$(29,100)	$(3,500)	$ 13,200	

(1) Deposit totals shown in this table may not agree to total deposits reported on the balance sheet as of the same date because some deposits, such as checking accounts which had a balance of $13,400,000 as of December 31, 2005, are not interest bearing and, therefore, not included in this schedule.

Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, third party loan reviewers periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the allowance and its adequacy, management considers the Bank's loan loss experience, the amount of past-due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential loan losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank's policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy. Management's judgment as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and commercial real estate loans ceases whenever the payment of principal or interest becomes 90 days past due or the valuation of the collateral held materially deteriorates to the extent that the loan can no longer be regarded as adequately secured. The policy also provides that accrual of interest on residential mortgages ceases whenever payment of principal or interest becomes 90 days delinquent. Our consumer loan policy provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present for the past two years a summary of the "Allocation of Allowance for Loan Loss by Loan Type" and an "Analysis of Changes in the Allowance for Loan Losses".

Allocation of Allowance for Loan Losses
by Loan Type
(Dollars in thousands)

	As of December 31,			
	2005		2004	
	Amount	% of Total Loans	Amount	% of Total Loans
Domestic:				
Commercial, financial and agricultural	$ 77	15%	$ 89	13%
Real estate – construction	10	3%	23	4%
Real estate – mortgage	437	76%	315	75%
Installment and other consumer	24	6%	46	8%
Not specifically allocated	74	0%	28	0%
TOTAL	$ 622	100%	$ 501	100%

Analysis of Changes in Allowance for Loan Losses
(Dollars in thousands)

	Year Ended December 31, 2005	Year Ended December 31, 2004
Balance at beginning of the period		
Charge-offs:	$ 501	$ 391
Domestic:		
Commercial, financial and agricultural	23	20
Real estate – construction	0	0
Real estate – mortgage	0	0
Installment and other consumer	16	28
Foreign:	0	0
Total charge-offs	39	48
Recoveries:		
Domestic:		
Commercial, financial and agricultural	10	1
Real estate – construction	0	0
Real estate – mortgage	0	0
Installment and other consumer	18	25
Foreign:	0	0
Total recoveries	28	26
Net charge-offs	11	22
Provision charged to operations	132	132
Balance at end of period	$ 622	$ 501
Ratio of charge-offs, net of recoveries, to average loans outstanding	0.02%	0.04%
Allowance for loan losses as a percentage of total loans at period end	1.31%	1.00%

The following tables below summarizes the Bank's non-performing assets at the end of the past two fiscal years:

Non-Performing Loans
(Actual dollars)

	As of December 31, 2005	As of December 31, 2004
Loans accounted for on a non-accrual basis:		
Notes	$ 24,000	$ 81,000
Mortgages	64,000	48,000
Total non-performing loans	$ 88,000	$ 129,000

Past Due and Renegotiated Loans
(Actual dollars)

	As of December 31, 2005	As of December 31, 2004
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)(1)	$ 447,000	$ -
Performing but renegotiated loans	-	-
	$ 447,000	$ -

(1) Loans are still in the process of collection or are adequately collateralized.

Information regarding foregone interest follows for the indicated fiscal years:

Foregone Interest on Past Due and Renegotiated Loans
(Actual Dollars)

	Year ended December 31, 2005	Year ended December 31, 2004
Domestic Loans:		
Interest recognized	$ 122	$ -
Foregone Interest	6,162	9,915
Interest income that would have been accrued at original terms	$ 6,284	$ 9,915

Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of shareholders' equity, net of income tax effects. Securities classified in the held to maturity category are accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. We do not have a securities trading portfolio.

The securities portfolio also includes non-marketable equity securities totaling $535,388 that are carried at cost because they are not readily marketable or have no quoted market value. These include investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and New York State Business Development Corporation stock. As a member of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York, the Bank is required to hold stock in these entities. The New York State Business Development Corporation is a privately owned entity, managed and funded by banks across New York State. Its mandate is to promote employment and economic development through long term loans to creditworthy small and medium size businesses that are candidates for financing outside of or in conjunction with conventional bank sources.

The following tables summarize the fair value of the Available-for-Sale portfolio and the amortized cost of the Held-to-Maturity portfolio as of the date indicated:

Investment Securities
(Dollars in thousands)

	As of December 31, 2005	As of December 31, 2004
Available-for-Sale		
US agency securities	$ 10,237	$ 8,654
Mortgage backed securities	9,078	8,611
State and municipal obligations	9,485	7,211
Corporate debt securities	502	1,031
	$ 29,302	$ 25,507
Held-to-Maturity		
State and municipal obligations	$ 7,222	$ 6,613
Other		
Federal Home Loan Bank stock	$ 373	$ 440
Other	100	95
	$ 473	$ 535

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of TLNB and the Bank as of and for the year ended December 31, 2005, by final contractual maturity or repricing date, are as follows:

Investment Portfolio Maturities and Average Yields
As of and for the year ended December 31, 2005
(Dollars in thousands)

	Due in one year or less		Due after one to five years		Due after five to ten years		Due after ten years		Total	
Available for Sale:	Fair Value	Average Yield(1)	Fair Value	Average Yield(1)	Fair Value	Average Yield(1)	Fair Value	Average Yield(1)	Fair Value	Average Yield(1)
U.S. agency securities	$ 4,657	3.75%	$ 5,580	3.84%	$ -	-	$ -	-	$ 10,237	3.80%
Mortgage backed securities	87	4.84%	513	3.94%	1,702	4.89%	6,776	4.17%	9,078	4.30%
State and municipal obligations	246	5.27%	896	4.83%	5,934	4.77%	2,409	5.51%	9,485	4.98%
Corporate debt securities	502	5.90%	-	-	-	-	-	-	502	5.90%
Total	$ 5,492	4.06%	$ 6,989	3.99%	$ 7,636	4.77%	$ 9,185	4.56%	$ 29,302	4.39%
Held to Maturity:	Amortized Cost	Average Yield(1)	Amortized Cost	Average Yield(1)	Amortized Cost	Average Yield(1)	Amortized Cost	Average Yield(1)	Amortized Cost	Average Yield(1)
State and municipal obligations	$ 5,239	4.24%	$ 258	5.05%	$ 376	6.56%	$ 1,349	7.72%	$ 7,222	5.04%

(1) Average yield has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%.

Sources of Funds

General. The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits for each of our last two fiscal years:

Deposits - Average Balances and Rates
(Dollars in thousands)

	Year ended December 31, 2005		Year ended December 31, 2004	
	Average Balances	Average Rate	Average Balances	Average Rate
Non-Interest Bearing Demand Deposits	$ 13,958	0.00%	$ 13,249	0.00%
Interest Bearing Demand Deposits	11,434	0.57%	10,242	0.57%
Savings (Includes MMDA)	22,991	1.45%	22,491	1.02%
Time Deposits	29,323	2.87%	24,509	2.32%
	$ 77,706	1.60%	$ 70,491	1.21%

The maturity distribution of time deposits of $100,000 or more at December 31, 2005 was:

Maturity	As of December 31, 2005 (Dollars in thousands)
3 Months or Less	$ 4,648
Over 3 Months through 6 Months	5,913
Over 6 months through 12 Months	3,035
Over 12 Months	2,910
Total	$ 16,506

Borrowings. To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York. The following table summarizes these borrowings as of and for the past two fiscal years:

Short-Term Borrowings
(Dollars in thousands)

	As of and for the years ended December 31,			
	2005		2004	
	Amount	Average Yield	Amount	Average Yield
Federal Home Loan Bank Advances	$ 6,222	3.20%	$ 8,792	3.35%

As of December 31, 2005, the Bank had $18.0 million of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2005, the Bank had $12.2 million of collateral for such purposes and $6.2 million of funds advanced from the Federal Home Loan Bank of New York. In addition, the Bank may access funds through general markets such as wholesale brokered certificates of deposit and national repurchase agreements. At December 31, 2005, the Bank had no wholesale brokered certificate of deposits or national repurchase agreements.

The following table presents information concerning Federal Home Loan Bank Advances as of and for the past two fiscal eyars:

Federal Home Loan Bank Advances
(Dollars in thousands)

	For the years ended December 31,	
	2005	2004
Average Balance	$ 5,531	$ 6,927
Maximum Month-End Balance	8,823	8,762

Legal Proceedings

Currently, we are not subject to any material pending or threatened lawsuits in which claims for monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Many larger banks have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of March 31, 2006, we employed a total of 37 persons, of which 36 were full time. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the four banking offices operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
75 Park Street, Tupper Lake, NY	Owned
3 Main Street, Tupper Lake, NY	Owned
588 Lake Flower Avenue, Saranac Lake, NY	Owned
519 Route 3, Suite 100, Plattsburgh, NY	Leased
173 Margaret Street, Plattsburgh, NY	Owned

The above properties and land owned by the Bank at December 31, 2005 had a net book value of $2,226,000, not including the office at 173 Margaret Street which is scheduled to open in June 2006. None of these properties were subject to any encumbrances and any leases are at market rates.

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and other data for the years and at the dates indicated. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto beginning on page F-1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 55. The historical results are not necessarily indicative of results that may be expected for any future period.

SELECTED FINANCIAL AND OTHER DATA

	As of and for the year ended December 31,	
	2005	2004
	(Dollars in thousands except per share data)	
Statement of Income Summary:		
Interest Income:	$ 4,594	$ 3,970
Interest Expense:	1,417	1,087
Provision for loan losses	132	132
Net interest income after provision for loan losses	3,045	2,751
Non-Interest Income:	760	766
Non-Interest Expenses:	3,057	2,.824
Income tax expense	96	111
Net income	$ 652	$ 582
Per share data:		
Net income	$ 1.30	$ 1.16
Book value	16.09	15.88
Cash dividends	0.77	0.72
Period End Balance Sheet Summary:		
Total assets	$ 94,469	$ 90,622
Investment securities	36,997	32,654
Loans	47,647	49,981
Allowance for loan losses	622	501
Deposits	79,377	73,316
Stockholders' equity	8,044	7,940
Selected Financial Ratios:		
Return on average assets	0.71%	0.68%
Return on average stockholders' equity	8.47%	7.70%
Dividends declared to net income	59.23%	62.07%
Loans to deposits	60.03%	68.17%
Non-performing loans to total period-end loans	0.18%	0.26%
Net charge-offs to average loans outstanding	0.02%	0.05%
Allowance for loan losses to total loans at period-end	1.31%	1.00%
Average stockholders' equity to average total assets	8.39%	8.81%
Allowance for loan losses to non-performing assets (period end number)	705.68%	388.37%

	As of and for the year ended December 31,	
	2005	2004
	(Dollars in thousands except per share data)	
Capital Ratios:		
Leverage ratio	8.3%	8.0%
Tier 1 risk-based capital	14.5%	14.1%
Total risk-based capital	15.7%	15.0%
Other data:		
Number of banking offices	4	4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operation and financial condition of TLNB, the Bank, and TLNB Insurance Agency Inc. on a consolidated basis. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes relating thereto appearing at the end of this Offering Circular.

Overview

TLNB is the holding company for the Bank and its subsidiary, TLNB Insurance Agency Inc. The Bank is a federally chartered and regulated bank with one limited-service and three full-service banking offices in Essex, Franklin, and Clinton Counties in New York, an ATM network and Internet and telephone banking services. The Bank's headquarters is located in Tupper Lake, New York.

Our principal sources of revenue consist of income from real estate, commercial, and consumer loans made by the Bank and investment securities held by the Bank as well as from a variety of deposit services offered by the Bank to its customers. We fund our operations through cash flows from operations, the Bank's deposits, maturing and called investment securities, borrowings and capital raising transactions.

The Bank has most recently added a banking office during 2000 and has experienced growth in its total assets through the growth in the new market and deeper penetration in its existing markets. The Bank plans to open a new banking office in 2006, and it may continue to expand thereafter either through opening or acquiring additional banking branch offices.

Insurance commissions generated by TLNB Insurance Agency provide another important source of revenues. We have acquired our second agency in 2006 and expect to continue to add revenues in this arena through better marketing from existing locations and the addition of new agents and agencies through acquisition.

Comparison of results of operations for the year ended December 31, 2005 to year ended December 31, 2004

Total net after tax income for 2005 was $652,296, an increase of $70,407, or 12.1% from $581,889 for 2004. The increase in total net income was the result of the increase in net interest income of $294,247 partially offset by a small decline in non-interest income of $6,076. Our provision for loan losses was unchanged from 2004 to 2005, holding its level of $132,000. Non-interest expense increased by $232,999 partially offsetting the revenue gain. Due to a higher percentage of tax-exempt revenue, income tax expense fell by $15,235. Earnings per share increased to $1.30 in 2005, an increase of 12.1% from $1.16 in 2004.

Net interest income, which is the single largest component of TLNB's revenue, is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities. TLNB's interest earning assets are primarily loans to businesses and individuals and investment securities. Interest bearing liabilities consist primarily of savings, money market accounts, certificates of deposit, and borrowings. Net interest income totaled $3,176,769 in 2005. This was an increase of $294,247 or 10.2% from 2004's $2,882,522.

Although our net interest income increased from 2004 to 2005, the prevailing level of interest rates will challenge our ability to keep net interest income growing. Banks generate a portion of their net interest income from the ability to gather funds from depositors at short maturities (primarily less than one year) while lending to borrowers and purchasing investments of longer maturities. The difference between short-term and long-term interest rates is an important component to the Bank's earnings. Currently, this difference is very small or non-existent, and consequently, our ability to profit from any difference is minimal.

Total interest income increased $623,652 or 15.7% to $4,593,533 for 2005, compared to 2004's amount of $3,969,881. The increase was the result of growth in average interest earning assets of $5.7 million in 2005. The growth was the result of the momentum of expansion in our existing markets. Our average loans increased $2.1 million, or 4.4% over 2004 and our average securities, including fed funds sold, increased $3.7 million, or 11.0% over 2004. Loans and investment securities together make up our interest earnings assets. The majority of the increase in interest earning assets was funded by interest bearing liabilities, as average interest bearing liabilities increased $5.1 million. The remaining amount was funded by increased non-interest bearing deposits.

Non-interest income consists of service charges and fees, insurance commissions, and other income, such as, the increase in cash surrender value of our bank-owned life insurance (BOLI). Non-interest income decreased less than 1% or $6,076 to $760,984 for 2005, as compared to $766,970 for 2004. In 2005, income from service charges and fees measured $204,763, a decrease of $50,169, or 19.7%, compared to 2004. The decrease was primarily attributed to culling accounts of customers with chronic delinquency problems. Insurance commissions decreased by 3.9% or 18,497. Included in the results was a sharp reduction in contingency fees in 2005 compared to 2004 due to higher than normal insurance settlements to customers in 2004. The contingency payment for 2005 due in 2006 has increased substantially. Other income increased $62,590, or 194.4%, from $32,195 in 2004 to $94,785 in 2005. The increase was primarily attributed to the increase in cash surrender value on our BOLI.

Total interest expense increased $329,405 or 30.3% to $1,416,764 for 2005, compared to 2004's amount of $1,087,359. The increase is the result of a significant increase in interest-bearing liabilities along with increased interest rates engineered by the Federal Reserve. Partially offsetting the increased cost of interest-bearing liabilities was the increase in non-interest bearing demand deposits.

The provision for loan loss is charged to operations to increase the total allowance to a level deemed appropriate by management based on a number of factors. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The allowance represents management's best estimate of known and inherent losses in the loan portfolio at the balance sheet date that are both probable and reasonable to estimate. However, actual loan losses could exceed the amounts that have been charged to operations. In 2005, the provision for loan loss was $132,000, unchanged from 2004. Our allowance for loan losses totals 1.31% of total loans at December 31, 2005, up from 1.00% of total loans at December 31, 2004.

Non-interest expense consists of salaries and benefits, occupancy, and other expenses. Non-interest expense increased $232,999 or 8.2% to $3,057,231 for 2005, as compared to $2,824,232 for 2004. In general, our non-interest expenses increased to support the continued growth of the organization. The largest non-interest expense was for salaries and benefits, which rose $263,409 or 17.4% due to the addition of lending and branch personnel, as well as, continued increases in benefits costs paid by the organization on behalf of its employees. Occupancy expenses increased $52,227 or 14.6% primarily the result of increased depreciation in Plattsburgh and higher energy and utility costs related to our facilities. Other expenses decreased $82,637 or 8.7% primarily the result of converting to an out-sourced data center environment for transaction processing. The conversion is expected to mitigate future technology costs related to transaction processing activities. Non-interest expenses are expected to increase in 2006 due to the addition of new insurance salespeople and the opening of an additional banking office.

Income tax expense was $96,136 (12.8% of pre-tax net income) for 2005 as compared to $111,371 (16.1% of pre-tax net income) for 2004. The decrease in the percentage of taxes compared to pre-tax net income was the result of higher levels of tax exempt interest income we recognized. The Bank has historically taken an aggressive posture to its tax position, leveraging the advantage of supporting New York State municipalities while generating superior tax-equivalent income. We expect to continue to do so.

Financial condition for the years ended December 31, 2005 and 2004

Total assets. Total assets on December 31, 2005 were $94.5 million, an increase of $3.9 million or 4.3% from $90.6 million recorded on December 31, 2004. Growth occurred in our total investment securities, which was offset by a decrease in our loan portfolio.

Loans. Gross loans totaled $47.6 million at December 31, 2005, a decrease of $2.4 million or 4.8% from $50.0 million at December 31, 2004. Weak loan demand along with our pricing and credit discipline contributed to the modest decline. Total real estate loans (residential and commercial) decreased $1.8 million or 4.6% due to normal amortization, refinancing, and a slower market for new loans. Commercial and industrial loans increased $619,000 or 9.7%. Consumer loans decreased $1.1 million or 27.3%, primarily the result of competition from non-banking finance companies.

Loan Quality. Average delinquent loans for the twelve months of 2005 were 1.78%. This is an increase from a twelve-month average of .68% in 2004. Net charge-offs for 2005 were $11,000 or 0.02% of average loans outstanding. This compares to net charge-offs of $22,000 or 0.05% of average loans for 2004. The allowance for loan loss was funded at a level of $621,977 or 1.31% of loans at December 31, 2005. This compares to an allowance for loss of $500,508 or 1.00% of average loans at December 31, 2004. Non-performing loans totaled $545,000 or 1.14% of total loans outstanding at December 31, 2005. This compares to $129,000 or 0.26% of total loans outstanding at December 31, 2004. Non-performing loans on December 31, 2005 were boosted by one loan of $447,000 which is in the process of being foreclosed and is expected to result in no loss to the Bank. Management does not believe the non-accrual loans or any amounts classified as non-performing will have a significant effect on operations or liquidity in 2006. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity or capital resources.

Investments. Holdings of investment securities were $37.0 million at December 31, 2005, an increase of $4.3 million or 13.1% from the amount at December 31, 2004 of $32.7 million. The increase was due to the purchase of new securities as a result of deposit growth and loan reductions. The carrying value of available-for-sale securities includes net unrealized losses of $229,000 at December 31, 2005 (reflected as unrealized depreciation of $136,546 in shareholders' equity after deferred taxes) as compared to net unrealized appreciation of $44,000 ($26,466 net of taxes) at December 31, 2004. The change in valuation was due to the general rise in interest rates during 2005. However, since the Bank generally intends to hold its securities to maturity, we do not expect to book any realized losses on our investment portfolio.

Deposits. Deposits are the major source of funds for our lending and investment activities. Total deposits at December 31, 2005 were $79.4 million, an increase of $6.1 million or 8.3% over total deposits of $73.3 million at December 31, 2004. The growth was concentrated in certificates of deposit, especially those in excess of $100,000. This reflects both the changed interest rate environment due to the increases in interest rates engineered by the Federal Reserve in 2005 and the our success in attracting the deposits of local municipal customers. Activity in all deposit categories was primarily the result of our continued efforts to expand our customer base, especially in our newer markets of Saranac Lake and Plattsburgh.

Borrowings. Total borrowings at December 31, 2005 were $6.2 million, a decrease of $2.6 million or 29.5% from total borrowings at December 31, 2004 of $8.8 million. We were able to reduce borrowings during 2005 because of the strong growth we experienced in our deposits. As of December 31, 2005 we had four advances from the Federal Home Loan Bank of New York totaling $6.2 million, with interest rates ranging from a low of 2.90% to a high of 4.08%.

Shareholders' Equity. As of December 31, 2005, total shareholders' equity was $8.0 million, an increase of $104,000 or 1.3% from shareholders' equity measured on December 31, 2004. Equity grew as a result of earnings of $652,296 less equity reductions from distributions of dividends to common shareholders of $385,019 and reduction in accumulated other comprehensive income of $163,012. Accumulated other comprehensive income decreased as a result of changes in the net unrealized gain on investment securities available for sale due to fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim period and year end period depending on economic and interest rate conditions.

Liquidity

TLNB, as the parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. TLNB's main sources of liquidity, as a holding company, are dividends from the Bank, investment income and net proceeds from borrowings and capital securities offerings. Our main uses of liquidity are the payment of dividends to our shareholders and limited expenses. The ability of the Bank to pay dividends is subject to various regulatory limitations.

At December 31, 2005, TLNB had a minimal of short-term investments consisting of a deposit account with our Bank. During 2006, we expect that we can meet our holding company liquidity needs from the reserves we hold, together with the net proceeds we expect to retain from this offering. For more information, see "How we Intend to Use Proceeds."

On a consolidated basis, liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business for us and our subsidiary. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Our funding sources include cash flow from operations, deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities, borrowings and capital raising transactions.

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and non-interest bearing deposits, if available in the local marketplace. Core deposits are generated from a large base of consumer, business, and municipal customers, which over the past several years have become more geographically diverse as a result of the expansion of the Bank's businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a large array of financial market participants, including banks, thrifts, mutual funds, securities dealers and others. Local deposits financed 84.0% of the Bank's assets at December 31, 2005 compared with 80.9% at December 31, 2004.

The Bank's retail "core" deposit base has been historically loyal. Approximately 90% to 95% of all retail time deposit accounts renew with the bank upon their maturity. Moreover, concurrent with the Bank's growth strategies, new retail markets, Saranac Lake and Plattsburgh, have been entered into expanding the Bank's customer base. Historically, these new markets reflect the same customer loyalty patterns. In addition, the Bank has focused on garnering a larger deposit share of the markets it currently services.

Municipal customers located in or near our branch offices provide another source of local deposits. We have created a special money market account for these customers and have been responsive to their borrowing needs as well. This has resulted in a solid increase in the absolute and relative level of municipal deposits we hold. As of December 31, 2005, we held $18.7 million in deposits of state and municipal customers or 23.5% of total deposits. This is an increase of $7.3 million or 38.9% from December 31, 2004 when we held $11.4 million or 15.5% of total deposits.

As the bank grows it will be prudent for it to become more active in using funding sources other than retail core deposits. The paragraphs below detail the various liquidity sources the Bank has at its disposal. These sources can be attracted more quickly, be used on a temporary basis until core deposits are secured, and sometimes are a less expensive alternative. Prudent management will require a balanced approach in using these sources.

The Bank supplements funding provided through core deposits with borrowings from the Federal Home Loan Bank of New York (FHLB). As of December 31, 2005 and December 31, 2004, the Bank had $18 million and $7.2 million, respectively, of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2005 and December 31, 2004, the Bank had $12.2 million and $11.1 million, respectively, of collateral for such purposes and $6.2 million and $8.8 million, respectively, of funds advanced from Federal Home Loan Bank of New York. These borrowings are secured by residential mortgage loans.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York. The amount of these borrowings is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility at either December 31, 2005 or at December 31, 2004. Informal sources of funding are available to the bank through arrangements for unsecured short-term borrowings from other banks. In general, these borrowings are unsecured and mature on the next business day. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank's ability to obtain funding from these sources could be negatively impacted.

Other sources of liquidity include maturities of investment securities, repayment of loans and cash generated from operations, such as fees collected for services. See "Business - Investments" for a maturity distribution of the Bank's investment securities portfolio.

The impact of additional capital from the stock offering will improve our liquidity. Additionally, in the future the Bank will likely continue its leveraging strategy and increase borrowings and provide funding for the purchase of investment securities with a favorable interest rate spread.

Management closely monitors the bank's liquidity positions for compliance with internal policies and believes the available sources of liquidity are adequate to meet funding needs anticipated in the normal course of business. Management does not anticipate engaging in any activities, either currently or in the long-term, which would cause a significant strain on our liquidity.

The relationship between our consolidated gross loans and consolidated total deposits provides a useful measure of our liquidity. Repayment of loans tends to be less predictable than the maturity of investments and other liquid resources; therefore, the higher our consolidated loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2005, the ratio of loans-to-deposits was 60.0%, compared to 68.2% at December 31, 2004.

Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments, involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the statement of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31, 2005:

	Notional Amount
Commitments to extend credit	
Real estate mortgage loans	$3,117,000
Commercial credit lines	4,091,000
Consumer credit lines	1,558,000
Standby letters of credit	634,000
	$9,400,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The amount of liability recorded at December 31, 2005 related to outstanding letters of credit was not significant.

Capital

Capital adequacy refers to the level of capital required to sustain asset growth over time and to fund our dividend payments to shareholders. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. The primary measures used by management to monitor our capital adequacy are the bank regulatory capital requirements.

Our primary source of capital has been the Bank's retained earnings. During the last two years our shareholders' equity has increased to $8.0 million as of December 31, 2005, from $7.8 million at December 31, 2003. This included an increase in our retained earnings of $489,145 during this period and a reduction of $244,861 in other comprehensive income due to unrealized losses on our investment portfolio.

The Bank's retained earnings have supported our past growth and expansion This has led to us and the Bank maintaining "well-capitalized" regulatory ratios at every reporting period since the formal guidelines were adopted in the 1980s. "See Supervision and Regulation – Capital Adequacy"

The proceeds of the current offering are part of management's capital planning policy to ensure compliance with regulations and to permit future expansion. The infusion of this new capital is expected to increase our capital resources and to have an impact on the consolidated capital position of TLNB and the Bank. In particular, the offering, if fully subscribed, is expected to increase our shareholders equity by approximately $1.9 million and thereafter if all warrants in this offering are exercised prior to their expiration on December 31, 2008, to increase our shareholders equity by an additional $2.3 million.

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans. management obtains independent appraisals for significant collateral. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

SUPERVISION AND REGULATION

The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

General

TLNB and the Bank are extensively regulated under federal law, and to a lesser extend, by New York State law. These laws and regulations are primarily intended to protect the Bank's depositors, not its shareholders. Changes in applicable laws or regulations may have a material effect on the business and prospects of TLNB. Some of the significant areas of bank regulation affecting TLNB and the Bank are discussed below.

Significant Changes In Banking Laws and Regulations

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") was enacted to address corporate and accounting fraud. Among other things, the Act (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission; (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; and (iii) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert." To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

Since neither the Bank nor TLNB is a publicly reporting company, neither is subject to the requirements of the Act. However, bank regulatory agencies have been considering whether and to what extent the Act should be made applicable to banks and bank holding companies. As a result, it is possible that TLNB may, in the future, have to comply with some of the provisions or similar provisions as contained in the Act. While TLNB will certainly incur additional expense if it is required to comply with the Act, it is not expected that such compliance will have a material impact on its business.

USA Patriot Act of 2001. On October 26, 2001, the President signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2001. Among other things, the Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program, and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. While management believes the Patriot Act may, to some degree, affect the Bank's recordkeeping and reporting expenses, it does not believe that the Patriot Act will have a material adverse effect on the Bank's business and operations.

Financial Services Modernization. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms; (ii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; (iii) provided an enhanced framework for protecting the privacy of consumer information and (iv) addressed a variety of other legal and regulatory issues affecting day-to-day operations and long-term activities of financial institutions.

Bank holding companies may now engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks (and certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

Management does not believe that the act will negatively affect the Bank's operations. However, to the extent the act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than the Bank currently offers and that may aggressively compete in the markets currently served by the Bank.

Bank Holding Company Regulation

TLNB is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (the "BHCA"), and therefore is subject to regulation, supervision and examination by the Federal Reserve. TLNB must file annual reports with the Federal Reserve and provide it with such additional information as the Federal Reserve may require. Under the Financial Services Modernization Act, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company; or (ii) engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to Federal Reserve restrictions on extensions of credit to TLNB or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit TLNB's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses. In addition, the Bank and TLNB cannot engage in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

National Bank Regulation

As a national banking association, the Bank is subject to the supervision and regulation of the OCC. The federal laws that apply to the Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits and the nature and amount of collateral for loans. The Bank's deposits are insured to a maximum of $100,000 per depositor by the FDIC, and the Bank pays semiannual deposit insurance premium assessments to the FDIC.

CRA. The Community Reinvestment Act requires that, when examining financial institutions within their jurisdiction, federal regulators evaluate the institution's record in meeting the credit needs of its local community, including low and moderate income neighborhoods. This record is also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and following credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons who are neither insiders nor employees. A violation of these restrictions may result in regulatory sanctions on the Bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earning and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Dividends. The principal source of TLNB's cash revenues are dividends received from the Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice or otherwise diminish the Bank's capital below minimum regulatory standards deemed adequate.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, TLNB and the Bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

Tier 1 and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier 1 capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier 1 capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Effects Of Government Monetary Policy

The Bank's earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the Bank cannot be predicted with certainty.

TAXATION

If you are subject to United States federal income tax, generally you will recognize capital gain or loss when you sell the shares of stock or the warrants which you purchase in this offering. The gain or loss will be equal to the difference between your tax basis in the shares or warrants and the amount you receive for them. The gain or loss will be long term if you hold the shares or warrants for more than 12 months.

Your tax basis in the shares and warrants purchased in the offering will be the amount you paid for units, divided between shares and warrants according to their respective fair market values. If you exercise warrants, your tax basis in the shares purchased will be the exercise price of $________ per share plus your tax basis in the warrants exercised. If you let your warrants expire unexercised, you will recognize a long-term capital loss equal to your tax basis in the warrants.

This summary is based on the United States Internal Revenue Code of 1986, as amended to the date of this Offering Circular. It does not address the consequences to certain specialized classes of taxpayers or particular circumstances of individual shareholders. Persons considering the purchase of units should consult their tax advisors regarding the application of the United States and other income tax laws to their particular situations.

MANAGEMENT

Directors

Our Board of Directors currently consists of 11 persons. In accordance with the our Certificate of Incorporation and Bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually. Camil G. Maroun, Jr. and Dr. William C. Maroun are brothers.

Each of our directors is also a director of the Bank. The following table sets forth certain information with respect to our directors, including their principal occupation and business experience for the last 5 years:

Name & Age	Business Experience/Occupation	Director Since
Martin M. Bier. Age 68	President and CEO of TLNB and the Bank Tupper Lake, NY	1997
Alexander C. Edwards Age 52	Managing Partner Alexander, Edwards and Co. Plattsburgh, NY	2000
Jeremiah M. Hayes Age 58	Attorney, Bank Counsel Tupper Lake, NY	2003
F. Thomas Hyde Age 49	President/CEO, Hyde Fuel, Inc. Saranac Lake, NY	1999
Morrison J. Hosley, Jr. Age 66	President, Hoss's of Long Lake, Inc. Long Lake, NY	1974
Kevin J. Littlefield Age 52	Superintendent Litchfield Park Corporation Tupper Lake, NY	1990
Peter H. Lynch Age 51	President, Gordon W. Pratt Insurance Agency Lake Placid, NY	2005

Camil G. Maroun, Jr. Age 66	President, TLNB Insurance Agency, Inc. Tupper Lake, NY	1997
Dr. William C. Maroun Age 69	Dentist Tupper Lake, NY	1988
Stuart P. Nichols Age 53	Insurance and Investments Tupper Lake, NY	1984
Leroy B. Pickering Age 66	Partner, LeRoy's Auto Sales Tupper Lake, NY	1981

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is appointed by our Board of Directors and has held an executive position with the Bank for at least the last 5 years.

Name and Age	Position with TLNB	Position with the Bank
Martin M. Bier Age 68	President and Chief Executive Officer	President and Chief Executive Officer
Craig H. Stevens Age 50	Senior Vice President	Senior Loan Officer
Robert J. Guiney Age 53	Treasurer	Vice President and Cashier
Craig H. Cashman Age 61	Senior Vice President	Senior Vice President
Gail A. Auclair Age 55	Auditor and Compliance Officer	Auditor and Compliance Officer

Director Compensation

Directors, other than those employed by the TLNB or any of its subsidiaries in other capacities, receive a fee of $600 for each Board meeting and $200 for each committee meeting. Directors who are also officers of TLNB or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting.

Executive Compensation

The following table sets forth the total compensation for services in all capacities paid by TLNB and the Bank to our President and Chief Executive Officer. Other than the President and Chief Executive Officer, no other executive officers' individual annual salary and bonus exceeded $100,000 in 2005.

Name and Principal Position	Year	Annual Compensation		Other Annual Compensation
		Salary	Bonus	
Martin M. Bier, President and CEO	2005	$140,000(1)	$20,000	$5,516(2)
	2004	135,000(1)	15,000	5,865(2)
	2003	130,000(1)	40,000	5,474(2)

(1) Includes compensation of $35,000, $25,000 and $45,000 in 2005, 2004 and 2003, respectively, for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Bier under his employment agreement until such time that he retirees or leaves the employment of the Bank.

(2) Includes 401(k) contributions by the Bank in the amounts of $2,580, $2,638 and $2,569 in 2005, 2004, and 2003, respectively, and insurance premiums paid by the Bank for insurance policies under which the Bank is not the beneficiary in the amounts of $2,936, $3,227 and $2,905 in 2005, 2004 and 2003, respectively.

Employment Agreements with Certain Executive Officers

Mr. Martin Bier and the Bank have entered into an employment agreement as of May 16, 2005 that provides for his employment as the President and CEO of TLNB and the Bank until December 31, 2011. The Bank shall pay Mr. Bier a base salary of $140,000 which may be increased over the employment term upon review and action by the Board of Directors. Mr. Bier is also eligible to receive an annual bonus and to participate in the other employee benefit plans as provided by the Bank from time to time. The agreement may be terminated by the Board for cause at any time, and shall terminate upon Mr. Bier's death or disability. If employment is terminated for cause, the Bank shall have no further obligation to make continued payments under the agreement. The agreement may be terminated by Mr. Bier for good reason based upon a material change in compensation or duties in which case Mr. Bier would be entitled to his base salary for the remaining term of the agreement. Mr. Bier's agreement also provides for payment of a change of control pay equal to 2.5 times his base annual compensation in the event his employment is terminated without cause, or he terminates his employment for good reason, upon a change of control of the Bank as defined in the agreement.

Pension Plan

The Bank participates in a multi-employer tax qualified defined benefit pension plan which conforms to the requirements of the Employee Retirement Income Security Act of 1974. All employees who are 21 years of age or older become participants in the plan following the completion of one year of eligibility service. It provides for full vesting upon 3 years of participation, and contains provisions which permit early retirement within 10 years prior to the normal retirement date for qualified participants. The plan requires no contribution from participants, covers all eligible employees, provides for normal retirement at age 65, and is qualified under section 401(a) of the Internal Revenue Code. As of July 2, 2005, the date of the last Actuarial Valuation Report, there were 26 active participants, 4 participants and beneficiaries entitled to a deferred pension benefit, and 7 retirees and beneficiaries receiving pension benefits. Contributions to the plan for 2005 and 2004 were approximately $109,000 and $92,000, respectively.

401(k) Savings Plan

Employees who are 21 years of age or older and have completed 1 year of employment are eligible to become participants in the plan. Participants in the plan are permitted to make elective deferrals of salary up to the maximum of 15% of compensation subject to dollar amounts allowable by law each year. Currently, the Bank contributes a discretionary match of 50% of the participant's contribution up to a maximum of 4% of the participant's salary. Participants are 100% vested in the Bank's discretionary match after 6 years of participation in the plan.

Certain Transactions with Directors and Officers

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were non-performing as of the date of this Offering Circular.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 31, 2006, certain information regarding the beneficial ownership of our common stock by (1) each of our directors and named executive officers, (2) each person known by us to own beneficially more than 5% of the common stock, and (3) all of our directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Number of Shares	Percent
Martin M. Bier (Director and President)	7,488	1.48%
Alexander C. Edwards (Director)	5,225	1.03%
Jeremiah M. Hayes (Director)	1,563	0.31%
Morrison J. Hosley, Jr. (Director)	20,758	5.10%
Thomas F. Hyde (Director)	1,450	0.29%
Kevin J. Littlefield (Director)	23,500	4.65%
Peter H. Lynch (Director)	1,512	0.30%
Camil G. Maroun (Director)	31,037	6.14%
William C. Maroun (Director)	6,000	1.19%
Stuart P. Nichols (Director)	3,000	0.59%
LeRoy B. Pickering (Director)	18,550	3.67%
Craig H Stevens (Officer)	25	0.002%
Robert J. Guiney (Officer)	10	0.005%
Gail A. Anclair (Officer)	300	0.06%
All Directors and Executive Officers as a Group (15 persons)	125,418	24.81%

The directors and executive officers as a group have indicated to us that they intend to submit purchase orders for approximately [9,000] units in this offering. These intentions are not binding commitments and could change depending upon individual circumstances and units available in the offering. Assuming the purchase of the units indicated by directors and executive officers at this time, such persons would beneficially own as a group approximately 22% of the common stock outstanding after the closing, assuming 100% of the units are sold and no warrants are exercised.

DESCRIPTION OF SECURITIES

The following information concerning our common stock and the warrants summarizes provisions of our Certificate of Incorporation and Bylaws and statutes regulating the rights of holders of our common stock and warrants. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of New York.

General

Our Certificate of Incorporation authorizes us to issue 1,500,000 shares of common stock having a par value of $0.40 per share and 500,000 shares of preferred stock with a par value of $1.00 per share. At March 31, 2006, we had issued and outstanding 505,525 shares of common stock outstanding and no shares of preferred stock outstanding. The remaining authorized but unissued shares of capital stock of TLNB may be issued by the Board of Directors subject to the preemptive rights of existing shareholders. The holders of the common stock are entitled to one vote for each share on all matters except for the election of directors where cumulative voting is applicable.

The units, common stock and warrants of TLNB represent nonwithdrawable capital, are not accounts of an insurable type, are not insured by the FDIC and return of capital invested or rate of any return are not guaranteed by us or the Bank.

Units

We are offering for sale up to 100,000 units, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The common stock and warrants that constitute units will separate upon issuance.

Common Stock

Each share of the common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Dividends. We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. See "Our Policy Regarding Dividends." The holders of our common stock are entitled to receive and share equally in any dividends declared by our Board of Directors out of legally available funds.

Voting Rights. Each share of common stock entitles the holder to one vote except with respect to the election of directors shareholders shall have cumulative voting rights in accordance with Section 618 of the New York business Corporation Law. Under cumulative voting for directors, each shareholder is entitled to vote the number of shares held multiplied by the number of directors to be elected at that meeting, and may cast the aggregate number of votes for a single director or distribute the votes among all or any number of directors to be elected at that meeting as the shareholder desires.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of at least 85% of our outstanding common stock, unless certain conditions are met including the approval of two-thirds of the Board of Directors in which case the transaction would require the affirmative vote of 66/23% of the outstanding common stock. See "Certain Restrictions on Acquisition of TLNB" for further information on requirements and limitations in approving transactions resulting in a takeover or sale of TLNB.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Bank, we, as holder of the Bank's common stock, have the right to receive, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event we liquidate, dissolve or wind-up, the holders of our common stock have the right to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution.

Preemptive Rights. Holders of our common stock have preemptive rights to acquire additional shares of common stock to preserve their percentage ownership of TLNB in accordance with the terms of the Certificate of Incorporation and Section 622 of the New York Business Corporation Law. Existing shareholders of TLNB as of the record date of __________, 2006 are entitled to exercise their preemptive rights in connection with the offering.

Warrants

Each unit sold in the offering shall include one warrant, entitling the unit holder to purchase, on or before December 31, 2008, or until such later date as we may set, in our sole discretion upon written notice to the warrant holders, one share of our common stock at a purchase price of $________ per share. The number of shares of our common stock issuable upon exercise of the warrants and the exercise price are subject to adjustment in the event of certain limited circumstances, including stock splits and stock dividends that affect the number of outstanding shares of common stock. Any warrant not exercised on or before the expiration date will not be exercisable.

We will deliver to each holder of units a warrant certificate that sets forth the total number of warrants owned by the holder. Thereafter, warrant certificates may be exchanged for new certificates of different denominations, and may be exercised or transferred by presenting the certificate at our main office. Holders may sell their warrants instead of exercising them to the extent that the holder demonstrates to our satisfaction that the transfer is permitted without registration or qualification under applicable securities laws.

Each warrant may be exercised by its holder, on or before December 31, 2008, by surrendering at our main office the warrant certificate, with the form of election to purchase on the reverse side properly completed and executed, together with payment of the exercise price. The warrants may be exercised in whole or in part. The warrants are exercisable only to the extent that we may issue the underlying securities without registration or qualification under the securities laws of the jurisdiction of which the holder is a resident at the time of exercise. You also agree to the placement of any restrictions on transfer on our common stock issued on the exercise as required by such jurisdiction. If less than all of the warrants evidenced by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining number of warrants. See the "Form of Warrant Certificate" attached hereto as Exhibit A.

Warrant holders do not have the rights and privileges of holders of our common stock.

Transfer Agent and Registrar

The Bank serves as the transfer agent and registrar for our common stock and warrants.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation and Bylaws permit us to indemnify our officers and directors against various liabilities to the full extent permitted under New York law. Sections 721 through 726, inclusive, of the Business Corporation Law of New York ("BCL") authorize New York corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been officers or directors. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RESTRICTIONS ON ACQUISITION OF TLNB

Our Certificate of Incorporation and Bylaws contain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Certificate of Incorporation and Bylaws.

Certificate of Incorporation

Our Certificate of Incorporation requires an affirmative vote by the holders of 85% of our outstanding common stock for the approval of certain business combinations with interested shareholders who desire to acquire or take control of TLNB. Our Certificate of Incorporation defines an interested shareholder as an individual or entity that owns 3% or more of our outstanding stock.

The business combinations requiring the 85% vote approval include:

- the merger of TLNB or the Bank with an interested shareholder;
- the sale of TLNB's stock or the Bank's stock to an interested shareholder;
- the sale or lease of a substantial part of TLNB's or the Bank's assets to an interested shareholder;
- the recapitalization or reclassification of TLNB's stock that would have the effect of increasing the voting power of an interested shareholder; or
- the liquidation, spin-off, split-up, or dissolution of TLNB.

Our Certificate of Incorporation sets forth certain circumstances where an 85% vote for the above-mentioned transactions is not required. The 85% voting requirement is not applicable if the transaction is approved by at least a two-thirds vote of continuing directors and certain other conditions are satisfied. The Certificate of Incorporation defines a continuing director as a director who either was a member of our Board of Directors prior to the time the interested shareholder became an interested shareholder or who subsequently became a director and whose election or nomination for election by our shareholders, was approved by the continuing directors then on our Board of Directors.

In situations where a business combination is not approved by at least two-thirds of the continuing directors, the current principal officers and directors could effectively block any merger, consolidation, sale of assets or similar transaction if they all voted against the transaction. This is the case because currently, and after the completion of the offering, the principal officers and directors as a group will own more than 15% of the outstanding shares of common stock. Accordingly, any third-party desiring to acquire TLNB or the Bank will in all likelihood be required to negotiate with, and obtain the approval of, the Board of Directors in order to acquire TLNB or the Bank.

In addition, certain other conditions must be satisfied for the 85% voting requirement not to be required for the approval of a business combination including conditions designed to insure that all shareholders receive fair consideration in the transaction of equal value and that any interested shareholder does not receive any advantage or benefit in the transaction in comparison to the other shareholders.

If at least two-thirds of the continuing directors approve the business combination and the other conditions are satisfied, than a business combination would not have to be approved by the 85% vote requirement and would require the affirmative vote of 66 and 2/3% of the outstanding shares entitled to vote on the transaction.

Other provisions of our Certificate of Incorporation and Bylaws may impede the ability of a third-party to initiate or carry out a hostile takeover of TLNB including:

- provisions permitting the Board to appropriately consider a broad range of factors beyond the financial terms when deciding whether to approve or oppose a prospect offer for TLNB's common stock

- the requirement that nominations for directors, other than those made by management, must be in writing and delivered to TLNB with certain information not less than 30 days prior to any shareholder meeting at which directors are to be elected.

- the existence of a classified Board of Directors and cumulative voting for the election of directors which may make it more difficult to replace the incumbent Board of Directors.

The overall effect of the Certificate of Incorporation and Bylaw provisions described above may be to defer a future takeover attempt that some shareholder might view to be in their best interests as such a takeover attempt might include a premium over the price of our common stock at that time and contain other financial advantages to the shareholders.

CERTAIN LEGAL MATTERS

Bond, Schoeneck & King, PLLC, Syracuse, New York has advised TLNB in connection with certain banking and securities law aspects of the offering and will issue a legal opinion concerning the validity of the common stock and warrants being sold in this offering.

ADDITIONAL INFORMATION

Financial information filed by us and the Bank with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency is available from those agencies and over the Internet at www.ffiec.gov.

TLNB FINANCIAL CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' DISCLAIMER OF OPINION

To TLNB Financial Corp.

We do not meet the independence requirements of the Securities and Exchange Commission under Regulations A and S - X, therefore, for the purposes of this offering circular we are not independent with respect to TLNB Financial Corp. and the accompanying consolidated statements of financial condition as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended were not audited by us and, accordingly, we do not express an opinion on them.

TFG CPAs
Syracuse, New York
February 10, 2006

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004
(UNAUDITED)

	2005	2004
ASSETS		
Cash and due from banks	$ 4,132,204	$ 2,536,156
Interest bearing deposits	154,469	147,054
Cash and cash equivalents	4,286,673	2,683,210
Investment securities:		
Available for sale	29,301,531	25,506,733
Held to maturity	7,222,403	6,612,786
Other	473,388	534,700
Total investment securities	36,997,322	32,654,219
Loans receivable	47,647,482	49,981,213
Less allowance for loan losses	621,977	500,508
Net loans	47,025,505	49,480,705
Premises and equipment	2,226,234	2,117,334
Accrued interest receivable and other assets	3,933,563	3,686,086
TOTAL ASSETS	$ 94,469,297	$ 90,621,554
LIABILITIES		
Deposits		
Demand	$ 13,159,718	$ 12,658,884
Savings and NOW	31,808,590	32,277,161
Other time	34,408,421	28,379,686
Total deposits	79,376,729	73,315,731
Advances from Federal Home Loan Bank	6,221,813	8,792,451
Accrued interest payable and other liabilities	826,505	573,387
TOTAL LIABILITIES	86,425,047	82,681,569
STOCKHOLDERS' EQUITY		
Common stock - $.40 par value; 1,500,000 shares authorized, 500,025 issued	200,010	200,010
Additional paid-in capital	561,710	561,710
Retained earnings	7,419,076	7,151,799
Accumulated other comprehensive income	(136,546)	26,466
TOTAL STOCKHOLDERS' EQUITY	8,044,250	7,939,985
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 94,469,297	$ 90,621,554

See notes to consolidated financial statements.

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2005 and 2004
(UNAUDITED)

	2005	2004
INTEREST INCOME		
Loans receivable, including fees	$ 3,385,554	$ 3,100,459
Investment securities	1,166,083	849,328
Federal funds sold	41,896	20,094
TOTAL INTEREST INCOME	4,593,533	3,969,881
INTEREST EXPENSE		
Deposits	1,239,425	854,864
Federal Home Loan Bank	177,339	232,495
TOTAL INTEREST EXPENSE	1,416,764	1,087,359
NET INTEREST INCOME	3,176,769	2,882,522
PROVISION FOR LOAN LOSSES	132,000	132,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,044,769	2,750,522
NONINTEREST INCOME		
Service charges and fees	204,763	254,932
Insurance agency commissions	461,346	479,843
Other	94,785	32,195
TOTAL NONINTEREST INCOME	760,894	766,970
NONINTEREST EXPENSES		
Salaries and employee benefits	1,778,070	1,514,661
Occupancy and equipment	409,969	357,742
Other	869,192	951,829
TOTAL NONINTEREST EXPENSES	3,057,231	2,824,232
INCOME BEFORE INCOME TAX EXPENSE	748,432	693,260
INCOME TAX EXPENSE	96,136	111,371
NET INCOME	$ 652,296	$ 581,889
NET INCOME PER SHARE OF COMMON STOCK	$ 1.30	$ 1.16

See notes to consolidated financial statements.

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2005 and 2004
(UNAUDITED)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCES, JANUARY 1, 2004	$ 200,010	$ 561,710	$ 6,929,933	$ 108,315	$ 7,799,968
COMPREHENSIVE INCOME					
Net income for 2004			581,889		581,889
Other comprehensive income, net of tax:					
Change in unrealized net gain (loss) on securities available for sale				(81,849)	(81,849)
TOTAL COMPREHENSIVE INCOME					500,040
Dividends declared-$.72 per share			(360,023)		(360,023)
BALANCES, DECEMBER 31, 2004	200,010	561,710	7,151,799	26,466	7,939,985
COMPREHENSIVE INCOME					
Net income for 2005			652,296		652,296
Other comprehensive income, net of tax:					
Change in unrealized net gain (loss) on securities available for sale				(163,012)	(163,012)
TOTAL COMPREHENSIVE INCOME					489,284
Dividends declared-$.77 per share			(385,019)		(385,019)
BALANCES, DECEMBER 31, 2005	$ 200,010	$ 561,710	$ 7,419,076	$ (136,546)	$ 8,044,250

See notes to consolidated financial statements.

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004
(UNAUDITED)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 652,296	$ 581,889
Adjustments to reconcile net income to net cash provided by operating activities:		
Net investment amortization	91,391	165,122
Provision for loan losses	132,000	132,000
Depreciation and amortization	161,556	127,182
Deferred income taxes	(79,758)	7,031
Increase in accrued interest receivable and other assets	(171,138)	(120,066)
Increase in accrued interest payable and other liabilities	315,941	94,229
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,102,288	987,387
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment maturities, calls and paydowns:		
Held to maturity	6,471,848	683,657
Available for sale	9,100,637	6,600,693
Other	66,600	-
Investment purchases:		
Held to maturity	(7,120,372)	(3,248,700)
Available for sale	(13,219,604)	(10,330,955)
Other	(5,288)	(94,300)
Loan sales	928,000	-
Loan originations and principal collections, net	1,395,200	(6,241,133)
Premises and equipment purchases, net	(231,192)	(401,093)
Purchase of bank owned life insurance	-	(2,000,000)
NET CASH USED BY INVESTING ACTIVITIES	(2,614,171)	(15,031,831)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand, savings, and NOW deposits	32,263	3,228,590
Net increase in other time deposits	6,028,735	8,982,221
Advances from Federal Home Loan Bank	800,000	2,900,000
Payments to Federal Home Loan Bank	(3,370,638)	(1,382,459)
Dividends paid	(375,014)	(355,017)
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,115,346	13,373,335

See notes to consolidated financial statements.

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
Years Ended December 31, 2005 and 2004
(UNAUDITED)

	2005	2004
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,603,463	(671,109)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,683,210	3,354,319
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 4,286,673	$ 2,683,210
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 1,381,568	$ 1,086,693
Income taxes paid	$ 96,000	$ 10,753

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

TLNB Financial Corp. (the Company) provides a full range of commercial banking and insurance agency services to individuals and small business customers through its wholly owned subsidiary Tupper Lake National Bank (the Bank) and the Bank's wholly owned subsidiary, TLNB Insurance Agency, Inc. (the Agency). The Bank's operations are conducted in its main and branch office locations in Tupper Lake, New York and two other branch offices located in Saranac Lake and Plattsburgh, New York. The Agency's operations are conducted from an office in Tupper Lake, New York. Substantially all of the consolidated assets relate to the Bank. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and the Agency. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Held to Maturity

Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.

Available for Sale

Available for sale securities consist of investment securities not classified as held to maturity securities and are carried at fair value. Unrealized gains and losses, net of tax, on available for sale securities are reported in other comprehensive income. Realized gains and losses on securities available for sale are included in noninterest income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Other

Other securities consist primarily of Federal Home Loan Bank and Federal Reserve Bank stock which are nonmarketable equity securities carried at cost.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. There were no such write-downs in 2005 and 2004.

The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method.

Loans Receivable

Loans receivable are stated at unpaid principal balances less the allowance for loan losses. Interest on loans is accrued and included in income at contractual rates applied to the principal outstanding.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Retail loans are typically charged off no later than 180 days past due. Past due status is determined based on contractual terms.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The Bank has the ability and intent to hold its loans to maturity, except for certain residential fixed rate mortgages which are sold to a third party. At the date of origination, the loans so designated are identified as held-for-sale and carried at the lower of net cost or fair value on an aggregate basis.

Mortgage servicing rights are recorded at their fair value at the time of origination and are amortized over the estimated period of net servicing income. The carrying value of mortgage servicing rights is evaluated for impairment on an annual basis.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Premises and Equipment

Land is carried at cost. Other premises and equipment are recorded at cost and are depreciated using primarily the straight-line method over the estimated useful lives of the respective assets.

Bank Owned Life Insurance

Bank Owned Life Insurance (BOLI) was purchased by the Bank in 2004 to facilitate financing for certain employee benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash value and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in an interest sensitive asset that provides tax-free income to the Bank. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is included in other assets in the Company's consolidated statements of financial condition and is stated at its current cash surrender value amounting to $2,086,626 and $2,006,696 at December 31, 2005 and 2004, respectively. Increases in BOLI cash surrender value are reported as noninterest income in the Company's consolidated statements of income.

Foreclosed Real Estate

Real estate properties acquired through or in lieu of loan foreclosures are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell. Foreclosed real estate transactions were not significant in 2005 and 2004.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available for sale securities, allowance for loan losses, premises and equipment, accrued interest, and deferred compensation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding was 500,025 in 2005 and 2004, respectively.

2. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2005 was approximately $466,000.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2005 was $200,000.

3. INVESTMENT SECURITIES

The amortized cost and approximate fair values of investment securities are as follows at December 31, 2005 and 2004:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2005				
Available for Sale				
U.S. agencies	$ 10,329,223	$ -	$ 92,665	$ 10,236,558
Mortgage backed	9,131,774	24,834	78,375	9,078,233
Corporate	499,658	2,503	-	502,161
State and municipal	9,568,450	19,719	103,590	9,484,579
	$ 29,529,105	$ 47,056	$ 274,630	$ 29,301,531
Held to Maturity				
State and municipal	$ 7,222,403	$ 135,194	$ 8,086	$ 7,349,511
Other				
Federal Home Loan Bank stock	$ 373,100	$ -	$ -	$ 373,100
Other	100,288	-	-	100,288
	$ 473,388	$ -	$ -	$ 473,388

3. INVESTMENT SECURITIES - (Continued)

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
U.S. agencies	$ 8,711,170	$ 11,535	$ 69,089	$ 8,653,616
Mortgage backed	8,569,405	75,802	34,416	8,610,791
Corporate	1,004,329	26,676	-	1,031,005
State and municipal	7,177,720	70,372	36,771	7,211,321
	$ 25,462,624	$ 184,385	$ 140,276	$ 25,506,733
Held to Maturity				
State and municipal	$ 6,612,786	$ 116,246	$ 6,524	$ 6,722,508
Other				
Federal Home Loan Bank stock	$ 439,700	$ -	$ -	$ 439,700
Other	95,000	-	-	95,000
	$ 534,700	$ -	$ -	$ 534,700

The amortized cost and fair values of debt securities at December 31, 2005, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 5,433,676	$ 5,404,635	$ 5,239,081	$ 5,234,611
Due after one through five years	6,541,848	6,476,240	257,932	257,164
Due after five through ten years	6,000,249	5,933,732	376,519	387,806
Due after ten years	2,421,558	2,408,691	1,348,871	1,469,930
Securities not due at a single maturity date	9,131,774	9,078,233	-	-
	$ 29,529,105	$ 29,301,531	$ 7,222,403	$ 7,349,511

3. INVESTMENT SECURITIES - (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Agencies	$ 6,646,960	$ 29,477	$ 3,589,599	$ 63,188	$ 10,236,559	$ 92,665
Mortgage backed	4,353,367	30,806	1,861,269	47,569	6,214,636	78,375
State and Municipal	7,872,204	55,537	2,323,444	56,139	10,195,648	111,676
Total temporarily impaired securities:	$ 18,872,531	$ 115,820	$ 7,774,312	$ 166,896	$ 26,646,843	$ 282,716

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Unrealized losses on these securities have not been recognized into earnings because the issuers of the securities are of high credit quality, management has the ability and intent to hold these securities for the foreseeable future, and the declines in fair value are largely due to market interest rates. The fair values of these securities are expected to recover as they approach maturity and/or market interest rates change.

At December 31, 2005 and 2004, investments with a carrying amount of approximately $17,938,000 and $13,101,000, respectively were pledged to secure certain deposits.

During 2005 and 2004, there were no sales of securities.

4. LOANS RECEIVABLE

Loans receivable consist of the following at December 31, 2005 and 2004:

	2005	2004
Loans secured by mortgages on real estate:		
Residential	$ 18,696,196	$ 18,060,799
Commercial	17,391,598	19,348,064
Commercial loans	8,672,722	8,543,726
Property improvement, installment and other consumer loans	2,886,966	4,028,624
	47,647,482	49,981,213
Allowance for loan losses	(621,977)	(500,508)
	$ 47,025,505	$ 49,480,705

4. LOANS RECEIVABLE - (Continued)

The changes in the allowance for loan losses are as follows:

	2005	2004
Balance, beginning of year	$ 500,508	$ 390,780
Provision for loan losses	132,000	132,000
Loans charged-off, net of recoveries	(10,531)	(22,272)
Balance, end of year	$ 621,977	$ 500,508

At December 31, 2005 and 2004 and during the years then ended, the Bank's nonaccrual and other impaired loan balances were not significant. Loans past due ninety days or more and still accruing interest were approximately $447,000 at December 31, 2005. There were no loans ninety days past due and still accruing interest at December 31, 2004.

Mortgage loans serviced for others are not included in the consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others were $8,689,084 and $7,553,019 at December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, loans held for sale and assets recorded for mortgage servicing rights were not significant.

5. PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31, 2005 and 2004:

	2005	2004
Land	$ 322,668	$ 322,668
Buildings	1,917,242	1,773,529
Furniture and equipment	1,354,484	1,345,780
Vehicles	56,248	56,248
	3,650,642	3,498,225
Less: Accumulated depreciation and amortization	1,424,408	1,380,891
	$ 2,226,234	$ 2,117,334

The Bank is committed to constructing a new branch office in Plattsburgh, New York. Total estimated costs for the new branch office amount to $1,200,000 of which approximately $362,000 has been expended through December 31, 2005.

6. DEPOSITS

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $16,506,442 and $9,831,159 at December 31, 2005 and 2004, respectively.

At December 31, 2005, scheduled maturities of other time deposits are as follows:

2006	$ 26,598,540
2007	3,985,501
2008	2,089,455
2009	481,473
2010 and thereafter	1,253,452
	$ 34,408,421

7. ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank has an overnight line of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank which expire July 31, 2006. The maximum combined borrowing limit on these lines at December 31, 2005 was $18,026,200. Borrowings bear interest at current market rates established at the time funds are advanced. At December 31, 2005, there was $1,700,000 outstanding on the overnight line of credit due on January 3, 2006. At December 31, 2004, there was $900,000 outstanding on the overnight line of credit due on January 3, 2005. The interest rate on the advances was 4.19% and 2.38% at December 31, 2005 and 2004, respectively.

The Bank also has the following advances from the Federal Home Loan Bank at December 31, 2005 and 2004:

	2005	2004
Due January 31, 2005, bearing interest at a fixed rate of 2.43%.	$ -	$ 2,000,000
Due February 22, 2005, bearing interest at a fixed rate of 4.15%.	-	1,000,000
Due on an amortizing basis with a final maturity of March 19, 2007, bearing interest at a fixed rate of 4.68%.	521,813	892,451
Due May 12, 2008, bearing interest at a fixed rate of 2.95%.	2,000,000	2,000,000
Due July 7, 2008, bearing interest at a fixed rate of 2.9%.	2,000,000	2,000,000
	$ 4,521,813	$ 7,892,451

The Bank's investment in Federal Home Loan Bank stock and other assets, primarily mortgage loans, are pledged as collateral.

8. INCOME TAXES

The provision for income taxes consists of the following:

	2005	2004
Current	$ 175,894	$ 104,340
Deferred	(79,758)	7,031
	$ 96,136	$ 111,371

The provision for income taxes differs from that computed by applying statutory rates to income before income tax expense primarily due to the effects of tax exempt income.

Net deferred tax assets (liabilities) included in other assets or liabilities in the accompanying statements of financial condition include the following components at December 31, 2005 and 2004:

	2005	2004
Deferred tax assets	$ 479,646	$ 278,486
Deferred tax liabilities	(364,043)	(351,315)
Net deferred tax assets (liabilities)	$ 115,603	$ (72,829)

9. BENEFIT PLANS

The Company participates in a multi-employer tax qualified defined benefit pension plan. All employees who meet minimum service requirements participate in the plan. Contributions for 2005 and 2004 were approximately $109,000 and $92,000, respectively.

The Company has a contributory 401k plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Company provides a matching contribution of 50% of the employees' contributions up to a maximum of 4% of the employees' salaries. For 2005 and 2004, contributions were $15,553 and $16,100, respectively. The Plan also provides for an additional profit sharing contribution for all eligible employees. No contributions were made for 2005 or 2004 under this provision.

The Bank has deferred compensation agreements with an executive officer. The accrued liability for the agreements amounted to $417,307 and $278,896 at December 31, 2005 and 2004, respectively and is included other liabilities. Expense recognized in 2005 and 2004 related to these agreements was $185,684 and $27,152, respectively.

10. RELATED PARTIES

The Bank has entered into transactions with its executive officers, directors, significant stockholders, and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2005 and 2004 was $2,080,275 and $2,245,407, respectively. During 2005, new loans to such related parties amounted to $362,077 and repayments amounted to $527,209.

10. RELATED PARTIES - (Continued)

The Bank held deposits of $2,128,036 and $2,229,226 for related parties at December 31, 2005 and 2004, respectively.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the statement of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31, 2005:

	Notional Amount
Commitments to extend credit	
Real estate mortgage loans	$ 3,117,000
Commercial credit lines	4,091,000
Consumer credit lines	1,558,000
Standby letters of credit	634,000
	$ 9,400,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as the involved in making commitments to extend credit. The amount of liability recorded at December 31, 2005 related to outstanding letters of credit was not significant.

12. CONCENTRATIONS OF CREDIT

Most of the Bank's business activity is with customers in the Bank's market area. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit are set forth in Note 11. The Bank, as a matter of policy, does not extend credit to any single borrower, or group of related borrowers in excess of its legal lending limit.

13. RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2005, approximately $753,000 of retained earnings was available for dividend declaration without prior regulatory approval. For all practical purposes, the Company could not declare dividends materially in excess of the amount of dividends that could be paid by the Bank.

14. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)	$ 8,279,000	15.7%	$ 4,220,000	8.0%	$ 5,276,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$ 7,657,000	14.5%	$ 2,110,000	4.0%	$ 3,165,000	6.0%
Tier I Capital (to Average Assets)	$ 7,657,000	8.3%	$ 3,700,000	4.0%	$ 4,626,000	5.0%
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)	$ 7,768,000	15.0%	$ 4,131,000	8.0%	$ 5,164,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$ 7,267,000	14.1%	$ 2,066,000	4.0%	$ 3,098,000	6.0%
Tier I Capital (to Average Assets)	$ 7,267,000	8.0%	$ 3,624,000	4.0%	$ 4,530,000	5.0%

15. SUBSEQUENT EVENT - ACQUISITION OF INSURANCE AGENCY

In January 2006, TLNB Insurance Agency, Inc., acquired the assets of The Susan Drapeau Insurance Agency in Plattsburg, New York in exchange for 5,500 shares of TLNB Financial Corp. stock valued at $99,000, $66,000 in cash and an additional $110,000 in cash to be paid in four installments of $27,500 each year commencing in 2007.

ACCOUNTANTS' COMPILATION REPORT

To TLNB Financial Corp.

We have compiled the accompanying consolidated statement of financial condition of TLNB Financial Corp. and Subsidiaries as of March 31, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

TFG CPAs
Syracuse, New York
May 4, 2006

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
March 31, 2006
(Unaudited)

ASSETS	
Cash and due from banks	$ 3,646,118
Interest bearing deposits	188,950
Federal funds sold	1,500,000
Cash and cash equivalents	5,335,068
Investment securities:	
Available for sale	32,415,978
Held to maturity	6,857,501
Other	407,788
Total investment securities	39,681,267
Loans receivable	48,247,617
Less allowance for loan losses	653,116
Net loans	47,594,501
Premises and equipment	2,521,528
Accrued interest receivable and other assets	4,309,526
TOTAL ASSETS	$ 99,441,890
LIABILITIES	
Deposits	
Demand	$ 12,720,994
Savings and NOW	34,464,606
Other time	38,688,659
Total deposits	85,874,259
Advances from Federal Home Loan Bank	4,426,432
Accrued interest payable and other liabilities	902,503
TOTAL LIABILITIES	91,203,194
STOCKHOLDERS' EQUITY	
Common stock - $.40 par value; 1,500,000 shares authorized, 505,525 shares issued	202,210
Additional paid-in capital	658,510
Retained earnings	7,538,501
Accumulated other comprehensive income	(160,525)
TOTAL STOCKHOLDERS' EQUITY	8,238,696
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 99,441,890

See notes to consolidated financial statements.

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
Three Months Ended March 31, 2006
(Unaudited)

INTEREST INCOME	
Loans receivable, including fees	$ 831,368
Investment securities	377,302
Federal funds sold	13,735
TOTAL INTEREST INCOME	1,222,405
INTEREST EXPENSE	
Deposits	438,237
Federal Home Loan Bank	29,716
TOTAL INTEREST EXPENSE	467,953
NET INTEREST INCOME	754,452
PROVISION FOR LOAN LOSSES	33,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	721,452
NONINTEREST INCOME	
Service charges and fees	51,745
Insurance agency commissions	250,568
Other	19,467
TOTAL NONINTEREST INCOME	321,780
NONINTEREST EXPENSES	
Salaries and employee benefits	445,002
Occupancy and equipment	130,360
Other	201,337
TOTAL NONINTEREST EXPENSES	776,699
INCOME BEFORE INCOME TAX EXPENSE	266,533
INCOME TAX EXPENSE	46,003
NET INCOME	$ 220,530
NET INCOME PER SHARE OF COMMON STOCK	$ 0.44

See notes to consolidated financial statements.

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Three Months Ended March 31, 2006
(Unaudited)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCES, JANUARY 1, 2006	$ 200,010	$ 561,710	$ 7,419,076	$ (136,546)	$ 8,044,250
COMPREHENSIVE INCOME					
Net income for three months ended March 31, 2006			220,530		220,530
Other comprehensive income, net of tax:					
Change in unrealized net gain (loss) on securities available for sale				(23,979)	(23,979)
TOTAL COMPREHENSIVE INCOME					196,551
Issuance of Common Stock	2,200	96,800			99,000
Dividends declared-$.20 per share			(101,105)		(101,105)
BALANCES, MARCH 31, 2006	$ 202,210	$ 658,510	$ 7,538,501	$ (160,525)	$ 8,238,696

See notes to consolidated financial statements.

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
Three Months Ended March 31, 2006
(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 220,530
Adjustments to reconcile net income to net cash provided by operating activities:	
Net investment accretion	(2,526)
Provision for loan losses	33,000
Depreciation and amortization	46,717
Deferred income taxes	(8,738)
Increase in accrued interest receivable and other assets	(87,984)
Decrease in accrued interest payable and other liabilities	(36,433)
NET CASH PROVIDED BY OPERATING ACTIVITIES	164,566
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment maturities, calls and paydowns:	
Held to maturity	766,028
Available for sale	438,833
Other	65,600
Investment purchases:	
Held to maturity	(398,600)
Available for sale	(3,593,246)
Loan sales	232,000
Loan originations and principal collections, net	(833,996)
Premises and equipment purchases, net	(328,934)
Acquisition of insurance agency	(66,000)
NET CASH USED BY INVESTING ACTIVITIES	(3,718,315)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net increase in demand, savings, and NOW deposits	2,217,292
Net increase in other time deposits	4,280,238
Advances from Federal Home Loan Bank	3,500,000
Payments to Federal Home Loan Bank	(5,295,381)
Dividends paid	(100,005)
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,602,144

See notes to consolidated financial statements.

TLNB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS - (Continued)
Three Months Ended March 31, 2006
(Unaudited)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,048,395
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	4,286,673
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 5,335,068
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 437,452
Income taxes paid	$ 82,000
Non cash investing and financing activity:	
Acquisition of insurance agency in exchange for debt and common stock	$ 209,000

See notes to consolidated financial statements.

NOTE 1. BASIS OF PRESENTATION AND NET INCOME PER SHARE OF COMMON STOCK

Basis of Presentation:

The accompanying unaudited consolidated financial statements of TLNB Financial Corp. and Subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes necessary for a comprehensive presentation of financial condition and results of operations required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all normal recurring adjustments necessary for fair presentation of results have been included. The consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005.

The interim consolidated financial statements include the accounts of TLNB Financial Corp., its wholly owned subsidiary, Tupper Lake National Bank and the Bank's wholly owned subsidiary, TLNB Insurance Agency, Inc. Intercompany balances and transactions have been eliminated. The results of the interim period ended March 31, 2006 are not necessarily indicative of the results expected for the year ending December 31, 2006.

Net Income Per Share of Common Stock

Net income per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding was 504,731 in the interim period ended March 31, 2006.

NOTE 2. ACQUISITION OF INSURANCE AGENCY

On January 13, 2006, TLNB Insurance Agency, Inc., acquired the assets of The Susan Drapeau Insurance Agency in Plattsburg, New York in exchange for 5,500 shares of TLNB Financial Corp. stock valued at $99,000, $66,000 in cash and an additional $110,000 in cash to be paid in four installments of $27,500 each year commencing in 2007.

The purchase method was used to account for the acquisition, and the purchase price was allocated as follows:

Property and equipment	$	7,000
Customer expiration list		119,260
Goodwill		148,740
	$	275,000

The accompanying consolidated financial statements include the operations of The Susan Drapeau Insurance Agency since January 13, 2006.

APPENDIX A

TLNB FINANCIAL CORP.

FORM OF WARRANT CERTIFICATE FOR PURCHASE
OF SHARES OF COMMON STOCK

THIS WARRANT CERTIFICATE IS VOID AFTER
5:00 P.M., EASTERN TIME, ON DECEMBER 31, 2008, OR SUCH LATER DATE AS MAY
BE SET BY THE COMPANY IN ITS SOLE DISCRETION

Number of Warrants:________________ Warrant No.____

This Warrant Certificate certifies that, for value received, ________________________ (the "***Holder***"), is the registered holder of the number of Warrants (the "***Warrants***") set forth above. Each Warrant entitles the Holder to purchase from TLNB Financial Corp., a New York corporation (the "***Company***"), at any time after ___________, 2006 and before 5:00 p.m., Eastern Time, on December 31, 2008, or such later date as may be set by the Company in its sole discretion upon written notice to the Holder (the "***Expiration Date***"), one share of fully paid and nonassessable Common Stock of the Company ("***Common Stock***") at an exercise price of $______ per share, subject to adjustment as provided in this Certificate (the "***Exercise Price***"). As used in this Certificate, the term "Warrant Issuance Date" shall mean ____________, 2006.

At any time after the Warrant Issuance Date and prior to the Expiration Date, the Warrants evidenced by this Warrant Certificate may be exercised in whole or in part by presentation of this Warrant Certificate with the Purchase Form attached hereto (the "***Purchase Form***"), duly executed and accompanied by payment of the Exercise Price, at the main office of the Company located at 75 Park Street, Tupper Lake, NY 12986. Payment of the Exercise Price shall be made, at the option of the Holder, by check, bank draft, money order, or by authorizing withdrawal from a deposit account at The Tupper Lake National Bank.

Upon receipt of this Warrant Certificate, and the Purchase Form duly completed and executed, accompanied by payment of the Exercise Price of the Warrants being exercised, and to the extent the Common Stock may be issued without registration or qualification under the securities laws of the jurisdiction of which the holder is a resident, the Company shall deliver to or upon the order of the Holder of this Warrant Certificate, in such name or names as the Holder may designate, a certificate for the number of shares of Common Stock to be purchased.

Each person in whose name any certificate for Common Stock is issued upon the exercise of Warrants shall for all purposes be deemed to have become the holder of record of the Common Stock represented by the certificate, and the certificate shall be dated the date that the Warrant Certificate was duly surrendered in proper form and payment of the Exercise Price was made whether or not the stock transfer books shall be closed on such date.

The Warrants evidenced by this Warrant Certificate shall be transferable only on the books of the Company upon delivery of the Certificate, duly endorsed by the Holder or by its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer, and to the extent that the holder demonstrates to the Company's satisfaction that such transfer is permitted under the applicable securities laws.

If the Holder of this Warrant Certificate at any time exercises less than all the Warrants evidenced by this Warrant Certificate, the Company shall issue to the Holder a warrant certificate identical in form to this Warrant Certificate, but evidencing a number of Warrants equal to the number of Warrants originally represented by this Warrant Certificate less the number of Warrants exercised.

In the event that this Warrant Certificate is mutilated, lost, stolen or destroyed, the Company may, in its discretion, issue and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent right or interest; but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of the Warrant Certificate and indemnity, if requested, also satisfactory to the Company. Applicants for the substitute Warrant Certificate shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

To the extent that the Warrants evidenced by this Warrant Certificate have not been exercised on or before 5:00 p.m., Eastern Time, on December 31, 2008, or such later date as may be set by the Company in its sole discretion upon written notice to the Holder, the Warrants shall expire and the rights of the Holder shall become void and of no effect.

The shares of Common Stock issued on the exercise of the Warrants evidenced by this Warrant Certificate are shares of Common Stock of the Company as constituted as of the Warrant Issuance Date. The number and kind of securities issued on the exercise of the Warrants evidenced by this Warrant Certificate, and the Exercise Price, shall be subject to adjustment from time to time upon the happening of certain events, as follows:

A. MERGERS, CONSOLIDATIONS AND RECLASSIFICATIONS. In the case of any reclassification or change of outstanding securities issuable upon exercise of the Warrants evidenced by this Warrant Certificate at any time after the Warrant Issuance Date (other than a change in par value, or from par value to no par value, or from no par value to par value or as a result of a split or combination to which Section B below applies), or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a split or combination to which Section B below applies of outstanding securities issuable upon exercise of this Warrant), the Holder of the Warrants evidenced by this Warrant Certificate shall have, and the Company, or such successor corporation or other entity, shall covenant in the constituent documents effecting any of the foregoing transactions that the Holder does have, the right to obtain upon the exercise of the Warrants evidenced by this Warrant Certificate, in lieu of each share of Common Stock, other securities, money or other property that were issuable upon exercise of a Warrant, the kind and amount of shares of stock, other securities, money or other property receivable upon such reclassification, change, consolidation or merger by a holder of Common Stock, other securities, money or other property issuable upon exercise of a Warrant as if the Warrants evidenced by this Warrant Certificate had been exercised immediately prior to such reclassification, change, consolidation or merger. The constituent documents effecting any reclassification, change, consolidation or merger shall provide for any adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section A. The provisions of this Section A shall similarly apply to successive reclassifications, changes, consolidations or mergers.

B. SPLITS AND COMBINATIONS. If the Company, at any time after the Warrant Issuance Date, splits its shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to the split shall be proportionately reduced, and the number of shares of Common Stock purchasable upon exercise of the Warrants evidenced by this Warrant Certificate shall be proportionately increased, as of the effective date of the split, or if the Company shall take a record of its Common Stock for the purpose of so splitting, as at such record date, whichever is earlier. If the Company, at any time after the Warrant Issuance Date, combines its shares of Common Stock into smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased, and the number of shares of Common Stock purchasable upon exercise of the Warrants evidenced by this Warrant Certificate shall be proportionately reduced, as of the effective date of such combination, or if the Company shall take a record of holders of its Common Stock for purposes of such combination, as at such record date, whichever is earlier.

C. DIVIDENDS AND DISTRIBUTIONS. If the Company, at any time after the Warrant Issuance Date, declares a dividend on its Common Stock payable in stock or other securities of the Company or of any other corporation or other entity, or in property other than in cash, to the holders of its Common Stock, the Holder of a Warrant evidenced by this Warrant Certificate shall, without additional cost, be entitled to receive upon any exercise of a Warrant evidenced by this Warrant Certificate, in addition to the Common Stock to which such Holder would otherwise be entitled upon such exercise, the number of shares of stock or other securities or property which such holder would have been entitled to receive if he had been a holder immediately prior to the record date for such dividend (or, if no record date shall have been established, the payment date for such dividend) of the number of shares of Common Stock purchasable on exercise of such Warrant immediately prior to such record date or payment date, as the case may be. Except as provided in this Section C, no adjustment in respect of any dividend shall be made during the term of the Warrants or upon exercise of the Warrants.

D. CERTAIN ISSUANCES OF SECURITIES. If the Company at any time after the Warrant Issuance Date issues any additional shares of Common Stock (other than as provided in Sections A through C above) at a cash price per share less than the Warrant Exercise Price then in effect, then the Warrant Exercise Price upon each such issuance shall be adjusted to that price determined by multiplying the Warrant Exercise Price by a fraction:

i. the numerator of which shall be the sum of (1) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of

Common Stock multiplied by the Warrant Exercise Price, and (2) the consideration, if any, received and deemed received by the Company upon the issuance of such additional shares of Common Stock, and

ii. the denominator of which shall be the Warrant Exercise Price multiplied by the total number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock.

No adjustment of the Warrant Exercise Price shall be made under this Section D upon the issuance of any additional shares of Common Stock that (x) are issued as consideration in connection with the Company's (or subsidiary of the Company) acquisition of another business whether by purchase of assets, stock or merger; (y) are issued pursuant to thrift plans, stock purchase plans, stock bonus plans, stock option plans, employee stock ownership plans and other incentive or profit sharing arrangements for the benefit of employees ("***Employee Benefit Plans***") that otherwise would cause an adjustment under this Section D; provided, that the aggregate number of shares of Common Stock so issued (including the shares issued pursuant to any options, rights or warrants or convertible or exchangeable securities issued under such Employee Benefit Plans containing the right to purchase shares of Common Stock) after the Warrant Issuance Date pursuant to Employee Benefit Plans shall not exceed 10% of the Company's outstanding Common Stock (on a fully diluted basis using the treasury stock method) at the time of such issuance; or (z) are issued pursuant to any Common Stock Equivalent (i) which was outstanding on the Warrant Issuance Date or (ii) if upon the issuance of any such Common Stock Equivalent, any such adjustments shall previously have been made pursuant to Section E below or (iii) if no adjustment was required pursuant to Section E below.

E. COMMON STOCK EQUIVALENTS. If the Company, after the Warrant Issuance Date, issues any security or evidence of indebtedness which is convertible into or exchangeable for Common Stock ("Convertible Security"), or any warrant, option or other right to subscribe for or purchase Common Stock or any Convertible Security, other than pursuant to Employee Benefit Plans (together with Convertible Securities, "***Common Stock Equivalent***"), or if, after any such issuance, the price per share for which additional shares of Common Stock may be issuable thereunder is amended, then upon each such issuance or amendment the Warrant Exercise Price shall be adjusted as provided in Section D above on the basis that (i) the maximum number of additional shares of Common Stock issuable pursuant to all the Common Stock Equivalents shall be deemed to have been issued as of the earlier of (a) the date on which the Company shall enter into a firm contract for the issuance of the Common Stock Equivalent, or (b) the date of actual issuance of the Common Stock Equivalent; and (ii) the aggregate consideration for such maximum number of additional shares of Common Stock shall be deemed to be the minimum consideration received by the Company for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent; provided, however, that no adjustment shall be made pursuant to this Section E unless the consideration received by the Company per share of Common Stock for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent is less than the Warrant Exercise Price. No adjustment of the Warrant Exercise Price shall be made under this Section E upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made in the

Warrant Exercise Price then in effect upon the issuance of such warrants or other rights pursuant to this Section E.

F. CALCULATION OF WARRANT EXERCISE PRICE. The Warrant Exercise Price in effect from time to time shall be calculated to four decimal places and rounded to the nearest thousandth.

Whenever the Warrant Exercise Price is required to be adjusted as provided in this Certificate, the Company shall compute the adjusted Warrant Exercise Price and shall prepare and mail to the Holder a certificate setting forth the adjusted Warrant Exercise Price showing in reasonable detail the facts upon which the adjustment is based.

The Company will deliver, by first-class mail, postage prepaid, to the Holder at such Holder's address appearing on this Certificate, or such other address as the Holder shall specify, a copy of any reports delivered by the Company to the holders of Common Stock.

The Company covenants and agrees that during the period within which the Warrants evidenced by this Warrant Certificate may be exercised, the Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock, for the purpose of enabling it to satisfy any obligation to issue shares of Common Stock upon the exercise of the Warrants evidenced by this Warrant Certificate, the number of shares of Common Stock issuable upon the exercise of such Warrants.

The Holder of the Warrants evidenced by this Warrant Certificate shall not, by virtue of holding such Warrants, be entitled to any rights of a stockholder of the Company either by law or in equity, and the rights of the Holder of the Warrants evidenced by this Warrant Certificate are limited to those expressed herein.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed this __ day of _________, 2006 by its President and Secretary, thereunto duly authorized.

TLNB FINANCIAL CORP.

By:________________________________
Martin M. Bier, President and CEO

ATTEST:

____
Secretary

1180336.1 5/10/2006

PURCHASE FORM

[To be executed on exercise of the Warrants evidenced by this Warrant Certificate]

TO: TLNB Financial Corp.

The undersigned, the holder of the Warrants evidenced by the attached Warrant Certificate, hereby irrevocably elects to exercise the purchase right evidenced by the Warrant Certificate for, and to purchase thereunder, shares of Common Stock of TLNB Financial Corp., and herewith makes payment of ______________ ($_______) for those shares, and requests that the certificate representing those shares be issued in the name of the undersigned and delivered to the undersigned, whose address is ____________________________________ and represents that the undersigned is a resident of the State of ______________.

Dated:________________________

____
Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

TRANSFER FORM

[To be executed only upon transfer of the Warrants evidenced by this Warrant Certificate]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________ the Warrants represented by the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________ Attorney-in-Fact, to transfer same on the books of the Company with full power of substitution in the premises.

Dated:________________________

____
Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

WITNESS:

____

SIGNATURES

Pursuant to the requirements of Regulation A as promulgated under the Securities Act of 1933, the Company has duly caused this Offering Statement or amendment to be signed on its behalf by the undersigned thereunto duly authorized, in Tupper Lake, New York on the 9th day of May, 2006.

TLNB FINANCIAL CORP.

Martin M. Bier
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Martin M. Bier his true and lawful attorney-in-fact with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this Offering Statement on Form 1-A, to sign any and all additional registration statements relating to the same offering of securities as this Offering Statement and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the Offering Statement as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of Regulation A, the Offering Statement has been signed by the following persons in the capacities and on May 9, 2006.

Signature	Title
Martin M. Bier	Director, President and Chief Executive Officer (Principal Executive Officer)
Robert J. Guiney	Treasurer (Principal Financial and Accounting Officer)
Alexander C. Edwards	Director
Jeremiah M. Hayes	Director

[signature] Director
F. Thomas Hyde

[signature] Director
Morrison J. Hosley, Jr.

[signature] Director
Kevin J. Littlefield

Director
Peter H. Lynch

[signature] Director
Camil G. Maroun, Jr.

[signature] Director
William C. Maroun

[signature] Director
Stuart P. Nichols

[signature] Director
Leroy B. Pickering

24-10148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

TLNB FINANCIAL CORP.

PART III

EXHIBITS

page 1 of 50 pages

Item 1. **Index to Exhibits**
Item 2. **Description of Exhibits**

The following is a list and description of the exhibits filed as part of this Form 1-A Offering Statement.

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
2.1	Articles of Incorporation TLNB Financial Corp.	3
2.2	Bylaws of TLNB Financial Corp.	13
3.1	Form of Stock Certificate	24
3.2	Form of Warrant Certificate (filed as Exhibit A to Offering Circular)	—
4.1	*Form of subscription agreement	—
6.1	Employment Agreement with Martin M. Bier dated May 16, 2005	27
6.2	Change in Control Severance Agreement with Martin M. Bier dated May 16, 2005	41
10.2	*Consent of Legal Counsel (included in legal opinion filed as Exhibit 11.1)	—
11.1	*Opinion of Bond, Schoeneck & King, PLLC as to the legality of the common stock and warrants covered by the Offering Statement	—

* To be filed by amendment

Exhibit 2.1

F 9906 10000707

CERTIFICATE OF INCORPORATION

OF

TLNB FINANCIAL CORP.

(Under Section 402 of the Business Corporation Law)

The undersigned incorporator, a natural person over the age of eighteen years, in order to form a corporation under the Business Corporation Law of the State of New York, certifies as follows:

1. Name. The name of the corporation is TLNB Financial Corp. (the "Corporation").

2. Purposes. Subject to any limitation provided in the Business Corporation Law or any other statute of the State of New York, and except as otherwise specifically provided in this Certificate, the purpose for which the Corporation is formed is: to engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law, provided, however, that the Corporation shall not engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

3. Office. The office of the Corporation is to be located in Franklin County, State of New York.

4. Number of Shares.

(a) The aggregate number of shares which the Corporation shall have authority to issue is: Two Million (2,000,000) shares, of which One Million, Five Hundred Thousand (1,500,000) shares shall be Common Stock with a par value of $.40 per share and Five Hundred Thousand (500,000) shares shall be Preferred Stock with a par value of $1.00 per share.

(b) (1) The Preferred Stock may be issued from time to time in one or more series for any proper corporate purpose without further action by the shareholders. The designation, number, preferences and other rights and limitations or restrictions of the Preferred Stock of each series (other than such as are stated and expressed herein) shall be such as may be fixed by the Board of Directors (authority so to do being hereby expressly granted) and stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the initial issue of Preferred Stock of such series. Such resolution or resolutions shall (i) fix the designation of such series, (ii) fix the number of shares of stock which shall constitute the initial issue of such series, (iii) fix the dividend rights of holders of stock of such series, including the dividend rate or rates thereon, the time or times at which such dividends shall be paid or payable, whether such dividends shall be cumulative, and if so, on what terms, (iv) fix the terms on which stock of such series may be redeemed, including amounts payable upon redemption if the shares of such series are to be redeemable, (v) fix the rights of the holders of stock of such series upon dissolution, liquidation and distribution of assets or winding up of the affairs of the Corporation, (vi) fix the terms or amount of the sinking fund, if any, to be provided for the purchase or redemption of stock of such series, (vii)

1

(4)

fix the terms upon which the stock of such series may be converted into or exchanged for stock of any other class or classes or of any one or more series of Preferred Stock, if the shares of such series are to be convertible or exchangeable, (viii) fix the voting rights, if any, of the stock of such series, and (ix) fix such other powers, preferences and relative, participating, optional or other special rights of such series, and the qualifications, limitations or restrictions of such preferences and/or rights desired to be so fixed.

(2) Except to the extent otherwise provided in the resolution or resolutions of the Board of Directors providing for the initial issue of shares of a particular series or expressly required by law, holders of shares of Preferred Stock of any series shall not be entitled to vote such shares with respect to any matter which is put to a vote of the shareholders. The number of shares of Preferred Stock which the Corporation shall have authority to issue may be increased from time to time by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, and the holders of the Preferred Stock, if entitled to vote on any such increase or decrease, shall not be entitled to vote separately as a class or series of a class thereon.

(3) All shares of any one series of Preferred Stock shall be identical with each other in all respects except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall accumulate, and all series of Preferred Stock shall rank equally and be identical in all respects except as specified in the respective resolutions of the Board of Directors providing for the initial issue thereof. Subject to the prior and superior rights of the Preferred Stock as set forth in any resolution or resolutions of the Board of Directors providing for the initial issue of a particular series of Preferred Stock, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time out of any fund legally available therefor, and the Preferred Stock shall not be entitled to participate in any such dividend.

5. Designation of Secretary of State; Mailing Address. The Secretary of State is designated as the agent of the Corporation upon whom process in any action or proceeding against the Corporation may be served, and the address to which the Secretary of State shall mail a copy of process in any action or proceeding against the Corporation which may be served upon the Secretary is:

TLNB Financial Corp.
75 Park Street
Tupper Lake, NY 12986
Attn: President

6. Preemptive Rights. The holders of shares of Common Stock of the Corporation (but not Preferred Stock) shall have preemptive rights to subscribe for, purchase or receive any shares of Common Stock of the Corporation in accordance with Section 622(d) (e) (f) (g) (h) and (i) of the New York Business Corporation Law pursuant to such procedures as the Board in its discretion shall deem advisable.

7. Cumulative Voting. In connection with the election of directors, holders of the Corporation's Common Stock shall have cumulative voting rights in accordance with Section 618 of the New York Business Corporation Law permitting each shareholder of Common Stock to vote the number of shares of Common Stock held multiplied by the number of directors to be elected at that meeting and permitting such

number of votes to be cast for a single director or distributed among all or any number of directors to be elected at that meeting as the shareholders desires.

8. Directors; Election and Classification. The Board of Directors shall be divided into three (3) classes. The number of directors of the first class shall equal one-third (1/3) of the total number of directors as determined in the manner provided in the By-Laws, with fractional remainders to count as one (1); the number of directors of the second class shall equal one-third (1/3) of said total number of directors (or the nearest whole number thereto); and the number of directors of the third class shall equal the total number of directors minus the aggregate number of directors of the first and second classes. At the election of the first Board of Directors, the class of each of the members then elected shall be designated. The term of office of each member then designated as a director of the first class shall expire at the annual meeting of the stockholders next ensuing, that of each member then designated as a director of the second class at the annual meeting of stockholders one (1) year thereafter, and that of each member then designated as a director the third class at the annual meeting of shareholders two (2) years thereafter. At each annual meeting of stockholders held after the election and classification of the first Board of Directors, directors shall be elected for a full term of three (3) years to succeed those members whose terms then expire. Any or all of the directors may be removed without cause only upon the affirmative vote of holders of not less than eighty-five percent (85%) of the shares entitle to vote generally in the election of directors.

9. Opposition of Tender (or other) Offer.

(a) The Board of Directors may, if it deems it advisable, oppose a tender or other offer for the Corporation's securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the Board of Directors may, but it is not legally obligated to, consider any relevant issue; by way of illustration, but not to be considered any limitation on the power of the Board of Directors to oppose a tender or other offer for this Corporation's securities, the Board of Directors may, but shall not be legally obligated to, consider any or all of the following:

(1) Whether the offer price is acceptable based on the historical, present, or projected operating results or financial condition of the Corporation.

(2) Whether a more favorable price could be obtained for the Corporation's securities in the future.

(3) The social and economic effects of the offer or transaction on the Corporation and any of its subsidiaries, employees, depositors, loan and other customers, creditors, shareholders and other elements of the communities in which the Corporation and any of its subsidiaries operate or are located.

(4) The reputation and business practice of the offeror and its management and affiliates as they would affect the shareholders, employees, depositors and customers of the Corporation and its subsidiaries and the future value of the Corporation's stock.

(5) The value of the securities (if any) which the offeror is offering in exchange for the Corporation's securities, based on an analysis of the worth of the corporation or other entity whose securities are being offered.

(6) The business and financial condition and earnings prospects of the offeror, including, but not limited to, debt service and other existing or likely financial obligations of the offeror, and the possible effect of such elements of the communities in which the Corporation and any of its subsidiaries operate or are located.

(7) Any antitrust or other legal and regulatory issues that are raised by the offer.

(b) If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose, including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the offeror corporation's securities; selling or otherwise issuing authorized but unissued securities or treasury stock of the Corporation or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

10. Business Combinations.

(a) Except as otherwise expressly provided in paragraph (b) of this Article, a Business Combination (as defined below) shall require the affirmative vote of not less than eighty-five percent (85%) of the votes entitled to be cast by the holders of all then outstanding shares of common stock of the Corporation ("Common Stock").

(b) The provisions of paragraph (a) of this Article shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law or by any other provision of this Certificate of Incorporation or the Bylaws of the Corporation, if all of the conditions specified in the following paragraphs (b)(1) and (b)(2) are met:

(1) The Business Combination shall have been approved by sixty-six and two-thirds percent (66-2/3%) or more of the Continuing Directors (as defined below) whether such approval is given prior to or subsequent to the acquisition of beneficial ownership of the Common Stock that caused the Interested Shareholder (as defined below) to become an Interested Shareholder.

(2) (a) The aggregate amount of cash, and the Fair Market Value (as defined below) as of the date of the consummation of the Business Combination of the consideration other than cash, to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher amount of the following: (i) the highest per share price paid by or on behalf of the Interested Shareholder for any share of Common Stock in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of Common Stock within the two-year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date"); and (ii) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested Shareholder became an Interested Shareholder (the "Determination Date").

(b) The consideration to be received by holders of outstanding Common Stock shall be in cash or in the same form as previously has been paid by or on behalf of the Interested Shareholder in connection with its direct or indirect acquisition of beneficial ownership of shares of such Common Stock. If the consideration so paid for shares of Common Stock varied as to form, the form of consideration for such Common Stock shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such Common Stock previously acquired by the Interested Shareholder.

(c) After such Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination: (i) there shall have been no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any stock split, stock dividend or subdivision of the Common Stock), except as approved by a majority of the Continuing directors; (ii) there shall have been an increase in the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of Common Stock unless the failure so to increase such annual rate is approved by a majority of the Continuing directors; and (iii) such Interested Shareholder shall not have become the beneficial owner of any additional shares of Common Stock except as part of the transaction that results in such Interested Shareholder becoming an Interested Shareholder and except in a transaction that, after giving effect thereto, would not result in any increase in the Interested Shareholder's percentage beneficial ownership of any Common Stock.

(d) After such Interested Shareholder has become an Interested Shareholder, such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(e) Such Interested Shareholder shall not have made any major change in the Corporation's business or equity capital structure without the approval of a majority of the Continuing directors.

(c) For the purposes of this Article:

(1) The term "Business Combination" shall mean:

(a) any merger or consolidation of the Corporation or any Subsidiary (as defined) with (i) any Interested Shareholder or (ii) any other corporation (whether or not itself an Interested Shareholder) which is or after such merger or consolidation would be an Affiliate or Associate of an Interested Shareholder; or

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder involving any assets or securities of the Corporation or any Subsidiary having an aggregate Fair Market Value of $3,000,000 or more; or

(c) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

(d) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Shareholder) that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is beneficially owned by any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

(e) any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses (a) to (d).

(2) The term "person" shall mean any individual, firm, corporation or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Common Stock.

(3) The term "Interested Shareholder" shall mean any person (other than the Corporation or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who:

(a) is the beneficial owner of Common Stock representing three percent or more of the votes entitled to be cast by the holders of all the outstanding shares of Common Stock within the last three years; or

(b) is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of Common Stock representing three percent or more of the votes entitled to be cast by the holders of all then outstanding shares of Common Stock within the last three years; or

(c) is an assignee of or has otherwise succeeded to any shares of Common Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Shareholder, if such assignment or succession shall have occurred in the course of transactions not involving a public offering within the meaning of the Securities Act of 1933.

(4) A person shall be a "beneficial owner" of any Common Stock:

(a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

(b) which such person or any of its Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

(c) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock.

(5) An "Affiliate" is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(6) The term "Associate" used to indicate a relationship with any person means;

(a) any corporation or organization (other than the Corporation or a majority-owned subsidiary of the Corporation) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities;

(b) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(c) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Corporation or any of its parents or subsidiaries.

(7) The term "Subsidiary" means any corporation of which a majority of any class of equity security is beneficially owned by the Corporation; provided, however, that for the purposes of the definition of Interested Shareholder set forth in paragraph (c)(3), the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is beneficially owned by the Corporation.

(8) The term "Continuing Director" means any member of the Board of Directors of the Corporation (the "Board"), while such person is a member of the Board, who is not an Affiliate or Associate or representative of an Interested Shareholder and who was a member of the Board prior to the time that the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director, while such successor is a member of the Board, who is not an Affiliate or Associate or representative of the Interested Shareholder and who is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

(9) The term "Fair Market Value" means:

(a) in the case of cash, the amount of such cash;

(b) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange Listed Stocks, or, if such stock is not listed on such Exchange, on the principal United

States securities exchange registered under the Act on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any similar system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing directors in good faith; and

(c) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Continuing directors.

(10) In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in the context of paragraphs 10(b)(2)(a) and 10(b)(2)(b) shall include the shares of Common Stock and/or the shares of any other class or series of capital stock of the Corporation retained by the holders of such shares.

(d) The Board shall have the power an duty to determine for the purposes of this Article, on the basis of information known to them after reasonable inquiry,

(1) whether a person is an Interested Shareholder;

(2) the number of shares of Common Stock or other securities beneficially owned by any person;

(3) whether a person is an Affiliate or Associate of another; and

(4) whether the assets that are the subject of any Business Combination have or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $3,000,000 or more.

Any such determination made in good faith shall be binding and conclusive on all parties.

(e) Nothing contained in this Article shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

(f) The fact that any Business Combination complies with the provisions of paragraph 10(b) of this Article shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the shareholders of the Corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination.

11. Director Liability. Directors of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages because of their breach of duty as directors unless such liability is based upon a judgment or other final adjudication adverse to the director which establishes (i) that the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled, or (iii) that the director's acts violated Section 719 of the New York Business Corporation Law. If the New York Business Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, the liability of a director of the corporation, in addition to the limitation on personal liability established by this Certificate shall be further limited to the fullest extent permitted by the amended New York Business Corporation Law.

12. Amendments to Articles. Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the Corporation, the affirmative vote of the holders of not less than eighty-five percent (85%) of the votes entitled to be cast by the holders of all then outstanding shares of Common Stock shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles 6, 7, 8, 9, 10, 11 and this Article 12, provided, however, that this Article shall not apply to, and such eighty-five percent vote shall not be required for, any amendment, repeal or adoption approved by sixty-six and two thirds percent (66-2/3%) of the Board if all of such directors are persons who would be eligible to serve as Continuing Directors within the meaning of paragraph (c)(8) of Article 10.

IN WITNESS WHEREOF, the undersigned incorporator subscribes this Certificate and confirms it as true under the penalties of perjury on this 9th day of June, 1999.

George J. Getman

George J. Getman, Incorporator
Bond, Schoeneck & King, LLP
111 Washington Avenue
Albany, New York 12210

Exhibit 2.2

BYLAWS

OF

TLNB FINANCIAL CORP.

14

INDEX

TO

BYLAWS

OF

TLNB FINANCIAL CORP.

BYLAWS

OF

TLNB FINANCIAL CORP.

ARTICLE I. MEETINGS OF SHAREHOLDERS

Section 101. Place of Meetings. All meetings of the share-holders shall be held at such place as shall be determined by the Board of Directors from time to time.

Section 102. Annual Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held at such date and hour as may be fixed by the Board of Directors. Any business which is a proper subject for shareholder action may be transacted at the annual meeting, regardless of whether the notice of the meeting contains any reference to the business, except as otherwise provided by applicable law.

Section 103. Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors, the Chairperson of the Board, the President, or by the shareholders entitled to cast at least twenty-five percent (25%) of the vote which all shareholders are entitled to cast at the meeting.

Section 104. Conduct of Shareholders' Meetings. The Pres-i-dent shall preside at all shareholders' meetings. In the absence of the President, the Chairman shall preside or, in his/her absence, any officer designated by the Board of Directors. The officer presiding over the shareholders' meeting may establish such rules and regulations for the conduct of the meeting as he/she may deem to be reasonably necessary or desirable for the orderly and expeditious conduct of the meeting. Unless the officer presiding over the shareholders' meeting otherwise requires, shareholders need not vote by ballot on any question.

ARTICLE II. DIRECTORS AND BOARD MEETINGS

Section 201. Management by Board of Directors. The business and affairs of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, regulation, the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by the share-holders.

Section 202. Nomination for Directors. Nominations for directors to be elected at an annual meeting of shareholders, except those made by the Board of Directors of the Corporation, must be submitted to the Secretary of the Corporation in writing not less than 20 days nor more than 50 days immediately preceding the date of the meeting. Such notification shall contain the following information to the extent known to the notifying shareholder; (a) name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the Corporation that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Corporation owned by the notifying shareholder. Nominations not made in accordance herewith may be disregarded by the presiding officer of the meeting in his/her discretion.

Section 203. Directors Must be Shareholders. Every director must be a shareholder of the Corporation and shall own in his/her own right the number of shares (if any) required by law in order to qualify as such director. Further, in order to serve a director, the director must own common stock of the Corporation which has a market value of at least $25,000.00. Any director shall forthwith cease to be a director when he/she no longer holds shares to meet this requirement, which fact shall be reported to the Board of Directors by the Secretary, where-upon the Board of Directors shall declare the seat of such director vacated.

Section 204. Number of Directors. The Board of Directors shall consist of not less than nine nor more than twenty-five directors, the exact number to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting there-of.

Section 205. Vacancies. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board, even though less than a quorum. Increases in the Board of Directors between annual meetings of shareholders shall be limited to not more than two members per year. If the vacancy is due to an increase in the number of directors a majority of the members of the Board of Directors shall designate such director-ship.

Section 206. Compensation of Directors. No director who is not an employee of the Corporation or one of its subsidiaries shall be entitled to any salary as such; but the Board of Directors may fix, from time to time, a reasonable annual fee for acting as a director and a reasonable fee to be paid each director for his/her services in attending meetings of the Board and meetings of committees appointed by the Board. The Corporation may reimburse directors for expenses related to their duties as a member of the Board.

Section 207. Organization Meeting. The President or Secretary, upon receiving the result of any election, shall notify the directors-elect of their election and of the time at which they are required to meet for the purpose of organizing the new Board and electing and appointing officers of the Corporation for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event within thirty days. If, at the time fixed for such meeting, there shall not be a quorum present, the directors present may adjourn the meeting, from time to time, until a quorum is obtained.

Section 208. Regular Meetings. Regular meetings of the Board of Directors shall be held on such day, at such hour, and at such place, consistent with applicable law, as the Board shall from time to time designate or as may be designated in any notice from the Secretary calling the meeting. Notice need not be given of regular meetings of the Board of Directors which are held at the time and place designated by the Board of Directors. If a regular meeting is not to be held at the time and place designated by the Board of Directors, notice of such meeting which need not specify the business to be transacted and which may be either verbal or in writing, shall be given by the Secretary to each member of the Board at least twenty-four hours before the time of the meeting.

A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business. If at the time fixed for the meeting, including the meeting to organize the new Board following the annual meeting of shareholders, a quorum is not present, the directors in attendance may adjourn the meeting from time to time until a quorum is obtained.

Except as otherwise provided herein, a majority of those directors present and voting at any meeting of the Board of Directors, shall decide each matter considered. A director cannot vote by proxy, or otherwise act by proxy at a meeting of the Board of Directors.

Section 209. Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board, the President or at the request of three or more members of the Board of Directors. A special meeting of the Board of Directors shall be deemed to be any meeting other than the regular meeting of the Board of Directors. Notice of the time and place of every special meeting, which need not specify the business to be trans-acted and which may be either verbal or in writing, shall be given by the Secretary to each member of the Board at least twenty-four hours before the time of such meeting excepting the Organization Meeting following the election of directors.

Section 210. Participation Without Physical Presence. One or more directors may participate in a meeting of the Board of Directors, or of a Committee of the Board by means of a conference telephone or similar communications equipment, by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

Section 211. Committees. The Board of Directors may establish, by majority vote, executive and other committees to act on its behalf. These committees, which shall consist of three or more Directors (along with any alternate members selected by the Board), may be altered or disbanded by subsequent Board resolution. Committees established under this section may be authorized to act on behalf of the Board in any matter not specifically prohibited by New York State Business Corporation Law § 712.

ARTICLE III. OFFICERS

Section 301. Officers. The officers of the corporation shall be a Chairperson of the Board, a President, one or more Vice Presidents, a Secretary, a Treasurer, and such other officers and assistant officers as the Board of Directors may from time to time deem advisable. Except for the President, Secretary and Treasurer, the Board may refrain from filling any of the offices at any time. The same individual may hold any two or more offices except the offices of President and Secretary. The officers shall be elected by the Board of Directors at the annual organization meeting, in the manner and for such terms as the Board of Directors from time to time shall determine. Any officer may be removed at any time, with or without cause, and regardless of the term for which such officer was elected, but without prejudice to any contract right of such officer. Each officer shall hold his/her office for the cur-rent year for which he/she was elected or appointed by the Board unless he/she shall resign, become disqualified, or be removed at the pleasure of the Board of Directors.

Section 302. Chairperson of the Board. The Board of Directors may elect a Chairperson of the Board at the organization meeting of the Board following each annual meeting of shareholders at which directors are elected. The Chairperson of the Board shall be a member of the Board of Directors and shall -perform such duties as may be prescribed by the Board of Directors.

Section 303. President. The president shall have general supervision of all of the departments and business of the Corporation and shall prescribe the duties of the other officers and employees and see to the proper performance thereof. The President shall be responsible for having all orders and resolutions of the Board of Directors carried into effect. The President shall exe-cute on behalf of the Corporation and may affix or cause to be affixed a seal to all authorized documents and instruments requiring such execution, except to the extent that signing and execution shall have been delegated to some other officer or agent of the Corporation by the Board of Directors or by the President. The President shall be Chief Executive Officer and a member of the Board of Directors. In the absence or disability of the Chairperson of the Board or his/her refusal to act, the President shall preside at meetings of the Board. In general, the President shall perform all the duties and exercise all the powers and authorities incident to such office or as prescribed by the Board of Directors.

Section 304. Vice Presidents. The Vice Presidents shall perform such duties, do such acts and be subject to such super-vision as may be prescribed by the Board of Directors or the President. In the event of the absence or disability of the President or his/her refusal to act, the Vice Presidents, in the order of their rank, and within the same rank in the order of their authority, shall perform the duties and have the powers and authorities of the President, except to the extent inconsistent with applicable law.

Section 305. Secretary. The Secretary shall act under the supervision of the President or such other officers as the President may designate. Unless a designation to the contrary is made at a meeting, the Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all of the proceedings of such meetings in a book to be kept for that purpose, and shall perform like duties for the standing Committees when required by these Bylaws or otherwise. The Secretary shall give, or cause to be given, notice of all meetings of the share-holders and of the Board of Directors. The Secretary shall keep a seal of the Corporation, and, when authorized by the Board of Directors or the President, cause it to be affixed to any documents and instruments requiring it. The Secretary shall keep accurate and complete records of the ownership of shares of the Corporation. The Secretary shall perform such other duties as may be prescribed by the Board of Directors, President, or such other supervising officer as the President may designate.

Section 306. Treasurer. The Treasurer shall act under the supervision of the President or such other officer as the President may designate. The Treasurer shall have custody of the Corporation's funds and perform such other duties as may be prescribed by the Board of Directors, President or such other supervising officer of the President may designate.

Section 307. Assistant Officers. Unless otherwise provided by the Board of Directors, each assistant officer shall perform such duties as shall be prescribed by the Board of Directors, the President or the officer to whom he/she is an assistant. In the event of the absence or disability of an officer or his/her refusal to act, his/her assistant officers shall, in the order of their rank, and within the same rank in the order of their seniority, have the powers and authorities of such officer.

Section 308. Compensation. The salaries and compensation of all officers and assistant officers shall be fixed by or in the manner designated by the Board of Directors.

Section 309. General Powers. The officers are authorized to do and perform such corporate acts as are necessary in the carrying on of the business of the Corporation, subject always to the direction of the Board of Directors.

ARTICLE IV. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 401. Rights of Indemnification. Any person who was, is, or is threatened to be made a party to any action or proceeding, whether civil or criminal (including an action by or in the right of this Corporation or any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which any Director or officer of this Corporation served in any capacity at the request of this Corporation), by reason of the fact that he/she, his/her testator or intestate, is or was a Director or officer of this Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, shall be indemnified by this Corporation against all judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense or appeal of any such action or proceeding, and against any other amounts, expenses and fees similarly incurred; provided that no indemnification shall be made to or on behalf of any Director or officer where indemnification is prohibited by applicable law. This right of indemnification shall include the right of a Director or officer to receive payment from this Corporation for expenses incurred in defending or appealing any such action or proceeding in advance of its final disposition; provided that the payment of expenses in advance of the final disposition of an action or proceeding shall be made only upon delivery to this Corporation of an undertaking by or on behalf of the Director or officer to repay all amounts so advanced if it should be determined ultimately that the Director or officer is not entitled to be indemnified. The preceding right of indemnification shall be a contract right enforceable by the Director or officer with respect to any claim, cause of action, action or proceeding accruing or arising while this bylaw shall be in effect.

Section 402. Authorization of Indemnification. Any indemnification provided for by Section 401 shall be authorized in any manner provided by applicable law or, in the absence of such law;

(a) by the Board of Directors acting by a quorum of Directors who are not parties to such action or proceeding, upon a finding that there has been no judgment or other final adjudication adverse to the Director or officer which establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that the person gained in fact a financial profit or other advantage to which he/she was not legally entitled, or

(b) if a quorum under clause (a) is not obtainable,

(i) by the Board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because there has been no such judgment or other final adjudication adverse to the Director or officer, or

(ii) by the shareholders upon a finding that there has been no such judgment or other final adjudication adverse to the Director or officer.

Section 403. Right of Claimant to Bring Suit. If a claim of indemnification is not paid in full by this Corporation within ninety days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to recover the expenses of prosecuting such claim.

Section 404. Non-Exclusivity of Rights. The rights confer-red on any person under this Article shall not be exclusive of any other right which may exist under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested Directors, or otherwise.

Section 405. Insurance. Subject to the laws of New York, this Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation against any expense, liability or loss of the general nature contemplated by this section, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the laws of New York.

Section 406. Severability. It is the intent of this Corporation to indemnify its officers and Directors to the fullest extent authorized by the laws of New York as they now exist or may hereafter be amended. If any portion of this Article shall for any reason be held invalid or unenforceable by judicial decision or legislative amendment, the valid and enforceable provisions of this Article will continue to be given effect and shall be construed so as to provide the broadest indemnification permitted by law.

ARTICLE V. SHARES OF CAPITAL STOCK

Section 501. Authority to Sign Share Certificates. Every share certificate of the Corporation shall be signed by the President and by the Secretary or Treasurer.

Section 502. Lost or Destroyed Certificates. Any person claiming a share certificate to be lost, destroyed or wrongfully taken shall receive a replacement certificate if such person shall have:

(a) requested in writing such replacement certificate before the Corporation has notice that the shares have been acquired by a bona fide purchaser;

(b) provided the Corporation with an affidavit of lost certificate satisfactory in form and substance to the Board of Directors, or the President or the Secretary; and,

(c) satisfied any other reasonable requirements (including providing an affidavit and a surety bond) fixed by the Board of Directors, or the President or the Secretary.

ARTICLE VI. GENERAL

Section 601. Fiscal Year. The fiscal year of the Corporation shall be the calendar year unless otherwise set by Board Resolution or action.

Section 602. Record Date. The Board of Directors may fix any time whatsoever (but not more than fifty days) prior to the date of any meeting of shareholders, or the date for the payment of any divided or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or will go into effect, as a record date for the determination of the shareholders entitled to notice of, or to vote at, any such meetings, or entitled to receive payment of any such dividend or distribution or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversation or exchange of shares.

Section 603. Emergency Bylaws. In the event of any emergency resulting from a natural disaster or similar disaster, and during the continuance of such emergency, the following Bylaw provision shall be in effect, notwithstanding any other provisions of the Bylaws:

(a) A meeting of the Board of Directors or of any committee thereof may be called by an officer or director upon one hour's notice to all persons entitled to notice whom, in the sole judgment of the notifier, it is feasible to notify;

(b) The director or directors in attendance at the meeting of the Board of Directors or of any Committee thereof shall constitute a quorum; and

(c) These Bylaws may be amended or repealed, in whole or in part, by a majority vote of the directors attending any meeting of the Board of Directors, provided such amendment or repeal shall be effective for the duration of such emergency.

Section 604. Severability. If any provision of these Bylaws is illegal or unenforceable as such, such illegality or unenforceability shall not affect any other provision of these Bylaws and such other provisions shall continue in full force and effect.

ARTICLE VII. AMENDMENT OR REPEAL

Section 701. Amendment or Repeal by the Board of Directors. These Bylaws may be amended or repealed, in whole or in part, by a majority vote of members of the Board of Directors at any regular or special meeting of the Board duly convened. Notice need not be given of the purpose of the meeting of the Board of Directors at which the amendment or repeal is to be considered.

Section 702. Recording Amendments and Repeals. The text of all amendments and repeals to these Bylaws shall be attached to the Bylaws with a notation of the date and vote of such amendment or repeal.

Exhibit 3.1

25

Certificate Number

419

No. of Shares

TLNB

TLNB FINANCIAL CORPORATION

Incorporated under the Laws of the State of New York

THIS CERTIFIES that ______________________ is the owner of __________ shares of the Common Stock of **TLNB Financial Corporation**, hereinafter called the "Corporation", transferable only on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. The amount of Common Stock is set forth on the books of the Corporation. The par value of the shares of said stock is set forth in the Certificate of Incorporation of the Corporation and the amendments thereto, which are hereby expressly incorporated herein by reference. The Corporation will furnish to any shareholder, upon request and without charge, a full statement of the designation, relative rights, preferences, and limitations of the shares of each class authorized to be issued, and the Corporation will furnish the designation, relative rights, preferences and limitations of each series of preferred shares so far as the same have been fixed by the Board of Directors pursuant to authority heretofore granted to it.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officers and its seal to be hereunto affixed.

Dated ______________

____
Secretary-Treasurer

____
President

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — ____________ Custodian ____________
(Cust) (Minor)
under Uniform Gifts to Minors Act ________ (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, ______________________________ hereby sell, assign, and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE)

____

____

____

Shares of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____, Attorney

to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated ______________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ANY CHANGE WHATEVER.

SIGNATURE(S) GUARANTEED: ______________________________

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17 Ad-15.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, MUTILATED OR DESTROYED, THE CORPORATION WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

Exhibit 6.1

27

EMPLOYMENT AGREEMENT

THIS AGREEMENT dated as of the 16 day of May, 2005 (Effective Date) between Martin M. Bier, of Tupper Lake, New York, hereinafter "Employee" and Tupper Lake National Bank Financial Corporation, a registered bank holding company, and Tupper Lake National Bank, a national banking corporation existing under the laws of the United States of America, with its principal place of business at 75 Park Street, Tupper Lake, New York, collectively referred to herein as "Bank."

This Agreement supersedes the employment agreement between the parties dated December 20, 2001 which provided for employment for a term ending December 31, 2006.

INTRODUCTION

The Board of Directors of the Bank (the "Board") has determined that it is in the best interests of the Bank to retain the Employee's services and to reinforce and encourage the continued attention and dedication of the Employee to his assigned duties, without distraction in potentially disturbing circumstances arising from the possibility of a change in control of the Bank or the assertion of claims and actions against employees.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Bank and the Employee hereby agree as follows:

1. Employment. Upon the terms and subject to the conditions contained in this Agreement, the Employee agrees to provide full-time services for the Bank during the term of this Agreement. The Employee agrees to devote his best efforts to the business of the Bank, and shall perform his duties in a diligent, trustworthy, and business-like manner, all for the purpose of advancing the business of the Bank.

2. Duties. The Employee shall hold the title of **PRESIDENT AND CEO**, and shall report directly to **THE BOARD**. The Employee shall render such administrative and management services for Bank as are currently rendered and as are currently performed by persons situated in a similar executive capacity. The Employee shall also promote, by entertainment or otherwise, as and to the extent permitted by law, the business of the Bank. The Employee's duties may, from time to time, be changed or modified at the discretion of the Board.

3. Employment Term. Subject to the terms and conditions hereof, the Bank agrees to employ the Employee for the period commencing on the Effective Date and ending December 31, 2011. Additionally, subject to Section 5, beginning on each expiration date, this Agreement shall automatically be renewed each year for one-year periods, unless either party gives written notice to the other party not to extend at least Ninety (90) days prior to the then-effective expiration date. If such notice is given, this Agreement shall end one (1) year from

28

the latest preceding automatic extension (or such earlier date as is determined in accordance with Section 5).

4. Salary and Benefits.

(a) Base Salary. The Bank agrees to pay the Employee during the term of this Agreement a salary at the rate of ONE HUNDRED FORTY THOUSAND AND 00/100 $140,000.00 (DOLLARS) per annum, payable in cash not less frequently than monthly. Such salary shall be effective and calculated commencing as of the Effective Date. "Base Salary" is defined as set by the preceding sentence or as the same may be increased from time to time by action of the Board. The Base Salary shall be reviewed by the Bank at least annually, and any Base Salary increase shall be effective each anniversary of this Agreement, or at such earlier time as the Board shall determine, beginning one (1) year after the Effective Date. The Bank may not, however, reduce the Employee's then-existing Base Salary at any time during the term of this Agreement.

(b) Deferred Base Salary and/or Bonus.

i) Pursuant to an executed Deferral Election in the form attached to this Agreement as Exhibit "A," Employee may elect to defer a fixed amount or a fixed percentage of Employee's base salary and/or bonus otherwise payable to him by the Bank with respect to a particular calendar year. A new Deferral Election may be executed with respect to each calendar year and, if executed, must be returned to the Bank prior to the first day of the calendar year to which the Deferral Election relates. Deferral Elections shall apply only to base salary and/or bonuses earned for services performed after the executed Deferral Election is received by the Bank.

ii) Employee may revoke a Deferral Election with respect to base salary and/or bonuses to be earned in a calendar year by delivering a written notice of revocation to the Bank at least ten days prior to the date as of which such revocation is to be effective. Notwithstanding any such revocation, amounts deferred prior to the effective date of the revocation shall be paid in accordance with the payment provisions of subparagraph (d) below. The Bank, in its sole discretion, may modify a Deferral Election at any time for any reason; provided, however, that the Bank may not increase the amount of base salary and/or bonus deferred by Employee for any calendar year.

iii) The Bank maintains on its financial statements a separate bookkeeping "deferred compensation account(s)" to which the Bank has previously credited deferred bonus amounts, determined by the Bank in its sole discretion, for future payments to Employee. Amounts of base salary and/or bonus Employee elects to defer pursuant to this paragraph shall be credited to that same bookkeeping deferred compensation account. The separate bookkeeping deferred compensation account also shall be adjusted to reflect earnings and losses equal to the earnings and losses credited and charged to the Schwab/Hudson Valley Investment Advisors,

Inc. account (current Account No. 15845536), or any successor account, established by the Bank to provide the Bank with a source of assets to assist the Bank in satisfying its obligations under this paragraph.

iv) Amounts previously credited by the Bank, future deferred amounts and all earnings credited to the deferred compensation account shall be paid in 36 monthly installments beginning within 90 days following the earlier of (1) the Employee's resignation or removal as Chairman, President and CEO of the Bank pursuant to Sections 2 and/or 3, or (2) the termination of Employee's employment with the Bank. The amount of each installment shall be determined by multiplying the deferred compensation account balance at the time of each installment payment by a fraction, the numerator of which is one and the denominator of which is the number of unpaid installments. In other words, 1/36th of the then current account balance will be paid in the first installment, 1/35th of the then current account balance will be paid in the second installment, 1/34th of the then current account balance will be paid in the third installment, etc., until the full remaining account balance is paid with the 36th installment.

v) Payments of deferred compensation benefits under this paragraph shall be made to Employee if living, and if not, to Employee's beneficiary. Employee may designate a beneficiary and a contingent beneficiary, and may change such designations at any time, by filing written designations with the Bank in the form attached to this Agreement as Exhibit "B." If upon the death of Employee no valid designation of a beneficiary is on file with the Bank, or the benefit is not claimed by any beneficiary within a reasonable period of time after the death of Employee, the benefit shall be paid to Employee's estate.

(c) Life Insurance. The Bank shall provide life insurance coverage on the life of the Employee in an amount not less than two and one-half (2.5) times the salary. The Employee understands a portion of this may be taxable. It is acknowledged that the Employee and Bank have previously executed a Supplemental Executive Retirement Plan (SERP) and Bank Owned Life Insurance Agreement (BOLI) that are separate benefits due to the employee.

(d) Vacation. The Employee shall be entitled to five (5) weeks of paid vacation during each full year of his employment hereunder in accordance with the general terms of the vacation policy adopted by the Bank. In addition, upon any Termination under Section 5, except for Termination for Cause, the Employee will be paid any remaining accrued vacation that has not been taken through the date of Termination.

ycs (e) Company Automobile. At the sole and absolute discretion of the Board, the Employee shall be eligible to receive a Bank automobile.

(f) Employee Benefits. The Employee shall be entitled to participate in the employee benefit programs generally available to employees of the Bank, and to all normal prerequisites provided to senior officers of the Bank, provided he is otherwise qualified to participate

(30)

on such plans or programs. As part of its normal course of business, the Bank may amend and/or terminate employee benefits.

The Bank shall provide long-term disability benefit in accordance with the Bank's Group Long-Term Disability Plan. The Bank shall also provide supplemental family health insurance and pay the required premium during the Employee's lifetime.

(g) Benefits Not in Lieu of Compensation. No benefit or prerequisite provided to the Employee shall be deemed to be in lieu of base salary, bonus, or other compensation, provided that the reporting of any benefits shall be consistent with IRS regulations.

5. Termination of Employment.

(a) For purposes of this Agreement, "Good Reason" shall mean:

i) Without the Employee's express written consent, the assignment to the Employee of any duties or responsibilities inconsistent with the Employee's positions, or a change in the Employee's reporting responsibilities, titles or offices as described under Section 2, or any removal of the Employee from or any failure to re-elect the Employee to any of such positions, except in connection with the termination of the Employee's employment for Cause, Disability or retirement, or as a result of the Employee's death;

ii) A reduction by the Bank in the Employee's Base Salary;

iii) Any failure of the Bank to obtain the assumption of, or the agreement to perform, this Agreement by any successor as contemplated in Section 15(a) hereof; or

iv) The Bank requiring the Employee to be based anywhere other than the Tupper Lake area except for required travel on Bank business to an extent substantially consistent with the Employee's present business travel obligations and as described under Section 2, or, in the event the Employee consents to any relocation, the failure by the Bank to pay (or reimburse the Employee) for all reasonable moving expenses incurred by the Employee relating to a change in the Employee's principal residence in connection with such relocation and to indemnify Employee against any loss realized on the sale of the Employee's principal residence in connection with any such change of residence.

(b) Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement if the Bank determines that the Employee committed one of the following acts while in the employ of the Bank prior to the Normal Retirement date:

i) Gross negligence or gross neglect of duties;

ii) Commission of a felony or of a gross misdemeanor involving moral turpitude; or

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iii) Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Employee's employment and resulting in an adverse effect on the Bank.

(c) Death. This Agreement shall be terminated immediately upon the death of the Employee. Within ten (10) business days of termination, the Bank shall pay to the Employee's beneficiary a sum equal to one month of Base Salary at the then-effective rate paid to the Employee.

i) The Employee shall designate a beneficiary by filing a written designation with the Bank. The Employee may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Employee and received by the Bank during the Employee's lifetime. The Employee's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Employee, or if the Employee names a spouse as a beneficiary and the marriage is subsequently dissolved. If the Employee dies without a valid beneficiary designation, all payments shall be made to the Employee's estate.

ii) If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incapacitated person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Bank from all liability with respect to such benefits.

(d) Disability. The Bank may terminate the Employee's employment for Disability as defined under the Bank's long-term disability policy. If the Bank does not have a long-term disability policy, disability shall be defined as the Employee's inability through physical or mental illness or other cause to perform the essential functions of Employee's position, with or without reasonable accommodation, in the opinion of the Bank, for the continuous period of six (6) months. Within ten (10) business days of termination, the Bank shall to the Employee a sum equal to one month of Base Salary at the then-effective rate paid to the Employee.

(e) Voluntary Resignation or Termination for Cause. If the Employee shall voluntarily terminate his employment for other than Good Reason, as defined in Section 5(a), or if the Bank shall discharge the Employee for Cause, as defined in Section 5(b), this Agreement shall terminate immediately and the Bank shall have no further obligation to make any payment under this Agreement which has not already become payable, but has not yet been paid; provided, however, that with respect to any stock options, restricted stock, incentive plans, deferred compensation arrangements, or other plans or programs in which the Employee is participating at the time of termination of his employment, the Employee's rights and benefits under each such plan shall be determined in accordance

32

with the terms, conditions, and limitations of the plan and any separate agreement executed by the Employee which may then be in effect. Termination for Cause shall only occur after the Board, in its sole and absolute discretion, has made a full and thorough determination of "Cause."

(f) Involuntary Termination Without Cause or Resignation for Good Reason. If during the term of the Agreement, the Employee's employment is involuntarily terminated by the Bank without Cause or the Employee voluntarily terminates the Employee's employment for Good Reason, then the following shall apply:

i) Base Salary. Within ten (10) business days of termination, the Bank shall pay the Employee in a lump an amount equal to the aggregate amount of Base Salary that the Employee would be entitled to receive under this Agreement for the balance of the Employment Term.

6. Termination After Change in Control Benefit. If within eighteen (18) months after a Change in Control of the Bank as defined in Section 6(a), the Bank shall terminate the Employee's employment other than pursuant to 5(b) hereof or if the Employee shall terminate his employment for Good Reason, then in any of such events, the Bank shall pay to the Employee a benefit as defined in Section 6(b).

(a) Change in Control. The term Change in Control shall have the following meaning:

i) Any person or entity or group of affiliated persons or entities (other than the Bank) becomes a beneficial owner, directly or indirectly, of 25% or more of the Bank's voting securities or all or substantially all of the assets of the Bank;

ii) The Bank enters into a definitive agreement which contemplates the merger, consolidation or combination of the Bank with an unaffiliated entity in which either or both of the following is to occur: (1) the Board of Directors of the Bank, as applicable, immediately prior to such merger, consolidation or combination will constitute less than a majority of the board of directors of the surviving, new or combined entity; or (2) less than 75% of the outstanding voting securities of the surviving, new or combined entity will be beneficially owned by the stock holders of the Bank immediately prior to such merger, consolidation or combination; provided, however, that if any definitive agreement to merge, consolidate or combine is terminated without consummation of the transaction, then no Change in Control shall be deemed to have occurred pursuant to this paragraph;

iii) The Bank enters into a definitive agreement which contemplates the transfer of all or substantially all of the Bank's assets, other than to a wholly-owned Subsidiary of the Bank; provided, however, that if any definitive agreement to transfer assets is terminated without consummation of the transaction, then no Change in Control shall be deemed to have occurred pursuant to this paragraph; or

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iv) A majority of the members of the Board of Directors of the Bank shall be persons who: (1) were not members of such Board on the date this Plan is approved by the stock holders of the Bank ("current members"); and (2) were not nominated by a vote of such Board which included the affirmative vote of a majority of the current members on such Board at the time of their nomination ("future designees"); and (3) were not nominated by a vote of such Board which included the affirmative vote of a majority of the current members and future designees, taken as a group, on such Board at the time of their nomination.

(b) Amount. Upon a termination of the Employee's employment under the circumstances described in this Section 6, the Employee will receive a Change in Control Benefit equal to two and one-half (2.5) times the Employee's Base Annual Compensation as defined in this Section 6(b)(i) at the date of the Control in Change.

i) Base Annual Compensation. The Employee's average annualized compensation paid by the Bank which was includible in the Employee's gross income during the most recent five taxable years ending before the date of the Change of Control. This definition covers amounts includible in compensation, i.e., the Base Salary and cash Annual Incentive prior to any cash or deferred arrangements, and defined as the individual's "base amount" under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

(c) Consideration of Benefit. As consideration for the benefit paid in this Section 6, at the discretion of the successors as described in Section 15(a), the Employee must work with the new organization for a period of no less than six (6) months. However, if the Employee fails to remain employed for at least six (6) months with the new organization for reason other than Good Reason, or if the Bank terminates the Employee's employment for Termination for Cause, then no benefits will be provided to the Employee.

(d) Limitation of Benefit. Notwithstanding anything to the contrary in this Agreement, if any benefit payable under this Agreement would create an excise tax under the excess parachute rules of Section 4999 of the Code, the Bank shall pay to the Employee the amount of such excise tax and all federal and state income or other taxes with respect to any such additional amount (the "Gross-up").

(e) Payment of Benefit. The Bank shall pay the Change in Control Benefit provided herein in a lump sum to the Employee within 30 days following a termination of the Employee's employment under the circumstances described in the first sentence of this Section 6.

7. Confidential Information. The Employee recognizes and acknowledges that he will have access to certain information of the Bank and that such information is confidential and constitutes valuable, special and unique property of the Bank. The Employee shall not at any time, either during or subsequent to the term of this Agreement, disclose to others, use, copy or permit to be copied, except as directed by law or in pursuance of the Employee's duties for or on behalf of the Bank, it successors, assigns or nominees, any Confidential Information of

EJ

the Bank (regardless of whether developed by the Employee), without the prior written consent of the Bank.

The term "Confidential Information" with respect to any person means any secret or confidential information or know-how and shall include, but shall not be limited to, the plans, customers, costs, prices, uses, and applications of products and services, results of investigations, studies owned or used by such person, and all products, processes, compositions, computer programs, and servicing, marketing or operational methods, and techniques at any time used, developed, investigated, made or sold by such person, before or during the term of this Agreement, that are not readily available to the public or that are maintained as confidential by such person. The Employee shall maintain in confidence any Confidential Information of third parties received as a result of the Employee's employment with the Bank in accordance with the Bank's obligations to such third parties and the policies established by the Bank.

8. Delivery of Documents upon Termination. The Employee shall deliver to the Bank or its designee at the time of termination of the Employee's employment al correspondence, memoranda, notes, records, drawings, sketches, plans, customer lists, product compositions, and other documents and all copies thereof, made composed or received by the Employee, solely or jointly with others, that are in the Employee's possession, custody, or control at termination and that are related in any manner to the past, present, or anticipated business or any member of the Bank.

9. No Competition. Throughout the term of the Agreement and (i) for a period of two (2) years immediately following any termination of the Agreement under Sections 5(b) or 5(d), or (ii) for a period of one (1) year immediately following any termination of the Agreement under Section 5(f) or Voluntary Resignation under Section 5(e), the Employee shall not directly or indirectly engage in the business of banking, or any other business in which the Bank directly or indirectly engages during the term of the Agreement; provided, however, that the restriction in this Section 9 shall apply only to the State of New York. For purposes of this Section 9, the Employee shall be deemed to engage in a business if he directly or indirectly, engages or invests in, owns, manages, operates, controls or participates in the ownership, management, operation or control of, is employed by, associated or in any manner connected with, or renders services or advice to, any business, engaged in banking, provided, however, that the Employee may invest in the securities of any enterprise (but without otherwise participating in the activities of such enterprise) if two conditions are met: (a) such securities are listed on any national or regional securities (exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934) and (b) the Employee does not beneficially own (as defined in Rule 1 3d-3 promulgated under the Securities Exchange Act of 1934) in excess of 1% of the outstanding capital stock of such enterprise. The provisions of this paragraph shall survive regardless of the reason for the Employee's termination.

10. No tampering. Throughout the term of the Agreement and (i) for a period of two (2) years immediately following any termination of the Agreement under Sections 5(b) or 5(d), or (ii) for a period of one (1) year immediately following any termination of the Agreement under Section 5(f) or Voluntary Resignation under Section 5(e), the Employee shall not directly or

35

indirectly (a) request, induce or attempt to influence any existing or prospective customers, vendors or licensors of the Bank to curtail or cancel any business that may transact with the Bank; or (b) request, induce or attempt to influence any employee of the Bank to terminate the Employee's employment with the Bank. For purposes of this Section 10, "prospective customers" shall mean individuals or entities whom the Bank or its affiliates have contacted within the twelve (12) months immediately preceding the termination of the Agreement. The provisions of this paragraph shall survive regardless of the reason for the Employee's termination.

11. Publicity and Advertising. The Employee agrees that the Bank may use the Employee's name, picture, or likeness for any advertising, publicity, or other business purpose at any time, during the term of the Agreement by the Bank and may continue to use materials generated during the term of the Agreement for a period of six months thereafter. The Employee shall receive no additional consideration if the Employee's name, picture or likeness is so used. The Employee further agrees that any negatives, prints or other material for printing or reproduction purposes prepared in connection with the use of the Employee's name, picture or likeness by the Bank shall be and are the sole property of the Bank.

12. Remedies. The Employee acknowledges that a remedy at law for any breach or attempted breach of the Employee's obligations under Sections 7 through 10 may be inadequate, agrees that the Bank may be entitled to specific performance and injunctive and other equitable remedies in case of any such breach or attempted breach and further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. The Bank shall have the right to offset against amounts to be paid to the Employee pursuant to the terms hereof any amounts from time to time owing by the Employee to the Bank. The termination of the Agreement shall not be deemed to be a waiver by the Bank, and notwithstanding such a termination the Employee shall be liable for all damages attributable to such a breach.

13. Dispute Resolution. Subject to the Bank's right to seek injunctive relief in court as provided in Section 12 of this Agreement, any dispute, controversy or claim arising out of or in relation to or connection to this Agreement, including without limitation any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement, including a claim for indemnification under this Section 13, shall be resolved either as provided by applicable law, or at the option of either party, by impartial binding arbitration. In the event that either the Bank or the Employee demands arbitration, the Employee and the Bank agree that such arbitration shall be the exclusive, final and binding forum for the ultimate resolution of such claims, subject to any rights of appeal that either party may have under the Federal Arbitration Act and/or under applicable law dealing with the review of arbitration decisions.

(a) Arbitrators. The arbitration shall be heard and determined by one arbitrator, who shall be impartial and who shall be selected by mutual agreement of the parties; provided, however, that if the dispute involves more than $1,000,000.00, then the arbitration shall be heard and determined by three (3) arbitrators. If three (3) arbitrators are necessary as provided above, then (1) each side shall appoint an arbitrator of its choice within thirty

EG

(30) days of the submission of a notice of arbitration and (ii) the party-appointed arbitrators shall in turn appoint a presiding arbitrator of the tribunal within thirty (30) days following the appointment of the last party-appointed arbitrator. If any party fails or refuses to appoint an arbitrator, then the arbitration shall proceed with one (1) arbitrator.

(b) Demand for Arbitration. In the event that the Employee or the Bank initially elects to file suit in any court, the other party will have sixty (60) days from the date that it is formally served with a summons and a copy of the suit to notify the party filing the suit of the non-filing party's demand for arbitration. In that case, the suit must be dismissed by consent of the parties or by the court on motion, and arbitration commenced with the arbitrators. In situations where suit has not been filed, either the Employee or the Bank may initiate arbitration by serving a written demand for arbitration upon the other party. Such a demand must be served within twelve months of the events giving rise to the dispute. Any claim that is not timely made will be deemed waived.

(c) Proceedings. Unless otherwise expressly agreed in writing by the parties to the arbitration proceedings:

(i) The arbitration proceedings shall be held in the Tupper Lake area, at a site chosen by mutual agreement of the parties, or if the parties cannot reach an agreement for the location within thirty (30) days of the appointment of the last arbitrator, then at a site chosen by the arbitrator(s);

(ii) The arbitrators shall be and remain at all times wholly independent and impartial;

(iii) The arbitration proceedings shall be conducted in accordance with the Employment Arbitration Rules of the American Arbitration Association, as amended from time to time;

(iv) Any procedural issues not determined under the arbitral rules selected pursuant to item (iii) above shall be determined by the law of the place of arbitration, other than those laws which would refer the matter to another jurisdiction;

(v) The costs of the arbitration proceedings (including attorneys' fees and costs) shall be borne in the manner determined by the arbitrators;

(vi) The arbitrators may grant any remedy or relief that would have been available to the parties had the matter been heard in court;

(vii) The decision of the arbitrators shall be reduced to writing; final and binding without the right of appeal; the sole and exclusive remedy regarding any claims, counterclaims, issues or accounting presented to the arbitrators; made and promptly paid in United States dollars free of any deduction or offset; and any costs or fees incident to enforcing the award shall be to the maximum extent permitted by law, be charged against the party resisting such enforcement;

37

(viii) The award shall include interest from the date of any breach or violation of this Agreement, as determined by the arbitral award, and from the date of the award until paid in full, at 6% per annum; and

(ix) Judgment upon the award may be entered in any court having jurisdiction over the person or the assets of the party owing the judgment or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

(d) Acknowledgement of Parties. The Bank and Employee understand and acknowledge that this Agreement means that neither can pursue an action against the other in a court of law regarding any employment dispute, except for claims involving workers' compensation benefits or unemployment benefits, and except as set forth elsewhere in this Agreement, in the event that neither party notifies the other of its demand for arbitration under this Agreement. The Bank and Employee understand and agree that this Section 13, concerning arbitration, shall not include any controversies or claims related to any agreements or provisions (including provisions in this Agreement) respecting confidentiality, proprietary information, non-competition, non-solicitation, trade secrets, or breaches of fiduciary obligations by the Employee, which shall not be subject to arbitration.

(e) Consultation. Employee has been advised of the Employee's right to consult with an attorney prior to entering into this Agreement.

14. Indemnification. The Employee shall be protected against any and all legal actions when he is either a party, witness or a participant in any legal action brought against the Bank or the Employee or a Board Member. He will be protected through any programs that cover the outside directors or other Employees of the Bank.

15. Miscellaneous Provisions.

(a) Successors of the Bank. The Bank will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Bank, by agreement in form and substance satisfactory to the Employee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Bank would be required to perform it if no such succession had taken place. Failure of the Bank to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Employee to compensation from the Bank in the same amount and on the same terms as the Employee would be entitled hereunder if the Employee terminated the Employee's employment for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Bank" as hereinbefore defined shall include any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 15 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

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(b) Employee's Heirs, etc. The Employee may not assign the Employee's rights or delegate the Employee's duties or obligations hereunder without the written consent of the Bank. This Agreement shall inure to the benefit of and be enforceable by the Employee's personal or legal representatives, executors, administrators, successors, heirs, distributes, devisees and legatees. If the Employee should die while any amounts would still be payable to the Employee hereunder as if he had continued to live, all such amounts, unless otherwise provided herein, shall be aid in accordance with the terms of this Agreement to the Employee's designee or, if there be no such designee, to the Employee's estate.

(c) Notices. Any notice or communication required or permitted under the terms of this Agreement shall be in writing and shall be delivered personally, or sent by registered or certified mail, return receipt requested, postage prepaid, or sent by nationally recognized overnight carrier, postage prepaid, or sent by facsimile transmission to the Bank at the Bank's principal office and facsimile number in Tupper Lake, New York or to the Employee at the address and facsimile number, if any, appearing on the books and records of the Bank. Such notice or communication shall be deemed given (a) when delivered if personally delivered; (b) five mailing days after having been placed in the mail, if delivered by registered or certified mail; (c) the business day after having been placed with a nationally recognized overnight carrier, if delivered by nationally recognized overnight carrier, and (d) the business day after transmittal when transmitted with electronic confirmation of receipt, if transmitted by facsimile. Any party may change the address or facsimile number to which notices or communications are to be sent to it by giving notice of such change in the manner herein provided for giving notice. Until changed by notice, the following shall be the address and facsimile number to which notices shall be sent:

If to the Bank, to:	75 Park Street Tupper Lake, New York 12986
If to the Employee, to:	75 Park Street Tupper Lake, New York 12986

(d) Amendment or Waiver. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Employee and such officer as may be specifically designated by the Board (which shall not include the Employee). No waiver by either party hereto at any time of any breach by the other party hereto of or compliance with, any condition or provisions of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

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(e) Invalid Provisions. Should any portion of this Agreement be adjudged or held to be invalid, unenforceable or void, such holding shall not have the effect of invalidating or voiding the remainder of this Agreement and the parties hereby agree that the portion so held invalid, unenforceable or void shall if possible, be deemed amended or reduced in scope, or otherwise be stricken from this Agreement to the extent required for the purposes of validity and enforcement thereof.

(f) Survival of the Employee's Obligations. The Employee's obligations under this Agreement shall survive regardless of whether the Employee's employment by the Bank is terminated, voluntarily or involuntarily, by the Bank or the Employee, with or without Cause.

(g) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

(h) Governing Law. This Agreement and any action or proceeding related to it shall be governed by and construed under the laws of the State of New York.

(i) Captions and Gender. The use of Captions and Sections headings herein is for purposes of convenience only and shall not effect the interpretation or substance of any provisions contained herein. Similarly, the use of the masculine gender with respect to pronouns in this Agreement is for purposes of convenience and includes either sex who may be a signatory.

IN WITNESS WHEREOF, the Employee and a duly authorized Bank officer have signed this Agreement.

THE EMPLOYEE:	THE BANK:
[signature]	[signature]
President & CEO	By: William C. Maroun
	Title: Chairman

(40)

Exhibit 6.2

CHANGE IN CONTROL AGREEMENT

THIS CHANGE IN CONTROL (the "Agreement") is adopted this 16 day of May, 2005 by and between Martin M. Bier, of Tupper Lake, New York, hereinafter "Employee" and Tupper Lake National Bank Financial Corporation, a registered bank holding company, and Tupper Lake National Bank, a national banking corporation existing under the laws of the United States of America, with its principal place of business at 75 Park Street, Tupper Lake, New York, collectively referred to herein as "Bank."

The Board of Directors of the Bank (the "Board") has determined that it is in the best interests of the Bank to retain the Employee's services and to reinforce and encourage the continued attention and dedication of the Employee to his assigned duties, without distraction in potentially disturbing circumstances arising from the possibility of a change in control of the Bank or the assertion of claims and actions against employees.

The Bank and the Employee agree as provided herein.

ARTICLE 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Base Annual Compensation" means the Employee's average annualized compensation paid by the Bank which was includible in the Employee's gross income during the most recent five taxable years ending before the date of the Control in Change. The definition covers amounts includible in compensation, prior to any deferred arrangements, and defined as the individual's "base amount" under Section 280G of the Code.

1.2 "Cause" means

(a) Gross negligence or gross neglect of duties;

(b) Commission of a felony or of a gross misdemeanor involving moral turpitude in connection with the Employee's employment with the Bank;

(c) Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Employee's employment; or

(d) Issuance of an order for removal of the Employee by the Bank's banking regulators.

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1.3 "Change in Control" shall mean

(a) Any person or entity or group of affiliated persons or entities (other than the Bank) becomes a beneficial owner, directly or indirectly, of 25% or more of the Bank's voting securities or all or substantially all of the assets of the Bank;

(b) The Bank enters into a definitive agreement which contemplates the merger, consolidation or combination of the Bank with an unaffiliated entity in which either or both of the following is to occur: (i) the Board of Directors of the Bank, as applicable, immediately prior to such merger, consolidation or combination will constitute less than a majority of the board of directors of the surviving, new or combined entity; or (ii) less than 75% of the outstanding voting securities of the surviving, new or combined entity will be beneficially owned by the stock holders of the Bank immediately prior to such merger, consolidation or combination; provided, however, that if any definitive agreement to merge, consolidate or combine is terminated without consummation of the transaction, then no Change in Control shall be deemed to have occurred pursuant to this paragraph;

(c) The Bank enters into a definitive agreement which contemplates the transfer of all or substantially all of the Bank's assets, other than to a wholly-owned Subsidiary of the Bank; provided, however, that if any definitive agreement to transfer assets is terminated without consummation of the transaction, then no Change in Control shall be deemed to have occurred pursuant to this paragraph; or

(d) A majority of the members of the Board of Directors of the Bank shall be persons who: (i) were not members of such Board on the date this Plan is approved by the stock holders of the Bank ("current members"); and (ii) were not nominated by a vote of such Board which included the affirmative vote of a majority of the current members on such Board at the time of their nomination ("future designees"); and (iii) were not nominated by a vote of such Board which included the affirmative vote of a majority of the current members and future designees, taken as a group, on such Board at the time of their nomination.

1.4 "Code" means the Internal Revenue Code of 1986, as amended.

1.5 "Disability" means the Employee's suffering a sickness, accident or injury which has been determined by the insurance carrier of any individual or group disability insurance policy covering the Employee, or by the Social Security Administration, to be a disability rendering the Employee totally and permanently disabled. The Employee must submit proof to the Plan Administrator of the insurance carrier's or Social Security Administration's determination upon the request of the Plan Administrator.

1.6 "Good Reason" means, without the Employee's express written consent, after written notice to the Board, and after a thirty (30) day opportunity for the Board to cure, the continuing occurrence of any of the following events:

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(a) The assignment to the Employee of any material duties or responsibilities inconsistent with the Employee's positions, or a change in the Employee's reporting responsibilities, titles or offices, or any removal of the Employee from or any failure to re-elect the Employee to any of such positions, except in connection with the termination of the Employee's employment for Cause, Disability or retirement, or as a result of the Employee's death;

(b) A reduction by the Bank in the Employee's Base Salary;

(c) The taking of any action by the Bank which would adversely affect the Employee's participation in or materially reduce the Employee's benefits under the benefits plans, or the failure by the Bank to provide the Employee with the number of paid vacation days to which the Employee is then entitled on the basis of years of service with the Bank in accordance with the Bank's normal vacation policy in effect on the date hereof;

(d) Any failure of the Bank to obtain the assumption of, or the agreement to perform, this Agreement by any successor as contemplated in Section 3.9 hereof; or

(e) The Bank requiring the Employee to be based anywhere other than the Tupper Lake area except for required travel on Bank business to an extent substantially consistent with the Employee's present business travel obligations or, in the event the Employee consents to any relocation, the failure by the Bank to pay (or reimburse the Employee) for all reasonable moving expenses incurred by the Employee relating to a change in the Employee's principal residence in connection with such relocation and to indemnify the Employee against any loss realized on the sale of the Employee's principal residence in connection with any such change of residence.

1.7 "Termination Date" shall mean the date on which the Employee's employment with the Bank is terminated, either voluntarily or involuntarily.

ARTICLE 2
Change in Control Benefits

2.1 Change in Control Benefit. If within six (6) months prior or twelve (12) months following a Change in Control of the Bank, the Bank shall terminate the Employee's employment other than for Cause, or if the Employee shall terminate the Employee's employment for Good Reason, then in any such events, the Bank shall pay to the Employee a benefit under this Article.

2.1.1 Amount of Benefit. The benefit under this Section 2.1 is:

(i) Two and a half (2.5) times the Employee's Base Annual Compensation at the date of the Change in Control.

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2.1.2 Payment of Benefit. The Bank shall pay the benefit to the Employee in a lump sum within thirty (30) days following the Termination Date.

2.2 Excess Parachute Payment. Notwithstanding anything to the contrary in this Agreement, if there are payments to the Employee which constitute "parachute payments," as defined in Section 280G of the Code, then the payments made to the Employee shall be the greater of (x) one dollar ($1.00) less than the amount which would cause the payments to the Employee (including payments to the Employee which are not included in this Agreement) to be subject to the excise tax imposed by Section 4999 of the Code, and (y) any payments to the Employee contingent upon the Bank's Change in Control (including payments to the Employee which are not included in the Agreement) less any excise tax.

ARTICLE 3
Miscellaneous

3.1 Confidential Information. The Employee recognizes and acknowledges that he will have access to certain information of the Bank and that such information is confidential and constitutes valuable, special and unique property of the Bank. The Employee shall not at any time, either during or subsequent to the term of this Agreement, disclose to others, use, copy or permit to be copied, except as directed by law or in pursuance of the Employee's duties for or on behalf of the Bank, it successors, assigns or nominees, any Confidential Information of the Bank (regardless of whether developed by the Employee), without the prior written consent of the Bank. The term "Confidential Information" with respect to any person means any secret or confidential information or know-how and shall include, but shall not be limited to, the plans, customers, costs, prices, uses, and applications of products and services, results of investigations, studies owned or used by such person, and all products, processes, compositions, computer programs, and servicing, marketing or operational methods, and techniques at any time used, developed, investigated, made or sold by such person, before or during the term of this Agreement, that are not readily available to the public or that are maintained as confidential by such person. The Employee shall maintain in confidence any Confidential Information of third parties received as a result of the Employee's employment with the Bank in accordance with the Bank's obligations to such third parties and the policies established by the Bank.

3.2 No Competition. Throughout the term of the Agreement and for a period of two (2) years immediately following the Termination Date, the Employee shall not directly or indirectly engage in the business of banking, or any other business in which the Bank directly or indirectly engages during the term of the Agreement; provided, however, that this restriction shall apply only to the geographic market of the Bank. The Employee shall be deemed to engage in a business if he directly or indirectly, engages or invests in, owns, manages, operates, controls or participates in the ownership, management, operation or control of, is employed by, associated or in any manner connected with, or renders services or advice to, any business, engaged in banking, provided, however, that the Employee may invest in the securities of any enterprise (but without otherwise

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participating in the activities of such enterprise) if two conditions are met: (a) such securities are listed on any national or regional securities (exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934) and (b) the Employee does not beneficially own (as defined in Rule 1 3d-3 promulgated under the Securities Exchange Act of 1934) in excess of 1% of the outstanding capital stock of such enterprise. The provisions of this paragraph shall survive regardless of the reason for the Employee's termination.

3.3 Delivery of Documents upon Termination. The Employee shall deliver to the Bank or its designee at the time of termination of the Employee's employment al correspondence, memoranda, notes, records, drawings, sketches, plans, customer lists, product compositions, and other documents and all copies thereof, made composed or received by the Employee, solely or jointly with others, that are in the Employee's possession, custody, or control at termination and that are related in any manner to the past, present, or anticipated business or any member of the Bank.

3.4 Remedies. The Employee acknowledges that a remedy at law for any breach or attempted breach of the Employee's obligations under Sections 3.1, 3.2 and 3.3 may be inadequate, agrees that the Bank may be entitled to specific performance and injunctive and other equitable remedies in case of any such breach or attempted breach and further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. The Bank shall have the right to offset against amounts to be paid to the Employee pursuant to the terms hereof any amounts from time to time owing by the Employee to the Bank. The termination of the Agreement shall not be deemed to be a waiver by the Bank of any breach by the Employee of this Agreement or any other obligation owed to the Bank, and notwithstanding such a termination the Employee shall be liable for all damages attributable to such a breach.

3.5 Dispute Resolution. Subject to the Bank's right to seek injunctive relief in court as provided in Section 3.4 of this Agreement, any dispute, controversy or claim arising out of or in relation to or connection to this Agreement, including without limitation any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement, including a claim for indemnification under this Section 3.5, shall be resolved either as provided by applicable law, or at the option of either party, by impartial binding arbitration. In the event that either the Bank or the Employee demands arbitration, the Employee and the Bank agree that such arbitration shall be the exclusive, final and binding forum for the ultimate resolution of such claims, subject to any rights of appeal that either party may have under the Federal Arbitration Act and/or under applicable law dealing with the review of arbitration decisions.

(a) Arbitrators. The arbitration shall be heard and determined by one arbitrator, who shall be impartial and who shall be selected by mutual agreement of the parties; provided, however, that if the dispute involves more than $1,000,000.00, then the arbitration shall be heard and determined by three (3) arbitrators. If three (3) arbitrators are necessary as provided above, then (i) each side shall appoint an

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arbitrator of its choice within thirty (30) days of the submission of a notice of arbitration and (ii) the party-appointed arbitrators shall in turn appoint a presiding arbitrator of the tribunal within thirty (30) days following the appointment of the last party-appointed arbitrator. If any party fails or refuses to appoint an arbitrator, then the arbitration shall proceed with one (1) arbitrator.

(b) Demand for Arbitration. In the event that the Employee or the Bank initially elects to file suit in any court, the other party will have sixty (60) days from the date that it is formally served with a summons and a copy of the suit to notify the party filing the suit of the non-filing party's demand for arbitration. In that case, the suit must be dismissed by consent of the parties or by the court on motion, and arbitration commenced with the arbitrators. In situations where suit has not been filed, either the Employee or the Bank may initiate arbitration by serving a written demand for arbitration upon the other party. Such a demand must be served within twelve (12) months of the events giving rise to the dispute. Any claim that is not timely made will be deemed waived.

(c) Proceedings. Unless otherwise expressly agreed in writing by the parties to the arbitration proceedings:

(i) The arbitration proceedings shall be held in the Tupper Lake area, at a site chosen by mutual agreement of the parties, or if the parties cannot reach an agreement for the location within thirty (30) days of the appointment of the last arbitrator, then at a site chosen by the arbitrator(s);

(ii) The arbitrators shall be and remain at all times wholly independent and impartial;

(iii) The arbitration proceedings shall be conducted in accordance with the Employment Arbitration Rules of the American Arbitration Association, as amended from time to time;

(iv) Any procedural issues not determined under the arbitral rules selected pursuant to item (iii) above shall be determined by the law of the place of arbitration, other than those laws which would refer the matter to another jurisdiction;

(v) The costs of the arbitration proceedings (including attorneys' fees and costs) shall be borne in the manner determined by the arbitrators;

(vi) The arbitrators may grant any remedy or relief that would have been available to the parties had the matter been heard in court;

(vii) The decision of the arbitrators shall be reduced to writing; final and binding without the right of appeal; the sole and exclusive remedy regarding any claims, counterclaims, issues or accounting presented to the

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arbitrators; made and promptly paid in United States dollars free of any deduction or offset; and any costs or fees incident to enforcing the award shall be to the maximum extent permitted by law, be charged against the party resisting such enforcement;

(viii) The award shall include interest from the date of any breach or violation of this Agreement, as determined by the arbitral award, and from the date of the award until paid in full, at 6% per annum; and

(ix) Judgment upon the award may be entered in any court having jurisdiction over the person or the assets of the party owing the judgment or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

(d) Acknowledgement of Parties. The Bank and Employee understand and acknowledge that this Agreement means that neither can pursue an action against the other in a court of law regarding any employment dispute, except for claims involving workers' compensation benefits or unemployment benefits, and except as set forth elsewhere in this Agreement, in the event that neither party notifies the other of its demand for arbitration under this Agreement. The Bank and Employee understand and agree that this Section 3.5, concerning arbitration, shall not include any controversies or claims related to any agreements or provisions (including provisions in this Agreement) respecting confidentiality, proprietary information, non-competition, non-solicitation, trade secrets, or breaches of fiduciary obligations by the Employee, which shall not be subject to arbitration.

3.6 Right to Consult Counsel. Employee has been advised of the Employee's right to consult with an attorney prior to entering into this Agreement.

3.7 Indemnification. The Employee shall be protected against any and all legal actions when he is either a party, witness or a participant in any legal action brought against the Bank or the Employee or the Board. He will be protected through any programs that cover the outside directors or other Employees of the Bank.

3.8 Successors of the Bank. The Bank will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Bank, by agreement in form and substance satisfactory to the Employee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Bank would be required to perform it if no such succession had taken place. Failure of the Bank to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Employee to compensation from the Bank in the same amount and on the same terms as the Employee would be entitled hereunder if the Employee terminated the Employee's employment for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Bank" as hereinbefore defined shall include

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any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 3 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

3.9 Employee's Heirs, etc. The Employee may not assign the Employee's rights or delegate the Employee's duties or obligations hereunder without the written consent of the Bank. This Agreement shall inure to the benefit of and be enforceable by the Employee's personal or legal representatives, executors, administrators, successors, heirs, distributes, devisees and legatees. If the Employee should die while any amounts would still be payable to the Employee hereunder as if he had continued to live, all such amounts, unless otherwise provided herein, shall be aid in accordance with the terms of this Agreement to the Employee's designee or, if there be no such designee, to the Employee's estate.

3.10 Notices. Any notice or communication required or permitted under the terms of this Agreement shall be in writing and shall be delivered personally, or sent by registered or certified mail, return receipt requested, postage prepaid, or sent by nationally recognized overnight carrier, postage prepaid, or sent by facsimile transmission to the Bank at the Bank's principal office and facsimile number in Tupper Lake, New York or to the Employee at the address and facsimile number, if any, appearing on the books and records of the Bank. Such notice or communication shall be deemed given (a) when delivered if personally delivered; (b) five mailing days after having been placed in the mail, if delivered by registered or certified mail; (c) the business day after having been placed with a nationally recognized overnight carrier, if delivered by nationally recognized overnight carrier, and (d) the business day after transmittal when transmitted with electronic confirmation of receipt, if transmitted by facsimile. Any party may change the address or facsimile number to which notices or communications are to be sent to it by giving notice of such change in the manner herein provided for giving notice. Until changed by notice, the following shall be the address and facsimile number to which notices shall be sent:

If to the Bank, to:	75 Park Street Tupper Lake, New York 12986
If to the Employee, to:	75 Park Street Tupper Lake, New York 12986

3.11 Amendment or Waiver. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Employee and such officer as may be specifically designated by the Board (which shall not include the Employee). No waiver by either party hereto at any time of any breach by the other party hereto of or compliance with, any condition or provisions of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in

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this Agreement. This Agreement constitutes the entire agreement between the Bank and the Employee as to the subject matter hereof. No rights are granted to the Employee by virtue of this Agreement other than those specifically set forth herein.

3.12 Invalid Provisions. Should any portion of this Agreement be adjudged or held to be invalid, unenforceable or void, such holding shall not have the effect of invalidating or voiding the remainder of this Agreement and the parties hereby agree that the portion so held invalid, unenforceable or void shall if possible, be deemed amended or reduced in scope, or otherwise be stricken from this Agreement to the extent required for the purposes of validity and enforcement thereof.

3.13 Survival of the Employee's Obligations. The Employee's obligations under this Agreement shall survive regardless of whether the Employee's employment by the Bank is terminated, voluntarily or involuntarily, by the Bank or the Employee, with or without Cause.

3.14 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

3.15 Governing Law. This Agreement and any action or proceeding related to it shall be governed by and construed under the laws of the State of New York.

3.16 Captions and Gender. The use of Captions and Sections headings herein is for purposes of convenience only and shall not effect the interpretation or substance of any provisions contained herein. Similarly, the use of the masculine gender with respect to pronouns in this Agreement is for purposes of convenience and includes either sex who may be a signatory.

IN WITNESS WHEREOF, the Employee and a duly authorized Bank officer have signed this Agreement.

THE EMPLOYEE:

President & CEO

THE BANK:

By: William C. Maroun
Title: Chairman

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